AIFUL CORPORATION

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AIFUL CORPORATION
Tokyo Office
Toho-Hibiya Bldg. (Hibiya Chanter),
1-2-2, Yurakucho, Chiyoda-ku, Tokyo
100-0006 Japan
TEL: 03-4503-6100/FAX: 03-4503-6109
✉: ir@aiful.co.jp URL: http://www.aiful.co.jp

08001912

March 25, 2008

File No. 82-4802
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re: AIFUL CORPORATION – Rule12g3-2(b)

Dear Sir / Madam;

In order for us to comply with the requirements of Rule 12g3-2(b), we, AIFUL CORPORATION (the "Company"), enclose herewith Exhibits 1 through 10, listed in the attached sheet, which are English version, English translations, adequate summaries and/or brief description in English of the documents which were published by the Company in the period from October 1, 2007 to December 31, 2007 and which are all the documents of the Company required to be furnished to SEC in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

AIFUL CORPORATION

By ____________

Name: Yuji Fukada
Title: Chief of Investor Relations, Investor Relations Office

Attachments

List of material information made public in Japan from October 1, 2007 to December 31, 2007

	Descriptions	Information (*) Provided to
Exhibit 1.	Amendment to the Shelf Registration Statement dated November 16, 2007 (brief description in English)	DKALFB TSE/OSE
Exhibit 2.	Amendment to the Shelf Registration Statement dated December 25, 2007 (brief description in English)	DKALFB TSE/OSE
Exhibit 3.	Semi-Annual Securities Report dated December 25, 2007 for the 31st Fiscal Year (Interim) from April 1, 2007 to September 30, 2007 (brief description in English)	DKALFB TSE/OSE
Exhibit 4.	Interim Financial Statements (Consolidated and Non-Consolidated) dated November 13, 2007 (English Translation)	TSE/OSE
Exhibit 5.	Data Book (The Interim Period Ending March, 2007) dated November 13, 2007 (English Translation contained)	Public
Exhibit 6.	Press Release dated November 19, 2007 with a title " AIFUL Changes Responsibilities of Some Executive Officers" (English translation)	Public
Exhibit 7.	Press Release dated December 25, 2007 with a title "AIFUL Announces Change of Organization Name" (English translation)	Public

Exhibit 8.	Press Release dated December 27, 2007 with a title "AIFUL Issues New Update on Strengthening of Compliance Structure" (English translation)	Public
Exhibit 9.	Corporate Governance Report dated October 1, 2007 (brief description in English)	TSE
Exhibit 10.	Corporate Structure and Procedures Regarding Timely Disclosure of Corporate Information (Document attached to the Written Oath Regarding Timely Disclosure) dated November 28, 2007 (English translation)	TSE/OSE

(*) "DKALFB" means Director-General of Kanto Local Finance Bureau.
"TSE" means Tokyo Stock Exchange.
"OSE" means Osaka Securities Exchange.

EXHIBIT 1

(Brief Description in English)

Amendment to the Shelf Registration Statement

dated November 16, 2007 (the "Amendment")

The Amendment was filed on November 16, 2007 in order to incorporate by reference the Amendment to the Annual Securities Report of the Company dated July 20, 2007 with respect to its fiscal year ended March 31, 2007 and the Extraordinary Report of the Company dated July 20, 2007 in the Shelf Registration Statement filed with the Director-General of Kanto-Local Finance Bureau on March 1, 2007. (Note)

Note:

Under the Financial Instruments and Exchange Law, an amendment to a shelf registration statement is required to be filed when a list of documents incorporated by reference in the relevant shelf registration statement is to be amended.

EXHIBIT 2

(Brief Description in English)

Amendment to the Shelf Registration Statement
<u>dated December 25, 2007 (the "Amendment")</u>

The Amendment was filed on December 25, 2007 in order to incorporate by reference the Semi-Annual Securities Report of the Company dated December 25, 2007 with respect to the period from April 1, 2007 through September 30, 2007 in the Shelf Registration Statement filed with the Director-General of Kanto-Local Finance Bureau on March 1, 2007. (Note)

Note:

Under the Financial Instruments and Exchange Law, an amendment to a shelf registration statement is required to be filed when a list of documents incorporated by reference in the relevant shelf registration statement is to be amended.

EXHIBIT3

(Brief Description in English)

December 25, 2007

Semi-Annual Securities Report

(Report pursuant to Article 24-5, Paragraph 1 of
the Financial Instruments and Exchange Law)

The 31st Fiscal Year (Interim)
from April 1, 2007
to September 30, 2007

This Semi-Annual Securities Report concerning the period from April 1, 2007 through September 30, 2007 (the "Semi-Annual Securities Report") was, in accordance with the Japanese laws and regulations, filed on December 25, 2007 with the Director-General of Kanto Local Finance Bureau of the Ministry of Finance of Japan, and is made available for public inspection at the Tokyo Branch of AIFUL Corporation (the "Company") and at each of The Tokyo Stock Exchange and The Osaka Securities Exchange, on which the shares of common stock of the Company are listed.

It is required under the Japanese laws and regulations to include in the Semi-Annual Securities Report certain information concerning the Company on both consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated semi-annual financial statements of the Company for the period from April 1, 2007 through September 30, 2007.

The information in the Semi-Annual Securities Report which is material to an investment decision is substantially contained in the Interim Financial Statements (Consolidated and Non-Consolidated) for the first half of the fiscal year ending March 31, 2008 (Exhibit 4).

FASF MEMBERSHIP

November 13, 2007

Interim Financial Statements

For the first half of the fiscal year ending March 31, 2008

AIFUL Corporation Stock Exchange: 1st Section of Tokyo and Osaka Stock Exchanges
Stock Code: 8515 URL http://www.aiful.co.jp
Representative: Yoshitaka Fukuda, President and Chief Executive Officer
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
TEL (03) 4503 - 6050

Scheduled date of submission of interim financial report: December 25, 2007
Scheduled date of commencement of dividend payments: December 10, 2007

I. Consolidated Business Results for the Interim Period (April 1, 2007 – September 30, 2007)

1. Consolidated Operating Results

Note: Amounts in financial statements and the supplementary data are rounded down.

(In millions of yen, except where noted; percentage figures show year-on-year growth.)

	Operating Revenue		Operating Income (loss)		Ordinary Income (loss)		Net Income (loss)	
Interim Period Ended September 30, 2007	216,502	(17.5)%	21,068	(24.1)%	21,504	(23.5)%	21,475	–
Interim Period Ended September 30, 2006	262,283	(3.9)%	27,744	(63.0)%	28,115	(62.9)%	(179,564)	–
Fiscal Year Ended March 31, 2007	499,031	–	(163,801)	–	(163,092)	–	(411,250)	–

	Net Income (loss) per Share (Yen)	Diluted Net Income per Share (Yen)
Interim Period Ended September 30, 2007	151.68	–
Interim Period Ended September 30, 2006	(1,267.91)	–
Fiscal Year Ended March 31, 2007	(2,903.85)	–

Reference: Equity method investment gain or loss for: Interim period ended September 30, 2007: - million yen
Interim period ended September 30, 2006: - million yen
Fiscal year ended March 31, 2007: - million yen

2. Consolidated Financial Position

(In millions of yen, except where noted)

	Total Assets	Net Assets	Shareholders' Equity Ratio (%)	Net Assets per Share (Yen)
Interim Period Ended September 30, 2007	2,016,531	272,861	13.3	1,887.85
Interim Period Ended September 30, 2006	2,490,928	495,339	19.6	3,447.03
Fiscal Year Ended March 31, 2007	2,214,559	257,144	11.4	1,777.44

Reference: Shareholders' equity for: Interim period ended September 30, 2007: 267,281 million yen
Interim period ended September 30, 2006: 488,176 million yen
Fiscal year ended March 31, 2007: 251,724 million yen

3. Consolidated Cash Flows

(In millions of yen)

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents at the End of the Period
Interim Period Ended September 30, 2007	153,825	22,751	(185,773)	117,917
Interim Period Ended September 30, 2006	120,518	45,104	(166,183)	133,832
Fiscal Year Ended March 31, 2007	250,558	13,498	(271,390)	127,089

II. Dividend Information

	Dividend per share (Yen)		
(Record date)	Interim	Year-end	Annual
Fiscal year ending March 31, 2007	30.00	30.00	60.00
Fiscal year ending March 31, 2008	20.00		40.00
Fiscal year ending March 31, 2008 (Forecast)		20.00	

III. Full Year Consolidated Forecast (April 1, 2007 - March 31, 2008)

(In millions of yen, except where noted; Percentage figures show year-on-year growth)

	Operating Revenue		Operating Income		Ordinary Income		Net Income		Net Income per Share (Yen)
Full year	403,644	(19.1)%	31,684	–	32,000	–	32,133	–	226.96

IV. Other

(1) Transfers of leading subsidiaries during the period (transfers of specified subsidiaries accompanied by changes in the scope of consolidation): None

(2) Changes in accounting principles, procedures and methods of presentation relating to the preparation of interim consolidated financial statements (Recorded under Changes in Significant Accounting Policies Relating to the Interim Consolidated Financial Statements)

(a) Changes accompanying amendments to accounting standards: Yes

(b) Changes other than those in (a): None

(3) Number of shares issued and outstanding (Ordinary shares)

(a) Number of shares issued and outstanding at end of the period (including treasury stock)

Interim period ended September 30, 2007: 142,035,000 shares
Interim period ended September 30, 2006: 142,035,000 shares
Fiscal year ended March 31, 2007: 142,035,000 shares

(b) Number of shares of treasury stock issued and outstanding at end of the period

Interim period ended September 30, 2007: 455,610 shares
Interim period ended September 30, 2006: 412,502 shares
Fiscal year ended March 31, 2007: 412,835 shares

Note: Please refer to Per Share Information on page 34 for the number of shares used in the computation of consolidated net income per share.

(Reference) Summary of Non-Consolidated Business Results

I. Non-Consolidated Business Results for the Interim Period (April 1, 2007 – September 30, 2007)

1. Non-Consolidated Operating Results

(In millions of yen, except where noted; percentage figures show year-on-year growth.)

	Operating Revenue		Operating Income (loss)		Ordinary Income (loss)		Net Income (loss)	
Interim Period Ended September 30, 2007	125,211	(21.5)%	10,323	(46.9)%	13,163	(40.9)%	18,409	-
Interim Period Ended September 30, 2006	159,524	(7.6)%	19,428	(65.5)%	22,283	(62.7)%	(159,647)	-
Fiscal Year Ended March 31, 2007	300,755	–	(106,937)	–	(101,225)	–	(359,399)	–

	Net Income (loss) per Share (Yen)
Interim Period Ended September 30, 2007	130.03
Interim Period Ended September 30, 2006	(1,127.27)
Fiscal Year Ended March 31, 2007	(2,537.73)

2. Non-Consolidated Financial Position

(In millions of yen, except where noted)

	Total Assets	Net Assets	Shareholders' Equity Ratio (%)	Net Assets per Share (Yen)
Interim Period Ended September 30, 2007	1,491,234	267,535	17.9	1,889.65
Interim Period Ended September 30, 2006	1,906,636	459,395	24.1	3,243.80
Fiscal Year Ended March 31, 2007	1,660,826	255,005	15.4	1,800.60

II. Full Year Non-Consolidated Forecast (April 1, 2007 - March 31, 2008)

(In millions of yen, except where noted; Percentage figures show year-on-year growth)

	Operating Revenue		Operating Income		Ordinary Income		Net Income		Net Income per Share (Yen)
Full year	235,055	(21.8)%	14,426	–	20,000	–	32,454	–	229.23

- Explanation and other important precautions concerning the proper use of business results forecasts
  (Precautions concerning forward-looking statements)

1. The full year consolidated and non-consolidated forecasts have been revised from those published in the Year-End Financial Statements for the fiscal year ended March 2007 (published May 9, 2007) in view of the business results for the interim period and the future outlook.

   Please refer to 1. Operating Results (1) Analysis of Operating Results on page 4 for matters relating to business results forecasts.
2. The forecasts above are based on data available as of the date of publication and certain assumptions that the Company deems to be reasonable. Actual results may differ significantly for a number of reasons.

Supplementary Data

I. Operating Results

1. Analysis of Operating Results

During the interim period under review, the Japanese economy has been demonstrating firmness, including persistently solid capital investment and a trend of improvement in the employment environment. This has been in spite of disparities that have arisen according to company size due to the impact of the appreciation of the yen and rising raw material prices, and despite uncertainty over the future because of the problems with housing loans to individuals with low creditworthiness (subprime loans) in the US.

Meanwhile, the business environment for the AIFUL Group has become increasingly difficult, including the continued increase in requests for interest repayments and an intensification in moves toward industry reorganization due to the impact of the revisions to Japan's Money Lending Business Control and Regulation Law (Money Lending Business Control Law).

In this environment, the AIFUL Group has been pushing ahead with cost structure reforms based on such measures as a large-scale amalgamation and closure of branches in order to build a corporate structure that can accommodate the new Money Lending Business Control Law. Moreover, the Group has also been consistently making efforts aimed at further strengthening its internal control and compliance structures. These efforts include the establishment of the Risk Management Committee in April 2007 with the aims of further bolstering risk management structures, preventing risk before it arises, and maintaining and improving sound corporate management, as well as the introduction of an executive officer system in June 2007 with the objectives of speeding up business execution functions and clarifying authority and responsibility.

Furthermore, the Group has also worked even harder than in the past to be an enterprise that can earn the trust and meet the expectations of all of its stakeholders through such means as revising its corporate philosophy, beginning with the management philosophy, in order to become an enterprise that is truly trusted by society.

A. Operations

(1) AIFUL Corporation

During the interim period under review, the entire Company was united in its focus on strengthening the compliance structure, including the reinforcement of the internal management structure and establishment of various regulations and rules.

Moreover, based on the belief that the establishment of a corporate structure that complies with Japan's new Money Lending Business Control Law will lead to an improvement in corporate value, the Company worked on extensive cost structure reforms that included the achievement of operations with approximately 1,000 branches through large-scale amalgamation and closure of branches. Apart from this, the Company also lowered the maximum lending rate to no more than 18% on all unsecured loans, home equity loans, and small business loans to customers taking out new agreements from August 1, 2007 as well as existing customers able to take out agreements under the new lending criteria.

Consolidated operating results during the interim period under review in the loan business by product are as follows.

i) Unsecured Loans
There were 165,000 new applications during the interim period under review, an increase of 12.6% year-on-year, and new account acquisitions were 59,000, down 32.7% due to tightening up of credit criteria. Unsecured loans outstanding stood at 894,929 million yen, down 10.1% compared to the end of the previous fiscal year.

ii) Home Equity Loans and Small Business Loans
The balance of loans outstanding at the end of the interim period stood at 248,241 million yen, down 9.7% compared to the end of the previous fiscal year, for home equity loans, and 23,597 million yen, down 17.9%, for small business loans.

iii) Credit Guarantees Business
At the end of the interim period, with the addition of five new partner financial institutions, AIFUL's guarantee partners numbered 43 unsecured personal loan companies and 63 small business unsecured loan companies, and the balance of customers' liabilities for acceptances and guarantees stood at 56,740 million yen, marking a decline of 3.7% compared with the end of the previous fiscal year.

(2) LIFE Co., Ltd.

As a result of the reorganization of branches that it conducted at the end of the previous fiscal year, LIFE commenced the interim period under review with a new structure consisting of 11 business branches, 41 staffed and 74 unstaffed LIFE Cash Plazas, and 12 LIFE Card stores, which it has developed as a brand store, and the company has been working to establish its business style under this new structure.

i) Credit Cards Business

In the credit card business, LIFE has begun to issue a wide variety of co-branded cards, including cards with major medical institutions as well as distribution and temporary staff agencies. Moreover, the company concluded an agreement for the joint promotion of LIFE Card, LIFE's own card, and iD, NTT DoCoMo's deferred payment e-money.

In terms of customer services, the company revamped its LIFE Thanks Present point system, extending the validity of points to a maximum five years, as well as realizing the credit card industry's first in-house remote duplexed card authorization system, building a structure that will enable consistent service delivery even in the event of a disaster. Furthermore, LIFE introduced SyncShop, a reception-type Web application that shares screening information with customers and provides support for customers who apply for card membership online. Apart from this, LIFE made the Contact History Management System, which provides integrated management of the history of contact with customers, operational on an individual customer level in July. In conjunction with the renewal of the Credit Management System conducted at the same time, this has achieved even more accurate customer service and has further enhanced data security.

LIFE has maintained its active social contribution activities through the promotion of sport, including sponsorship of the 3rd LIFE Card Ladies Golf Tournament.

As a result, the total number of credit card holders at the end of the interim period rose 470,000 to 14,540,000.

ii) Per-item Credit Business

In the per-item credit business, LIFE has carried out substantial changes to its member store transaction policy, including tightening up member store screening criteria last fiscal year in view of socially problematic sales methods by pernicious home renovators, for example. During the interim period under review, LIFE has continued to develop its operations based on strict screening criteria with the aim of providing sound per-item installment services.

iii) Credit Guarantees Business

At the end of the interim period, the number of guarantee partners stood at 115. Furthermore, the company has begun handling new products for businesses since the last fiscal year. Looking ahead, LIFE will aim to continuously expand bank loan guarantee products.

iv) Consumer Finance Business

In the consumer finance business, LIFE has been seeking agreements with new customers through the enhancement of its product lineup, including the Real Estate Secured Loan for Business Proprietors and LIFE Special Purpose Loan, which are new products launched in the previous fiscal year.

As a result, the volume of business during the interim period was up 17.6% year-on-year to 316,330 million yen for credit card shopping, down 74.6% to 6,654 million yen for per-item credit, down 16.2% to 10,660 million yen for credit guarantees, and down 14.1% to 141,709 million yen for credit card cash advances.

(3) Other Group Companies

i) Small Business Finance Business

Businext has been seeking the further enhancement of its services, including the commencement of an ATM withdrawal tie-up with Tokyo Star Bank in January 2007. The company will continue to meet diverse funding needs in order to play a role in the success of large number of business people.

As a result, the balance of loans outstanding stood at 83,078 million yen at the end of the interim period under review, up 0.9% compared with the end of the previous fiscal year.

Moreover, City's has conducted an exhaustive review of its cost structure in order to establish a new business model that bears in mind the revised Money Lending Business Control Law and to meet the diverse needs of customers.

The balance of loans outstanding at City's stood at 54,894 million yen at the end of the interim period, down 5.9% compared with the end of the previous fiscal year.

ii) Consumer Finance Business

It had been planned that TCM Co., Ltd., and Passkey Co., Ltd., would be integrated into AIFUL by March 2008, with Tryto Corporation and Wide Corporation integrated by March 2009. However, the plan has been partially amended to include the transfer of some claims to LIFE by December 2007. In the future, AIFUL will reconsider the optimum scheme after assessing the business environment.

The balance of loans outstanding at the four consumer finance companies was 123,459 million yen at the end of the interim period, down 17.6% compared with the end of the previous fiscal year.

iii) Other Business

AsTry Loan Services has built a new one-center structure, changing from a two-center structure that consisted of a head office and a management division, with the objectives of accelerating decision making and raising the efficiency of operations, and it commenced operations at the new center on October 1, 2007.

In addition, the company has been striving to strengthen its compliance framework and internal control structures, and it became the first in the servicing industry to receive approval from Japan Information Processing Development Corporation for the privacy mark based on the new standard (JISQ15001: 2006) in February 2007.

The balance of purchased claims stood at 11,779 million yen at the end of the interim period under review, down 7.6% compared to the end of the previous fiscal year.

Investment by New Frontier Partners Co., Ltd., totaled 4,667 million yen (including investment through funds) at the end of the interim period, down 3.3% compared to the end of the previous fiscal year.

As a result of the foregoing, at the end of the interim period, the AIFUL Group had 1,810,833 million yen in loans outstanding on a consolidated basis, down 8.8% compared to the end of the previous fiscal year, 201,635 million yen in installment receivables, down 12.2% compared to the end of the previous fiscal year, and 134,779 million yen in customers' liabilities for acceptances and guarantees, down 5.0% compared to the end of the previous fiscal year. (These amounts included 129,476 million yen in off-balance sheet loans due to securitization comprised of 82,373 in loans outstanding and 47,102 million yen in installment receivables.)

B. Overview of Performance

Consolidated operating revenue for the AIFUL Group for the interim period under review decreased by 17.5% year-on-year, to 216,502 million yen, of which 191,345 million yen, or 88.4%, was accounted for by interest on loans to customers, 11,046 million yen, or 5.1%, by revenue from credit card shopping and per-item credit, and 4,348 million yen, or 2.0%, by credit guarantee revenue.

Meanwhile, operating expenses for the AIFUL Group totaled 195,433 million yen, down 16.7% year-on-year. This amount can be broken down into 73,192 million yen, or 37.5%, for bad debt expenses, 35,961 million yen, or 18.4%, in expenses related to interest repayments, 3,925 million yen, or 2.0%, in advertising expenses, and 22,985 million yen, or 11.8%, in personnel expenses.

As a result of the foregoing, consolidated operating income for the interim period under review was 21,068 million yen, down 24.1% year-on-year, ordinary income was 21,504 million yen, down 23.5%, and net income was 21,475 million yen.

AIFUL's non-consolidated operating income for the interim period was 10,323 million yen, down 46.9%, ordinary income was 13,163 million yen, down 40.9%, and net income was 18,409 million yen.

C. Outlook for the Full Year

The environment for the AIFUL Group is expected to remain difficult. Nevertheless, the Group will continue to move forward with the firm establishment of its compliance structure, cost structure reforms, and aggressive business activity with the aim of being reborn as a company that is trusted by all of its stakeholders and realizing its management philosophy, which is "Earn the support of the public with sincerity and hard work."

In the fiscal year ending March 2008, AIFUL forecasts a 19.1% year-on-year decline in consolidated operating revenue to 403,644 million yen, 32,000 million yen in ordinary income, and net income of 32,133 million yen.

AIFUL forecasts that non-consolidated operating revenue will decrease 21.8% to 235,055 million yen, ordinary income will be 20,000 million yen, and net income will be 32,454 million yen.

2. Analysis of Financial Position

A. Assets, Liabilities, Net Assets, Cash Flows

Total assets on a consolidated basis declined by 198,027 million yen, or 8.9%, compared to the end of the previous fiscal year to 2,016,531 million yen at the end of the interim period under review.

The main reasons for the decline included a reduction of 184,229 million yen in loans outstanding due to the impact of such factors as the tightening up on credit, decreases of 29,984 million yen and 20,391 million yen respectively in short-term loans (*gensaki* repurchase

agreements on financial instruments) and installment receivables despite an increase of 58,104 million yen due to the decrease in the allowance for bad debts, which is deducted from current assets.

Total liabilities fell by 213,744 million yen, or 10.9%, compared to the end of the previous fiscal year to 1,743,670 million yen. This was due to such factors as a 181,382 million yen reduction resulting from the repayment and redemption of interest bearing debts.

Net assets rose by 15,717 million yen, or 6.1%, compared to the previous fiscal year due to such factors as 21,475 million yen recorded in net income for the interim period and the distribution of 4,248 million yen from retained earnings.

B. Cash Flows

Cash and cash equivalents ("Funds") on a consolidated basis during the interim period under review declined by 9,171 million yen compared to the end of the previous fiscal year to 117,917 million yen. Although cash flow from operating activities increased by 153,825 million yen because the increase in funds due to the decline in operating receivables, including loans outstanding, exceeded the decline in funds due to the reduction in allowance for bad debts, cash flow from financial activities fell 185,773 million yen due to repayment of debts and redemption of corporate bonds.

Changes in Cash Flow Related Indicators

	Year ended March 2004	Year ended March 2005	Year ended March 2006	Year ended March 2007	Interim period ended September 2007
Shareholders' Equity Ratio (%)	23.5	24.0	24.4	11.4	13.3
Shareholders' Equity Ratio Based on Market Price (%)	43.2	47.3	39.5	23.0	12.6
Interest coverage ratio (times)	2.0	3.1	2.5	–	0.5

Shareholder's equity ratio: shareholder's equity/total assets
Shareholder's equity ratio based on market price: total market capitalization/total assets
Interest coverage ratio: operating cash flow/interest payments
Notes: 1. All indicators computed using consolidated financial figures.
2. Operating cash flow is the figure obtained by excluding changes in funds due to changes in outstanding receivables and reserves related to operating receivables (allowance for bad debts and reserve for losses on interest repayments) from cash flow from operating activities on the consolidated statements of cash flows.

3. Basic Policies on Profit Distribution and Dividends for the Current Fiscal Year

The AIFUL Group's basic dividend policy is to consistently distribute profits to shareholders in a stable manner on the basis of a comprehensive assessment of the economic and financial situation and the Company's own business performance.

Based on this basic policy, the AIFUL Group aims to increase returns for shareholders and shareholder value by moving back into long-term profit growth.

Although the difficult business environment has continued thus far in the current fiscal year, the Company plans to pay an interim dividend of 20 yen per share and year-end dividend of 20 yen per share, for an annual dividend of 40 yen per share, in order to maintain a stable dividend.

Internal reserves are to be used effectively, considering market conditions and other factors, in strategic investments that contribute to the rebuilding of the earnings base, as well as in the reconstruction of corporate infrastructure, including the strengthening of compliance, and strategies for reinforcing a variety of internal control functions.

4. Business Risk

The main factors concerning the financial position and business performance of the AIFUL Group that could significantly impact the decisions of investors are those described below.

Factors in the text relating to the future are based on judgements as of the end of the interim period under review.

A. Risks Arising from the Business Environment

Whether the AIFUL Group maintains and improves past profit levels and rates of profit growth depends on a number of factors, and those that are expected to be the main factors are described below.

- Japanese economic conditions and market trends, especially trends in the consumer credit market
- Intensification of competition with competitors in the consumer finance market

- Changes in the relevant legislation and regulations for the consumer finance market, and especially changes in the legal framework, the enforcement status of such changes and judicial decisions relating to relevant legislation, accompanying changes in accounting standards, and incidence of other lawsuits requesting interest repayments
- Changes in the AIFUL Group's ability to provide credit, the number of accounts, the average balance per account, the average contracted interest rate, and the default ratio
- Changes in fund procurement capabilities due to factors such as market interest rate trends, and changes in the creditworthiness of the AIFUL Group
- Changes in expenses, including various commissions, advertising expenses and personnel expenses, and losses
- Negative media coverage of the AIFUL Group and the consumer finance industry, and the incidence of scandals

In April 2007, AIFUL set up the Risk Management Committee as a body attached directly to the Board of Directors, establishing a structure to monitor and manage risk across the Company, prevent risks before they emerge, and for times of emergency. Nevertheless, despite these measures, the AIFUL Group's financial position and business results may be adversely affected and revisions to the Group's strategy may be required by such factors as changes in the business environment, including the strengthening or relaxation of legal regulations, competition, and economic fluctuations.

B. Risk Arising from the Problem of Borrowers with Multiple Debts

Against the background of recent economic conditions and the establishment of a legislative system for consumer protection, the increase in the number of consumers with multiple debts from borrowing from a number of credit providers and the use of credit cards, and the accompanying growth in the number of consumers requesting legal protection, have become social problems. (Some customers of the AIFUL Group may also fall into this category.)

In response to this problem, the consumer finance industry set up the Liaison Group of Consumer Finance Companies in January 1997 to work on educational activities for consumers through TV commercials and pamphlets at the same time as carrying out activities to support financial education such as the production of video teaching materials for high schools. Moreover, in June 1997, 14 consumer finance companies invested 1,722 million yen to establish the Japan Consumer Counseling Fund, providing funding aid for a range of counseling programs.

Apart from this, seven major consumer finance companies and the Liaison Group of Consumer Finance Companies launched a media campaign entitled "Stop! Karisugi" in June 2006 to prevent multiple indebtedness. In October 2006, the Support Services for Sound Household Budget Management Site was introduced as a site to provide consumer behavior diagnostic services and household budget management diagnostic services.

The AIFUL Group is working to avoid the risk of excessive lending through such means as screening repayment capacity (includes monitoring credit extended to existing customers) based on data from personal credit bureaus and its own credit provision systems and tightening up of credit criteria. At the same time, AIFUL is reviewing its products to make the maximum repayment term five years in order to promote systematic repayment in revolving credit agreements.

Nevertheless, in the event that the content of receivables deteriorates due to future economic conditions or the establishment of the legislative system, the number of customers requesting legal debt adjustment increases, or other regulations and restrictions related to the consumer credit market are strengthened, the financial position and business performance of the AIFUL Group may be adversely affected by a contraction in the size of the market or an increase in credit costs, including bad debt write-offs.

C. Legal Regulations

(1) Legal Compliance System

On April 14, 2006, AIFUL Corporation was deemed in breach of the Money Lending Business Control and Regulation Law (Money Lending Business Control Law) with respect to the unlawful preparation and exercise of letters of attorney, demanding claims against borrowers who had received judgments for the commencement of assistance, the frequent demanding of claims through telephone calls to the debtor's workplace, persistently requesting cooperation from third parties in the demanding of claims, and inadequate entries in the records of negotiations as a result of on-the-spot inspections by the Kinki Finance Bureau of the Financial Services Agency. The Company was penalized with the halting of operations for between 20 and 25 days from May 8, 2006 at five of its branches and offices and for three days from May 8, 2006 at all of its other branches and offices.

In order to prevent the occurrence of any scandal including the infringement of the Money Lending Business Control Law and leakage of information, AIFUL Corporation has already established a Compliance Committee as a body directly under the Board of Directors and a Compliance Office as its secretariat as well as collecting information on compliance and carrying out an examination and assessment of the company-wide compliance framework, taking measures to prevent legal infringements before they occur. In addition, AIFUL aims to further strengthen the legal compliance framework by boosting the functions of the Compliance Office (name changed to Compliance Monitoring Department) to include centralizing the compliance hotline, strengthening the function of collecting data on compliance, and centralizing functions related to rewards and penalties in April 2007. Apart from this, the AFIUL Group is formulating business rules that provide for a legal compliance education function, strengthening the acquisition of knowledge about legislation and the penetration of legal compliance

awareness via in-house training, increasing the effectiveness of internal checking to include the monitoring of telephone calls, as well as taking other measures while also establishing structures for the proper review of these measures.

In the event that unlawfulness and scandal, including activities in breach of the law involving the employees of the AIFUL Group, occur despite these reviews and the response made by the Company, this will result in legal punishments such as administrative penalties and other obligations, and could affect confidence in the Group as well as its financial position and business performance.

(2) Legal Regulations

In terms of the legal regulation of business, the loan business, including the AIFUL Group's mainstay consumer finance business, is subject to the application of the Money Lending Business Control Law and the Law concerning the Regulation of Receiving Capital Subscription, Deposits, and Interest on Deposits (Capital Subscription Law). Under these laws, business is subject to a range of regulations. These include the prohibition of excessive lending, the publication of loan terms, the advertising of loan terms, the prohibition of exaggerated advertising, duty to provide explanations when concluding a loan agreement, the issue of documents, the issue of receipts, the preparation of account books, limitations on the acquisition of blank powers of attorney, regulation of collection activities, surrender of claim documents, the posting of signs, regulation of the cession of claims, duty to disclose transaction history, the appointment of managers to handle lending operations, the carrying of identification documents, the legal regulation of the items to be entered on payment notices, and regulations on the proper handling of personal information.

In addition, the Administrative Guidelines for Precautions Regarding Financial Supervision (Administrative Guidelines) dated October 29, 2003 of the Financial Services Agency of Japan, the supervisory agency for AIFUL Corporation, set standards for preventing excessive lending. The amount that one lender can lend to a borrower with a brief screening at a counter in unsecured, non-guaranteed loans is 500,000 yen or an amount equivalent to 10% of the annual income of the borrower. Moreover, the AIFUL Group's credit card shopping and per-item credit businesses are subject to a range of regulations based on the application of the Installment Sales Law. These regulations include the publications of terms of business, the issue of documents, the limitation of the amount of compensation for damages accompanying the cancellation of contracts, pleas against installment sales service providers, the prevention of purchases that exceed capacity to pay, and the prevention of consumer problems related to continuous service.

Moreover, based on the Money Lending Business Control Law, when AIFUL Group companies which operate a money lending business conclude a loan agreement or a guarantee agreement, and extend a loan, they have an obligation to issue a document that records the specified matters concerning the terms of the loan immediately to the customer, who is the borrower, and the guarantor.

The Administrative Guidelines require lenders to issue a document that records all the statutory matters immediately whenever a customer borrows funds from an ATM or staffed office (includes mailing the document immediately) in addition to issuing the prescribed document when the contract is concluded. AIFUL Corporation changed the software for its ATMs and has been issuing the document described above that records all the statutory matters since August 2003, and it is taking measures to make the required changes based on the amendments to the Enforcement Regulations for the Money Lending Business Control Law as described later with relation to the statutory matters to be recorded on the relevant document. In addition, for the ATM's of partner financial institutions, the Company obtains the prior consent of customers to mail the document that records the statutory matters to the customer separately immediately after a loan. However, the Company does not mail the document to customers from which it has not obtained prior consent.

The Financial Services Agency has statutory authority to impose administrative penalties for non-compliance by lenders with such obligations as issuing documents and providing explanations, including an order to completely or partially suspend business, to restrict the use of ATMs at partner financial institutions, as well as to cancel registration as a lender. The imposition of such administrative penalties on the AIFUL Group could affect the Group's financial position and business performance in addition to necessitating a revision of the Group's management policy.

On May 1, 2005, the Administrative Guidelines were partially amended to (a) add failure to take the necessary and appropriate measures to ensure that the duty to provide explanations is fulfilled when engaged in the operation of a money lending business (such as specifying in internal regulations and operations manuals that it is necessary to provide explanations when concluding a loan contract or a guarantee contract so that the opposite party can understand the details of the contract) as an example of an action that could very likely correspond to a violation of paragraph 2, Article 13 of the Money Lending Business Control Law, which prohibits lending based on unlawful or clearly unfair methods, (b) stress the supervisory policy concerning the duty of money lenders to provide explanations, (c) reinforce the duty of money lenders to provide explanations relating to guarantees (they should provide an explanation of the legal consequences and risks for the guarantor if they are actually forced to fulfill the guaranteed obligation in accordance with the details of the individual contract and the ability of the opposite party to understand), and (d) establish a new provision concerning the duty of money lenders to provide an explanation regarding letters of attorney authorizing creation of notarized documents (they should provide an explanation so that the essential details, including the legal consequences of preparing a notarized document with a compulsory execution agreement attached, in accordance with the details of the individual letter of attorney and the ability of the opposite party to understand).

Moreover, the Administrative Guidelines were partially amended on November 14, 2005 to clarify the duty of the money lender to disclose transaction histories. Furthermore, the Cabinet Order for Partial Amendment of the Enforcement Regulations of the Money Lending Business Control Law was promulgated and implemented on April 11, 2006 to change the provisions for the mandatory matters to be recorded on the

receipts and payment advice documents provided when a money lender receives a repayment. In addition, matters to be entered related to acceleration in an agreement were added to come into force on July 1, 2006. In addition, the Administrative Guidelines were partially amended on June 14, 2006 to (a) clarify that demands by the money lender for the debtor to maintain the amount of a debt through refusal of repayments and blanket increases in the borrowing limit despite not having been requested by the customer fall under "solicitations to borrow more than necessary," and to clarify the need to examine and record in writing whether a debtor can make repayments without converting the relevant property into cash when seeking collateral on property for lending and the need to record the results of screening of a guarantor's ability to fulfill the guaranteed obligation in writing in order to prevent excessive lending, and (b) clarify that the actions listed in the Administrative Guidelines as examples of acts that very likely constitute infringements of paragraph 2, Article 13 of the Money Lending Business Control Law must not be committed when changing an agreement, including requiring a customer to make automatic transfers from an account into which a public benefit is paid, except when requested by the customer himself or herself for his or her own convenience, in the relevant examples.

Subsequently, the Administrative Guidelines were amended and implemented on November 1, 2006 to clarify examples of practices that very likely fall under "threats and menaces" under paragraph 1, Article 21 of the Money Lending Business Control Law and what money shall be regarded as interest under paragraph 7, Article 5 of the Capital Subscription Law. Apart from this, the Guidelines were further amended on December 28, 2006 with an enforcement date of February 1, 2007 to establish the communication of information and other regulations relating to transferred claims obtained through notice, including business closure. The AIFUL Group is currently taking appropriate and lawful responses for each of these various amendments.

Under the Law to Partially Amend the Money Lending Business Control Law promulgated in December 2006, the Interest Limitation Law, the Capital Subscription Law, and the Money Lending Business Control Law are all partially amended with the amendments to be generally enforced gradually in stages within three years of promulgation. As a result, the lowering of the maximum interest rate under the Capital Subscription Law to the level under the Interest Restriction Law, the introduction of restrictions on aggregate loan amounts that include a general prohibition on combined lending of the balance of loans from AIFUL and the balance of loans from other money lenders that exceeds 1/3 of annual income, the tightening up of restrictions on the practices of money lenders including solicitation activities and the duty to provide documentation, the strengthening of monitoring by supervisory agencies including the establishment of business improvement orders and officer dismissal orders as well as various other regulations have been strengthened. The amendments are predicted to make a major impact on Japan's consumer finance industry.

The AIFUL Group intends to adapt by looking into the restructuring of the Group, diversifying its business portfolio and developing new products that comply with the relevant legal amendments as well as by changing the management of its operation and raising business efficiency through thorough cost cutting that includes the closure and amalgamation of outlets and greater personnel efficiency. Nevertheless, in the event that these strategies do not proceed as planned due to a further intensification in competition and contraction of credit, a review of the AIFUL Group's business strategy may be necessary as a result of a decline in earning potential from the fall in customer drawing power or a drop in sales capabilities as a result of the fall in human resources.

(3) Lending Rate and Deemed Payments

The Law to Partially Amend the Money Lending Business Control Law came into force on June 1, 2000, and under the Capital Subscription Law, the maximum lending rate for when money lenders make loans as part of business operations was reduced from 40.004% per annum to 29.2% per annum, and infringements are subject to criminal penalties. However, the maximum lending rate at the AIFUL Group is lower than this.

Moreover, as described previously, the Law to Partially Amend the Money Lending Business Control Law was approved and promulgated in December 2006. The amendments of related laws consist of the lowering of the maximum interest rate under the Capital Subscription Law from 29.2% to 20% and the abolition of the deemed repayments system described later under the Money Lending Business Control Law within three years of the promulgation of the law.

In response to this, AIFUL has implemented a reduction in the maximum interest rate on all products for customers who conclude a new agreement from August 2007, taking current interest rates to 18% and below.

The AIFUL Group's financial position and business results could be adversely affected by a decline in earning capacity, an increase in credit costs due to the contraction of the size of the market, and the accrual of other new and unforeseen expenses as a result of the strengthening of regulations.

In addition, under Paragraph 1 of Article 1 of the Interest Limitation Law, a contract for interest on a cash loan for consumption is considered invalid with regard to the portion in excess of the interest ceiling (20% when the principal is less than 100,000 yen, 18% when the principal is 100,000 or more but less than 1,000,000 yen, and 15% when the principal is 1,000,000 yen or more). When the debtor paid the relevant excess portion voluntarily under paragraph 2 of the same Article, it is considered that he or she shall not be able to claim repayment. However, under Article 43 of the Money Lending Business Control Law, when the document specified in Article 17 of the same Law has been issued to the borrower at the time of the loan and the borrower has voluntarily paid the excess portion as interest, and these payments are based on the contract, which is the document issued immediately at the time of payment as specified by Article 18 of the same Law, this payment is regarded as the repayment of valid interest on the debt based on the agreement for which documents were issued as specified in

Article 17 of the same Law, notwithstanding the provision of Paragraph 1 of Article 1 of the Interest Limitation Law (payments under the relevant provision called "deemed payments" below.).

Nevertheless, the Supreme Court ruling on January 13, 2006 ruled that the payment of the portion exceeding the ceiling on interest set in paragraph 1, Article 1 of the Interest Limitation Law under a covenant requiring the lump sum payment of the outstanding loan in the event that the payment of a loan installment is late is effectively compulsion and can not be deemed as a voluntary payment by a borrower. In addition, the court ruled that paragraph 2, Article 15 of the Enforcement Regulations for the Money Lending Business Control Law under which the entry of the contract date on the receipt can be substituted with the contract number exceeds the scope of legal authorization and is invalid.

The AIFUL Group earnestly accepts these judicial decisions and intends to respond through such means as changing agreements to reflect the decisions. At present, the contracted interest rate for the loan products (with some exceptions) provided by the AIFUL Group includes the excess portion on the interest ceiling stipulated by the Interest Limitation Law. Thus far, a number of lawsuits have been brought for the repayment of the excess portion on the interest ceilings stipulated by the Interest Limitation Law due to a lack of preparation in the industry of the matters to be entered on the contract document specified in the Money Lending Business Control Law, and a number of rulings in favor of these suits have been passed down. A number of lawsuits for the repayment of excess interest have also been lodged against the AIFUL Group. There have been cases in which the plaintiffs' claims that the Group did not fulfill its obligation as a loan business operator to issue the necessary documents required for the payment to be regarded as "deemed payments" under the Money Lending Business Control Law have been recognized, as well as cases in which the Company has made repayment of excess interest based on settlements. As a result, cash repayments related to excess interest amounted to 25,148 million yen on a consolidated basis during the interim period under review.

On October 13, 2006, the Japanese Institute of Certified Public Accountants (JICPA) published Accounting Treatment for Calculation of Reserves Relating to Losses at Consumer Finance Companies, etc., Resulting from Interest Repayment Claims (Industry Audit Committee Report No. 37, "Report No. 37") to be applicable from the audits of consolidated and non-consolidated accounts for the interim accounting period ending on or after September 1, 2006 (including audits related to the consolidated and non-consolidated accounts for the fiscal year of which the relevant consolidated and non-consolidated accounts for the interim accounting period are each respectively a part). From the perspective of providing a reasonable estimate of the amount of future losses on interest repayments under Report No. 37, the reserve for losses on interest repayments is, in principle, calculated based on the amount obtained by multiplying (a) the number of loan accounts of each type for each borrower account (the number of normal accounts, the number of accounts in arrears, and the historical number of accounts paid off/written off) by (b) the actual rate of repayments relating to the period of the reasonable estimate and (c) average amount of repayment with certain corrections as needed.

In accordance with Report No. 37, the AIFUL Group recorded a reserve for losses on interest repayments of 362,698 million yen in the previous fiscal year. This included 195,545 million yen in forecast repayments included in the bad debt reserve as estimated to receive priority application to loans outstanding.

Nevertheless, accounting estimates are made on the basis of factors such as historical repayment and recent repayments, and in the event that a level of repayments arises that exceeds the assumptions based on these estimates, this could adversely affect the financial position and business performance of the AIFUL Group.

(4) Other Laws

i) Personal Information Protection Law and the Handling of Personal Information

On April 1, 2005, the Personal Information Protection Law and the accompanying guidelines on the protection of personal information established by each government ministry came into force. Under the Law, businesses that handle personal information have specific reporting obligations when judged necessary. In addition, the competent Minister can recommend or order that the necessary measures be taken when deemed necessary to protect the interests of individuals in the event that specific obligations under the Law are breached. Furthermore, in the guidelines, businesses are required to make notification, clearly state and publish the purpose of use of personal information, obtain the consent of customers where necessary related to the handling of personal information, to supervise sub-contractors when subcontracting the handling of personal information, establish a system for security management from the organizational, personnel and technological perspectives, and publish their basic policy on the handling of personal information. In accordance with this, as well as reviewing its handling of personal information, the AIFUL Group has formulated a Privacy Policy and has also taken measures to prevent the leaking of personal information before it happens. The credibility, financial condition and business performance of the AIFUL Group may be affected in the event of a leakage of personal information for any reason or in the event that the Group is subject to a recommendation or order from the Financial Services Agency.

ii) Amendment of the Judicial Scrivener Law

Effective April 1, 2003, the Judicial Scrivener Law was amended to expand the scope of judicial scrivener services, making it possible for judicial scriveners to appear as representatives in court like lawyers in cases such as arbitration and civil lawsuits (maximum claim of 1.4 million yen) that can be handled by a summary court. If these revisions, future trends and further expansion in the scope of services bring about a further increase in lawsuits and adjustments of debt, it may lead to longer repayment plans for the Group's loans and a rise in bad debts. This could adversely affect the financial position and business performance of the AIFUL Group.

iii) Impact from Amendment of Bankruptcy Law

The amendments to the Bankruptcy Law came into force on January 1, 2005. The amendments seek to streamline and accelerate bankruptcy proceedings by integrating bankruptcy and discharge proceedings and shortening the period during which it is not possible to obtain approval for discharge. In addition, the free assets remaining available to a bankrupt have been extended, and protection of the rights of individual bankrupts has been strengthened. If the amendments are accompanied by a rise in the number of bankruptcies, it could lead to an increase in bad debts, and this could adversely affect the financial position and business performance of the AIFUL Group.

iv) Possibility of Increase in Adjustment of Debts due to Formulation of the Special Conciliation Law and Amendments to Civil Rehabilitation Law

Under the Law concerning Special Conciliation to Promote the Liquidation of Specified Debts that came into force on February 17, 2000, debtors who are likely to be unable to pay off their debts, are now able to negotiate with creditors via arbitration by an arbitration committee composed of a judge and civil conciliators with specialist knowledge and experience in the necessary laws, taxes, finances, corporate finances, and asset appraisal, depending on the nature of the business operated by the debtor to adjust the debt, such as by changing the due date for payment. In addition, the amendments also made it possible for a debtor to request a suspension of civil execution proceedings against personal assets during the special conciliation proceedings.

Moreover, under the amended Civil Rehabilitation Law, which came into force on April 1, 2001, a number of optional proceedings were adopted to allow the postponement of loan repayments, without adjudication of bankruptcy, for personal loans to bankrupt borrowers. One of the procedures based on the Law does not require the approval of creditors for a draft rehabilitation plan. In addition, in certain circumstances, it makes it possible to avoid losing a personal residence covered by a home loan through the application of the special provisions for home funds.

Thus far, large numbers of AIFUL Group customers have not requested legal protection from creditors as a result of these introductions to the legal system. However, in the event of an increase in the future due to economic trends and so on, it could lead to longer repayment plans for the Group's loans and a rise in bad debts. These developments could adversely affect the financial position and business performance of the AIFUL Group.

v) Impact of Enforcement of Law concerning Promotion of Alternative Dispute Resolution

On April 1, 2007, Japan's Law concerning Promotion of Alternative Dispute Resolution came into force, expanding the functions of out-of-court dispute resolution proceedings to include Minister of Justice approval in out-of-court dispute resolution proceedings (refers to the resolution of civil disputes without litigation involving specified third parties) for a dispute resolution operator as an adequate third party to take part in the relevant proceedings, and giving a specified legal effect to operations in brokering conciliation conducted in out-of-court proceedings by the relevant operators. In the event that the use of out-of-court dispute resolution proceedings rises in the future, this could lead to longer repayment plans for the Group's loans and a rise in bad debts. These developments could adversely affect the financial position and business performance of the AIFUL Group.

D. Risk in Capital Procurement Environment

(1) Interest Rate Fluctuation Risk

The interest rate for the capital procurement of the AIFUL Group varies depending on the market environment and other factors. In order to minimize the risk of interest rate fluctuation, AIFUL hedges against increases in interest rates using interest caps and swaps. However, there could be a negative impact on the capital procurement costs of the AIFUL Group depending on the extent of future increases in interest rates.

(2) Changes in Credit Rating

AIFUL has obtained credit ratings from credit rating agencies. However future changes in the Company's credit rating could have an adverse effect on capital procurement.

(3) Status of Capital Procurement and Diversification

The AIFUL Group has been seeking to diversify its fund raising methods to include borrowing from financial institutions, syndicate loans, domestic and foreign corporate bonds, commercial paper and asset securitization. Capital procurement on the same terms as at present may become difficult if borrowing terms deteriorate and the amount of borrowings falls due to a decline in the Company's creditworthiness, and this could affect the financial position and business performance of the AIFUL Group.

E. Dislocation, Breakdown and Other Damage to Technology Systems, including Information Network System and Internet Services

The AIFUL Group depends on internal and external information and technology systems to manage its business, and this dependence on software, hardware and networks to manage the branch network and the diversity of information that makes up the Group's business, including customer and account data, is growing. The hardware and software used by the AIFUL Group could suffer damage or interruption due to human errors, natural disasters, power outages, computer viruses, and other similar phenomena, or be adversely affected by an

interruption in support services provided by a third party, such as a telephone company or an Internet service provider. Such dislocation, breakdown, delay or other damage in information or technology systems could reduce the number of accounts established by new customers, delay the repayment of accrued balances, reduce the trust of consumers in the AIFUL Group's business, or result in other disadvantageous effects, which in turn could adversely affect the financial position and business performance of the AIFUL Group.

The AIFUL Group seeks to duplicate both its hardware and telecommunications equipment to keep damage to a minimum by replacing equipment with backups when damage occurs. However, interruption to the operations of the AIFUL Group may be unavoidable in the event of natural disasters, such as earthquakes or typhoons.

F. Holding and Disposal of Stock by Representative Director and Relatives

As of the end of the fiscal year under review, Yoshitaka Fukuda, the representative director of AIFUL, his relatives (including Yasutaka Fukuda, a director of the Company), and affiliated companies combined owned about 47% of the Company's issued shares. As a result, they are able to exercise a controlling influence over the important decisions with an impact on the Company's business activities which involve important corporate transactions such as the transfer of the Company's right of control, reorganization and restructuring of the business, investments in other businesses and assets, and terms of future capital procurement. Moreover, these shareholders have thus far maintained a stable shareholding. However, if they dispose of a portion of this shareholding in the future, this could have an impact on the Company's share price in view of the increase in the supply of the Company's stock in the market.

G. Significant Lawsuits

The AIFUL Group is aware that a number of lawsuits have been initiated by groups for reasons such as the Company's debt collection practices. As a result, if further lawsuits arise, new, unforeseen expenses could be incurred, and media coverage of such lawsuits could damage the Group's credibility. This may result in an impact on customers' use of the AIFUL Group's products and services, stock price formation and borrowing of funds, which may adversely affect the financial position and business performance of the AIFUL Group.

II. State of the Group

This has been omitted as there have been no significant changes compared to Business Content and State of Affiliated Companies in the Company's recent Financial Report (submitted June 27, 2007).

III. Management Policies

This has been omitted as there have been no significant changes compared to the details in (1) Basic Corporate Management Policies, (2) Management Indicator Objectives, (3) Medium and Long-Term Medium Term Business Strategies, and (4) Issues to be Addresses by the Company published in Year-End Financial Statements for the Fiscal Year ended March 2007 (published May 9, 2007).

The Financial Statements can be viewed at the following URLs.

AIFUL website
http://www.ir-aiful.com/japanese/finance01.cfm

Tokyo Stock Exchange Homepage (listed company information search page)
http://www.tse.or.jp/listing/compsearch/index.html

IV. Consolidated Interim Financial Statements

1. Consolidated Interim Balance Sheets

(In millions of yen, except where noted)

		End of previous interim period (As of September 30, 2006)			End of interim period under review (As of September 30, 2007)			Condensed consolidated balance sheets for previous fiscal year (As of March 31, 2007)		
Category	Note No.	Amount		%	Amount		%	Amount		%
(Assets)										
I. Current assets										
1. Cash and cash equivalents			133,909			120,995			127,166	
2. Loans	*3, 4 7, 8		2,048,050			1,728,460			1,912,689	
3. Installment receivables	*3 5, 7		189,139			154,532			174,923	
4. Operational investment securities			1,654			1,339			1,836	
5. Customers' liabilities for acceptances and guarantees			148,930			134,779			141,929	
6. Other operating receivables			11,614			12,701			12,652	
7. Purchased claims			10,983			11,779			12,753	
8. Inventory	*3		385			—			—	
9. Deferred tax assets			17,093			18,299			13,770	
10. Other	*3		50,877			41,038			77,559	
11. Allowance for bad debts	*9		(262,215)			(321,744)			(379,848)	
Total current assets			2,350,424	94.4		1,902,181	94.3		2,095,434	94.6
II. Fixed assets										
1. Tangible fixed assets										
(1) Land	*3	15,953			14,363			14,463		
(2) Other	*2, 3	35,827	51,781		27,434	41,797		27,941	42,405	
2. Intangible fixed assets										
(1) Good will		8,405			2,716			3,144		
(2) Other		20,593	28,998		22,393	25,110		21,723	24,868	
3. Investment and other fixed assets										
(1) Claims in bankruptcy	*8	32,751			40,951			38,988		
(2) Deferred tax assets		5,598			1,179			334		
(3) Other		44,795			32,557			39,621		
(4) Allowance for bad debts		(23,919)	59,227		(27,712)	46,975		(27,725)	51,219	
Total fixed assets			140,007	5.6		113,883	5.7		118,493	5.4
III Deferred assets										
Bond issuing expenses		497			466			631		
Total deferred assets			497	0.0		466	0.0		631	0.0
Total assets			2,490,928	100.0		2,016,531	100.0		2,214,559	100.0

(In millions of yen, except where noted)

Category	Note No.	End of previous interim period (As of September 30, 2006) Amount	%	End of interim period under review (As of September 30, 2007) Amount	%	Condensed consolidated balance sheets for previous fiscal year (As of March 31, 2007) Amount	%
(Liabilities)							
I Current liabilities							
1. Notes & accounts payable - trade		28,418		26,683		24,621	
2. Acceptances and guarantees		148,930		134,779		141,929	
3. Short-term debts	*3	103,050		86,770		91,370	
4. Current portion of bonds		62,500		54,000		72,000	
5. Current portion of long-term debts	*3	390,033		307,507		332,241	
6. Commercial paper		20,000		—		—	
7. Income taxes payable		14,356		1,463		7,991	
8. Reserve for accrued bonuses		4,521		3,784		3,783	
9. Reserve for losses on treatment of soil contamination		—		—		630	
10. Business reorganization reserve		—		1,080		11,316	
11. Gains on deferred installments	*6	10,258		5,852		8,453	
12. Lease assets impairment account		—		2		134	
13. Other		45,621		43,599		48,916	
Total current liabilities		827,689	33.2	665,524	33.0	743,389	33.6
II Long-term liabilities							
1. Bonds		385,500		399,100		424,100	
2. Long-term debts	*3	669,730		501,502		610,551	
3. Deferred tax liabilities		691		54		525	
4. Reserve for losses on interest repayments		98,755		167,559		167,153	
5. Allowance for retirement benefits for directors		1,291		1,006		1,338	
6. Other		11,930		8,922		10,356	
Total long-term liabilities		1,167,899	46.9	1,078,145	53.5	1,214,025	54.8
Total liabilities		1,995,589	80.1	1,743,670	86.5	1,957,414	88.4
(Net Assets)							
I. Shareholders' equity							
1. Common stock		83,317	3.3	83,317	4.1	83,317	3.7
2. Capital surplus	*1	104,125	4.2	104,125	5.2	104,125	4.7
3. Retained earnings		302,400	12.1	83,692	4.2	66,465	3.0
4. Treasury stock		(2,967)	(0.1)	(3,110)	(0.2)	(2,968)	(0.1)
Total shareholders' equity		486,876	19.5	268,024	13.3	250,940	11.3
II. Evaluation and foreign currency translation adjustments							
1. Differences in evaluation of other marketable securities		7,669	0.3	4,038	0.2	6,536	0.3
2. Loss on deferred hedge		(6,369)	(0.2)	(4,781)	(0.2)	(5,752)	(0.3)
Total evaluation and foreign currency translation adjustments		1,299	0.1	(743)	(0.0)	784	0.0
III. Minority interests		7,163	0.3	5,580	0.2	5,419	0.3
Total net assets		495,339	19.9	272,861	13.5	257,144	11.6
Total net assets and liabilities		2,490,928	100.0	2,016,531	100.0	2,214,559	100.0

2. Consolidated Interim Statements of Income

(In millions of yen, except where noted)

		Previous interim period (Apr. 1, 2006 to Sep. 30, 2006)			Interim period under review (Apr. 1, 2007 to Sep. 30, 2007)			Condensed consolidated statements of income for previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007)		
Category	Note No.	Amount		%	Amount		%	Amount		%
I. Operating revenue										
1. Interest on loans to customers			236,055	90.0		191,345	88.4		448,662	89.9
2. Credit card revenue			6,195	2.4		7,111	3.3		12,754	2.6
3. Per-item credit revenue			7,468	2.8		3,934	1.8		12,998	2.6
4. Credit guarantee revenue			4,668	1.8		4,348	2.0		9,186	1.8
5. Financial revenue - other			36	0.0		237	0.1		229	0.0
6. Operating revenue - other										
Revenue from operational investment securities		303			415			527		
Collection of purchased claims		1,798			3,398			3,725		
Collection of bad debts		2,328			2,374			4,022		
Other		3,428	7,858	3.0	3,334	9,523	4.4	6,924	15,200	3.1
Total operating revenue			262,283	100.0		216,502	100.0		499,031	100.0
II Operating expenses										
1. Financial expenses			18,314	7.0		16,985	7.8		36,615	7.3
2. Cost of sales										
Cost of sales of operational investment securities		72			125			163		
Cost of purchased claims		1,335	1,407	0.5	2,601	2,727	1.3	2,666	2,829	0.6
3. Operating expenses - other	*1		214,816	81.9		175,720	81.2		623,387	124.9
Total operating expenses			234,539	89.4		195,433	90.3		662,832	132.8
Operating income (loss)			27,744	10.6		21,068	9.7		(163,801)	(32.8)
III. Non-operating income										
1. Dividends received		152			315			217		
2. Dividends on insurance		88			—			292		
3. Gain on investment in anonymous association		95			—			—		
4. Other		256	592	0.2	218	533	0.2	554	1,064	0.2
IV Non-operating expenses										
1. Loss on investment in anonymous association		142			40			213		
2. Other		79	221	0.1	57	97	0.0	141	354	0.1
Ordinary income (loss)			28,115	10.7		21,504	9.9		(163,092)	(32.7)
V. Extraordinary income										
1. Gain on sale of fixed assets	*2	—			870			—		
2. Gain on sale of investment securities		349			—			3,286		
3. Gain on liquidation of lease deposits and guarantees		18			—			—		
4. Other		51	418	0.1	94	965	0.5	458	3,744	0.8
VI Extraordinary losses										
1. Loss on disposal of fixed assets		216			486			—		
2. Impairment losses	*3	152			—			6,804		
3. Transfer to allowance for bad debts		107,012			—			107,012		
4. Transfer to reserve for losses on interest repayments		69,312			—			69,312		
5. Dissolution fees for cancellation of contract		599			—			2,210		
6. Other		109	177,403	67.6	214	700	0.3	27,574	212,914	42.7
Net income (loss) before taxes			(148,869)	(56.8)		21,769	10.1		(372,262)	(74.6)
Corporate tax, local and enterprise taxes		14,439			1,191			15,795		
Prior-year corporate tax, local and enterprise taxes		—			3,451			—		
Adjustment on corporate tax, etc.		16,054	30,493	11.6	(4,512)	130	0.1	24,733	40,529	8.1
Gain (loss) on minority interests			201	0.1		163	0.1		(1,540)	(0.3)
Net income (loss)			(179,564)	(68.5)		21,475	9.9		(411,250)	(82.4)

3. Consolidated Interim Statements of Change in Shareholders' Equity

Previous interim period (Apr. 1. 2006 to Sep. 30, 2006)

(In millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance at March 31, 2006	83,317	104.125	486,214	(2,964)	670,692
Change during the period					
Distribution of retained earnings*			(4.248)		(4.248)
Net loss			(179,564)		(179,564)
Acquisition of treasury stock			-	(2)	(2)
Total change during the period	-	-	(183.813)	(2)	(183.815)
Balance at September 30, 2006	83.317	104.125	302,400	(2.967)	486,876

(In millions of yen)

	Evaluation and foreign currency translation adjustments			Minority interests	Total net assets
	Differences in evaluation of other marketable securities	Loss on deferred hedge	Total evaluation and foreign currency translation adjustments		
Balance at March 31, 2006	11.001	-	11,001	6.964	688,658
Change during the period					
Distribution of retained earnings*			-		(4.248)
Net loss			-		(179.564)
Acquisition of treasury stock			-		(2)
Net change in items other than shareholders' equity during the period	(3.331)	(6.369)	(9.701)	198	(9.503)
Total change during the period	(3.331)	(6.369)	(9.701)	198	(193.318)
Balance at September 30, 2006	7.669	(6.369)	1,299	7,163	495,339

Note: Distribution of retained earnings approved by the ordinary general meeting of shareholders in June 2006.

Interim period under review (Apr. 1, 2007 to Sep. 30, 2007)

(In millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance at March 31, 2007	83,317	104.125	66.465	(2.968)	250,940
Change during the period					
Distribution of retained earnings			(4,248)		(4.248)
Net income			21.475		21.475
Acquisition of treasury stock				(142)	(142)
Total change during the period	-	-	17.226	(142)	17.084
Balance at September 30, 2007	83.317	104.125	83.692	(3.110)	268,024

(In millions of yen)

	Evaluation and foreign currency translation adjustments			Minority interests	Total net assets
	Differences in evaluation of other marketable securities	Loss on deferred hedge	Total evaluation and foreign currency translation adjustments		
Balance at March 31, 2007	6.536	(5.752)	784	5.419	257.144
Change during the period					
Distribution of retained earnings					(4.248)
Net income			-		21.475
Acquisition of treasury stock			-		(142)
Net change in items other than shareholders' equity during the period	(2.498)	970	(1.527)	160	(1.367)
Total change during the period	(2.498)	970	(1.527)	160	15.717
Balance at September 30, 2007	4.038	(4.781)	(743)	5.580	272.861

Previous fiscal year (Apr. 1. 2006 to Mar. 31. 2007)

(In millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance at March 31, 2006	83,317	104,125	486,214	(2,964)	670,692
Change during fiscal year					
Distribution of retained earnings*			(4,248)		(4,248)
Distribution of retained earnings			(4,248)		(4,248)
Net loss			(411,250)		(411,250)
Acquisition of treasury stock			–	(3)	(3)
Sale of treasury stock			(0)	0	0
Total change during fiscal year	–	–	(419,748)	(3)	(419,751)
Balance at March 31, 2007	83,317	104,125	66,465	(2,968)	250,940

(In millions of yen)

	Evaluation and foreign currency translation adjustments			Minority interests	Total net assets
	Differences in evaluation of other marketable securities	Loss on deferred hedge	Total evaluation and foreign currency translation adjustments		
Balance at March 31, 2006	11,001	–	11,001	6,964	688,658
Change during fiscal year					
Distribution of retained earnings*			–		(4,248)
Distribution of retained earnings					(4,248)
Net loss			–		(411,250)
Acquisition of treasury stock			–		(3)
Sale of treasury stock			–		0
Net change in items other than shareholders' equity during fiscal year	(4,465)	(5,752)	(10,217)	(1,544)	(11,762)
Total change during fiscal year	(4,465)	(5,752)	(10,217)	(1,544)	(431,514)
Balance at March 31, 2007	6,536	(5,752)	784	5,419	257,144

Note: Distribution of retained earnings approved by the ordinary general meeting of shareholders in June 2006.

4. Consolidated Interim Statements of Cash Flows

(In millions of yen)

		Previous interim period (Apr. 1, 2006 to Sep. 30, 2006)	Interim period under review (Apr. 1, 2007 to Sep. 30, 2007)	Condensed consolidated statements of cash flows for previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007)
Category	Note No.	Amount	Amount	Amount
I. Cash flow from operating activities				
Net income (loss) before taxes		(148,869)	21,769	(372,262)
Depreciation expenses		6,496	5,744	13.122
Impairment losses		152	—	6,804
Goodwill write-offs		867	427	6,128
Increase (decrease) in allowance for bad debts		114,419	(58,116)	235,857
Increase (decrease) in reserve for accrued bonuses		367	—	—
Increase (decrease) in reserve for losses on interest repayments		77,680	406	146,078
Increase (decrease) in allowance for retirement benefits for directors		(36)	—	—
Non-operating interest on loans and cash dividends		(164)	(138)	(242)
Amortization of bond issuing expenses		247	—	—
Loss (gain) on disposal of fixed assets		216	486	1,964
Loss (gain) on liquidation of lease deposits and guarantees		(18)	—	—
Loss (gain) on sale of investment securities		(349)	—	(3,241)
Decrease (increase) in loans to customers		75,966	184,229	211,327
Decrease (increase) in installment receivables		20,441	20,390	34,661
Decrease (increase) in operational investment securities		141	452	(12)
Decrease (increase) in other operating receivables		(1,094)	(49)	(2,132)
Decrease (increase) in purchased claims		(51)	974	(1,821)
Decrease (increase) in claims in bankruptcy		279	(1,963)	(5,957)
Decrease (increase) in inventory		(32)	—	—
Decrease (increase) in other current assets		1,457	6,525	5,114
Increase (decrease) in other current liabilities		(3,578)	(16,244)	5,620
Other		935	(36)	2,148
Subtotal		145,476	164,858	283,160
Non-operating interest on loans and cash dividends		164	138	242
Payments for corporate and other taxes		(25,122)	(11,171)	(32,843)
Cash flow from operating activities		120,518	153,825	250,558
II. Cash flow from investing activities				
Funds used for purchase of tangible fixed assets		(2,096)	(2,578)	(3,043)
Funds provided by sale of tangible fixed assets		0	379	457
Funds used for purchase of intangible fixed assets		(2,556)	(4,457)	(8,224)

(In millions of yen)

Category	Note No.	Previous interim period (Apr. 1, 2006 to Sep. 30, 2006) Amount	Interim period under review (Apr. 1, 2007 to Sep. 30, 2007) Amount	Condensed consolidated statements of cash flows for previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007) Amount
Funds used for purchase of investment securities		(1,183)	(953)	(1,676)
Funds provided by sales of investment securities		772	392	5,087
Decrease (increase) in short-term loans		49,987	29,984	20,028
Funds used for long-term loan receivables		(63)	—	—
Funds provided by collection of long-term loan receivables		10	—	—
Other		233	(15)	870
Cash flow from investing activities		45,104	22,751	13,498
III. Cash flow from financing activities				
Increase in short-term debts		517,740	261,780	746,500
Repayment of short-term debts		(527,890)	(266,380)	(768,330)
Increase (decrease) in commercial paper		(5,000)	—	(25,000)
Proceeds from long-term debts		155,851	58,500	374,710
Repayments of long-term debts		(240,134)	(192,283)	(575,964)
Proceeds from issuance of bonds		—	—	67,194
Redemption of bonds		(62,500)	(43,000)	(82,000)
Payment for acquisition of treasury stock		(2)	(142)	(3)
Proceeds from disposal of treasury stock		—	—	0
Cash dividends paid		(4,248)	(4,248)	(8,497)
Cash flow from financing activities		(166,183)	(185,773)	(271,390)
IV. Effect of exchange rate changes on cash and cash equivalents		16	24	45
V. Increase (decrease) in cash and cash equivalents		(544)	(9,171)	(7,287)
VI. Balance of cash and cash equivalents at the beginning of the year		134,376	127,089	134,376
VIII. Balance of cash and cash equivalents at the end of the interim period	*1	133,832	117,917	127,089

5. Significant Accounting Policies Relating to the Consolidated Interim Financial Statements

Item	Previous interim period (Apr. 1, 2006 to Sep. 30, 2006)	Interim period under review (Apr. 1, 2007 to Sep. 30, 2007)	Previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007)
1. Matters pertaining to consolidation	(1) No. of consolidated subsidiaries: 13 Names of consolidated subsidiaries Tryto Corporation, LIFE Co., Ltd, Businext Corporation, AsTry Loan Services Corporation, City's Corporation, Wide Corporation, New Frontier Partners Co., Ltd., TCM Co., Ltd., Passkey Co., Ltd., id Credit Corporation, Net One Club Corporation and two other companies	(1) No. of consolidated subsidiaries: 11 Names of consolidated subsidiaries Tryto Corporation, LIFE Co., Ltd, Businext Corporation, AsTry Loan Services Corporation, City's Corporation, Wide Corporation, New Frontier Partners Co., Ltd., TCM Co., Ltd., Passkey Co., Ltd., and two other companies	(1) No. of consolidated subsidiaries: 11 Names of consolidated subsidiaries Tryto Corporation, LIFE Co., Ltd, Businext Corporation, AsTry Loan Services Corporation, City's Corporation, Wide Corporation, New Frontier Partners Co., Ltd., TCM Co., Ltd, Passkey Co., Ltd., and two others On March 26, 2007, id Credit Corporation and Net One Club Corporation merged with AIFUL Corporation, with AIFUL as the surviving company.
	(2) Names of non-consolidated subsidiaries LIFE Stock Center Co., Ltd., and 18 others (Reasons the companies are excluded from consolidation) Non-consolidated subsidiaries have not been included in the scope of consolidation. This is due to the fact that they are small in size and the total assets, operating income, interim net profit/loss and retained earnings represented in the Company's share of their equity has a small effect on the consolidated interim financial statements. (Change in accounting policy) The Company applied the Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associates (Accounting Standards Board of Japan [ASBJ], PITF No. 20) from the interim period under review. As a result, 16 of the non-consolidated subsidiaries above have become subsidiaries since the interim period under review.	(2) Names of non-consolidated subsidiaries LIFE Stock Center Co., Ltd., and 19 others (Reasons the companies are excluded from consolidation) Non-consolidated subsidiaries have not been included in the scope of consolidation. This is due to the fact that they are small in size and the total assets, operating income, interim net profit/loss and retained earnings represented in the Company's share of their equity has a small effect on the consolidated interim financial statements.	(2) Names of non-consolidated subsidiaries LIFE Stock Center Co., Ltd., and 17 others (Reasons the companies are excluded from consolidation) Non-consolidated subsidiaries have not been included in the scope of consolidation. This is due to the fact that they are small in size and the total assets, operating income, net profit/loss and retained earnings represented in the Company's share of their equity has a small effect on the consolidated financial statements. (Change in accounting policy) The Company applied the Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associates (Accounting Standards Board of Japan [ASBJ], PITF No. 20) from the fiscal year under review. As a result, 15 of the non-consolidated subsidiaries above became subsidiaries in the fiscal year.
2. Matters concerning the application of equity method accounting	19 non-consolidated subsidiaries and two affiliated companies (Sumishin Life Card Co., Ltd., and one other company) have not adopted the equity method. This is due to the fact that they are small in size, and the sums of AIFUL's share of their interim net profit/loss and retained earnings has a small effect on the consolidated interim financial statements.	20 non-consolidated subsidiaries and two affiliated companies (Sumishin Life Card Co., Ltd., and one other company) have not adopted the equity method. This is due to the fact that they are small in size, and the sums of AIFUL's share of their interim net profit/loss and retained earnings has a small effect on the consolidated interim financial statements.	18 non-consolidated subsidiaries and two affiliated companies (Sumishin Life Card Co., Ltd., and one other company) have not adopted the equity method. This is due to the fact that they are small in size, and the sums of AIFUL's share of their net profit/loss and retained earnings has a small effect on the consolidated financial statements.

Item	Previous interim period (Apr. 1, 2006 to Sep. 30, 2006)	Interim period under review (Apr. 1, 2007 to Sep. 30, 2007)	Previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007)
3. Accounting principles used for standard accounting treatment	(1) Depreciation methods for depreciable assets i) Tangible fixed assets Diminishing balance depreciation method Major useful lives are as follows: Buildings and structures 2-62 years Machinery and vehicles 2-15 years Equipment and fixtures 2-20 years	(1) Depreciation methods for depreciable assets i) Tangible fixed assets Diminishing balance depreciation method Straight line depreciation method for buildings (excluding attached facilities) that consolidated subsidiaries acquired on or after April 1, 1998 Major useful lives are as follows: Buildings and structures 2-62 years Machinery and vehicles 2-17 years Equipment and fixtures 2-20 years (Changes to accounting policies) In conjunction with the revision of Japan's Corporation Tax Law, AIFUL and its consolidated subsidiaries have changed the method of depreciation for tangible fixed assets (excludes buildings at AIFUL) acquired on or after April 1, 2007 to the method based on the Corporation Tax Law after its revision, starting in the interim period under review. As a result, operating income, ordinary income, and net income before income taxes have each declined by 19 million yen. (Supplementary Data) In conjunction with the revision of the Corporation Tax Law, AIFUL and its consolidated subsidiaries have accounted for assets (excludes buildings at AIFUL) acquired on or before March 31, 2007 through the uniform depreciation over 5 years of the difference between an amount equivalent to 5% of the acquisition price and the memorandum price from the fiscal year following the fiscal year when 5% of the acquisition price is reached, through the adoption of a depreciation method based on the Corporation Tax Law before its revision. As a result, operating income, ordinary income, and net income before income taxes have each declined by 18 million yen.	(1) Depreciation methods for depreciable assets i) Tangible fixed assets Diminishing balance depreciation method Major useful lives are as follows: Buildings and structures 2-62 years Machinery and vehicles 2-17 years Equipment and fixtures 2-20 years
	(2) Accounting standards for allowances and reserves i) —	(2) Accounting standards for allowances and reserves i) Business reorganization reserve The Company calculated the amount of the estimated losses, including outlet liquidation losses, to provide for losses arising accompanying business reorganization.	(2) Accounting standards for allowances and reserves i) Business reorganization reserve As on left

Note: The depreciation methods for depreciable assets and accounting standards for allowances and reserves other than those noted above have been omitted, as there have been no significant changes since they were recorded in the Company's most recent interim financial report (submitted December 25, 2007).

6. Changes to Significant Accounting Policies Relating to the Consolidated Interim Financial Statements

Previous interim period (Apr. 1, 2006 to Sep. 30, 2006)	Interim period under review (Apr. 1, 2007 to Sep. 30, 2007)	Previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007)
(Accounting Standards for Presentation of Net Assets in the Balance Sheets) The Company adopted Accounting Standards for Presentation of Net Assets in the Balance Sheet (ASBJ Statement No. 5, December 9, 2005) and Implementation Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet (ASBJ Guidance No. 8, December 9, 2005) starting in the interim period under review. The amount of shareholders' equity under former accounting standards was 494,546 million yen. With the amendment of the regulations for interim consolidated financial statements, the Company has presented net assets in the interim consolidated balance sheets for the interim period under review on the basis of the regulations for interim consolidated financial statements after amendment.	—	(Accounting Standards for Presentation of Net Assets in the Balance Sheets) The Company adopted Accounting Standards for Presentation of Net Assets in the Balance Sheet (ASBJ Statement No. 5, December 9, 2005) and Implementation Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet (ASBJ Guidance No. 8, December 9, 2005) starting in the fiscal year under review. The amount of shareholders' equity under former accounting standards was 257,477 million yen. With the amendment of the regulations for consolidated financial statements, the Company has presented net assets in the consolidated balance sheets for the fiscal year under review on the basis of the regulations for consolidated financial statements after amendment.
—	—	(Accounting Standards for Business Combinations, etc.) The Company adopted Accounting Standard for Business Combinations (Business Accounting Council, October 31, 2003) and Accounting Standard for Business Separations (ASBJ Statement No. 7, December 27, 2005) as well as Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Separations (ASBJ Guidance No. 10, December 27, 2005) starting in the fiscal year under review.

7. Changes in Labeling Method

Previous interim period (Apr. 1, 2006 to Sep. 30, 2006)	Interim period under review (Apr. 1, 2007 to Sep. 30, 2007)
(Consolidated Interim Balance Sheets) 1. In the previous interim period, Purchased claims were included under Inventory in Current assets, but have been presented as a separate item due to an increase in significance. The amount of Purchased claims at the end of the previous interim period was 8,832 million yen. 2. As a result of amendments to the regulations on interim consolidated financial statements, items presented under the Consolidation adjustment account in the previous interim period are presented as Goodwill from the interim period under review.	(Consolidated Interim Balance Sheets) 1. Inventory (384 million yen for the interim period under review), which was presented as a separate item until the previous interim period, has been included under Other in Current assets due to its lack of financial significance.
(Consolidated Interim Statements of Income) 1. Collection of purchased claims was presented under Other in Operating revenue – other until the previous interim period, but it is presented as an item on the Consolidated Interim Statements of Income accompanying the presentation of Purchased claims as an item on the Consolidated Interim Balance Sheets. Collection of purchased claims was 1,373 million yen in the previous interim period. 2. Cost of purchased claims was presented under Other in Operating expenses – other until the previous interim period, but it is presented as an item on the Consolidated Interim Statements of Income accompanying the presentation of Purchased claims as an item on the Consolidated Interim Balance Sheets. Cost of purchased claims was 734 in the previous interim period. 3. Interest on loans (12 million yen for the interim period under review), which was presented as a separate item until the previous interim period, has been included under Other in Non-operating income due to its lack of financial significance. 4. Interest expenses (0 million yen for the interim period under review), which was presented as a separate item until the previous interim period, has been included under Other in Non-operating expenses due to its lack of financial significance. 5. Gain on sale of fixed assets (0 million yen for the interim period under review), which was presented as a separate item until the previous interim period, has been included under Other in Extraordinary income due to its lack of financial significance. 6. Allowance for bad debts from previous year (0 million yen for the interim period under review), which was presented as a separate item until the previous interim period, has been included under Other in Extraordinary income due to its lack of financial significance. 7. Loss on sale of fixed assets (0 million yen for the interim period under review), which was presented as a separate item until the previous interim period, has been included under Other in Extraordinary losses due to its lack of financial significance. 8. Loss on valuation of investment securities (0 million yen for the interim period under review), which was presented as a separate item until the previous interim period, has been included under Other in Extraordinary losses due to its lack of financial significance.	(Consolidated Interim Statements of Income) 1. Dividends on insurance (6 million yen for the interim period under review), which was presented as a separate item until the previous interim period, has been included under Other in Non-operating income because it amounts to no more than 10/100 of total non-operating income. 2. Gain on investment in anonymous association (32 million yen for the interim period under review), which was presented as a separate item until the previous interim period, has been included under Other in Non-operating income because it amounts to no more than 10/100 of total non-operating income. 3. Gain on sale of fixed assets was presented under Other in Extraordinary income until the previous interim period, but it is presented as an item on the Consolidated Interim Statements of Income because it amounts to more than 10/100 of total extraordinary income. Gain on sale of fixed assets was 0 million yen in the previous interim period. 4. Gain on sale of investment securities (27 million yen for the interim period under review), which was presented as a separate item until the previous interim period, has been included under Other in Extraordinary income because it amounts to no more than 10/100 of total non-operating income. 5. Gain on liquidation of lease deposits and guarantees (56 million yen for the interim period under review), which was presented as a separate item until the previous interim period, has been included under Other in Extraordinary income due to its lack of financial significance. 6. Transfer to allowance for bad debts (0 million yen for the interim period under review), which was presented as a separate item until the previous interim period, has been included under Other in Extraordinary losses because it amounts to no more than 10/100 of total extraordinary losses. 7. Dissolution fees for cancellation of contract (0 million yen for the interim period under review), which was presented as a separate item until the previous interim period, has been included under Other in Extraordinary income due to its lack of financial significance.

Previous interim period (Apr. 1, 2006 to Sep. 30, 2006)	Interim period under review (Apr. 1, 2007 to Sep. 30, 2007)
(Consolidated Interim Statements of Cash Flows) 1. As a result of amendments to the regulations on interim consolidated financial statements, items presented under the Consolidation adjustment account write-offs in the previous interim period are presented as Goodwill write-offs from the interim period under review. 2. Loss on valuation of investment securities (0 million yen for the interim period under review) under Cash flow from operating activities is included in Other due to its lack of financial significance. 3. Decrease (increase) in purchased claims (-792 million yen for the previous interim period), which was included under Decrease (increase) in inventory in Cash flow from operating activities in the previous interim period, is presented as a separate item on the Consolidated Interim Statements of Cash Flows accompanying the presentation of Purchased claims as a separate item on the Consolidated Interim Balance Sheets. 4. Decrease (increase) in pre-paid expenses (724 million yen for the interim period under review) under Cash flow from operating activities is included in Decrease (increase) in other current assets due to its lack of financial significance. 5. Decrease (increase) in long-term pre-paid expenses (662 million yen for the interim period under review) under Cash flow from operating activities is included in Other due to its lack of financial significance. 6. Funds used for purchases of investments and other assets (-24 million yen for the interim period under review) under Cash flow from investing activities are included in Other due to its lack of financial significance. 7. Funds provided from sales of investments and other assets 55 million yen for the interim period under review) under Cash flow from investing activities are included in Other due to its lack of financial significance.	(Consolidated Interim Statements of Cash Flows) 1. Increase (decrease) in reserve for accrued bonuses (0 million yen for the interim period under review) under Cash flow from operating activities is included in Other due to its lack of financial significance. 2. Increase (decrease) in allowance for retirement benefits for directors (-332 million yen for the interim period under review) under Cash flow from operating activities is included in Other due to its lack of financial significance. 3. Amortization of bond issuing expenses (165 million yen for the interim period under review) under Cash flow from operating activities is included in Other due to its lack of financial significance. 4. Loss (gain) on liquidation of lease deposits and guarantees (-56 million yen for the interim period under review) under Cash flow from operating activities is included in Other due to its lack of financial significance. 5. Loss (gain) on sale of investment securities (-6 million yen for the interim period under review) under Cash flow from operating activities is included in Other due to its lack of financial significance. 6. Decrease (increase) in inventory (13 million yen for the interim period under review) under Cash flow from operating activities is included in Other due to its lack of financial significance. 7. Funds used for long-term loan receivables (-41 million yen for the interim period under review) under Cash flow from investing activities are included in Other due to its lack of financial significance. 8. Funds provided by collection of long-term loan receivables (22 million yen for the interim period under review) under Cash flow from investing activities are included in Other due to its lack of financial significance.

8. Notes

A. Notes to the Consolidated Interim Balance Sheets

End of previous interim period (As of September 30, 2006)	End of interim period under review (As of September 30, 2007)	End of previous fiscal year (As of Mar. 31, 2007)
*1 Capital surplus includes an increase of 18,693 million yen in a simple equity swap. This includes a difference of 13,900 million yen recorded in the valuation of subsidiary's stock incurred in capital consolidation methods.	*1 As on left	*1 As on left
*2 Cumulative amortization of tangible fixed assets 43,036 million yen	*2 Cumulative amortization of tangible fixed assets 34,849 million yen	*2 Cumulative amortization of tangible fixed assets 42,339 million yen
*3 Assets pledged as collateral and corresponding liabilities (1) Assets pledged as collateral (In millions of yen) Loans 819,917 Installment receivables 38,836 Inventory 104 Land 563 Tangible fixed assets (other) 810 Total 860,231 (2) Corresponding liabilities (In millions of yen) Short-term debts 74,100 Current portion of long-term debts 135,999 Long-term debts 210,633 Total 420,732 Above amounts include items related to the securitization of loans receivables, 605,826 million yen for outstanding loans receivables, 20,000 million yen for short-term debts, 39,216 million yen for the current portion of long-term debts, and 122,103 million yen for the long-term debts. The matters below are not included in the aforementioned amounts. i) With regards to 500 million yen of short-term debts, 102,003 million yen of the current portion of long-term debts, and 146,938 million yen of long-term debts, totaling 249,442 million yen, the Company has contracted to offer 267,044 million yen in loans as collateral in response to creditors' requests. ii) The Company has also offered 1,907 million yen in cash and cash equivalents (Current assets [other]) as collateral for swap transactions.	*3 Assets pledged as collateral and corresponding liabilities (1) Assets pledged as collateral (In millions of yen) Loans 316,301 Installment receivables 48,089 Current assets (other) 97 Land 501 Tangible fixed assets (other) 767 Total 365,758 (2) Corresponding liabilities (In millions of yen) Short-term debts 58,040 Current portion of long-term debts 85,565 Long-term debts 145,686 Total 289,291 Above amounts include items related to the securitization of loans receivables, 150,641 million yen for outstanding loans receivables, 17,810 million yen for the current portion of long-term debts, and 69,600 million yen for the long-term debts. The matters below are not included in the aforementioned amounts. i) With regard to 85,277 million yen of the current portion of long-term debts, and 118,135 million yen of long-term debts, totaling 203,412 million yen, the Company has contracted to offer 214,470 million yen in loans as collateral in response to creditors' requests. ii) The Company has also offered 1,332 million yen in cash and cash equivalents (Current assets [other]) as collateral for swap transactions.	*3 Assets pledged as collateral and corresponding liabilities (1) Assets pledged as collateral (In millions of yen) Loans 423,753 Installment receivables 39,983 Current assets (other) 100 Buildings and structures 774 Machinery, equipment and vehicles 7 Land 501 Total 465,121 (2) Corresponding liabilities (In millions of yen) Short-term debts 60,360 Current portion of long-term debts 87,774 Long-term debts 163,954 Total 312,089 Above amounts include items related to the securitization of loans receivables, 240,426 million yen for outstanding loans receivables, 11,846 million yen for the current portion of long-term debts, and 92,036 million yen for the long-term debts. The matters below are not included in the aforementioned amounts. i) With regard to 400 million yen of short-term debts, 98,623 million yen of the current portion of long-term debts, and 135,508 million yen of long-term debts, totaling 234,531 million yen, the Company has contracted to offer 248,077 million yen in loans as collateral in response to borrowers' requests. ii) The Company has also offered 1,734 million yen in cash and cash equivalents (Current assets [other]) as collateral for swap transactions.
*4 —	*4 Includes 1,315,217 million yen in personal unsecured loans.	*4 Includes 1,465,330 million yen in personal unsecured loans.
*5 Installment receivables (In millions of yen) Card shopping 82,773 Per item shopping 106,365 Total 189,139	*5 Installment receivables (In millions of yen) Card shopping 93,162 Per item shopping 61,369 Total 154,532	*5 Installment receivables (In millions of yen) Card shopping 94,541 Per item shopping 80,382 Total 174,923

End of previous interim period (As of September 30, 2006)

*6 Gains on deferred installments

(In millions of yen)

	Balance at end of prior period	Gains during period	Amounts realized during period	Balance at end of period
Credit card shopping	663	6,073	6,143	593 (149)
Per item shopping	13,108	3,702	7,360	9,450 (1,013)
Guarantees	239	2,062	2,094	207 (-)
Loans	10	45,686	45,690	5 (-)
Total	14,021	57,525	61,288	10,258 (1,163)

Note: Amounts in parenthesis are merchant fees.

*7 Securitization of receivables

The amount of loans and installment receivables removed from the balance sheet through the securitization of claims stood at 165,772 million yen at the end of the interim period. The break down was as follows:

(In millions of yen)

Loans	97,169
Installment receivables	68,603
Total	165,772

*8 Bad debts

The bad debts included in loans and claims in bankruptcy are shown below:

(In millions of yen)

	Unsecured loans	Other loans	Total
Claims in bankruptcy	5,779	28,252	34,031
Loans in arrears	79,847	66,099	145,946
Loans in arrears longer than 3 months	36,278	12,168	48,447
Loans with adjusted terms	54,347	4,181	58,528
Total	176,252	110,701	286,954

Explanations for each of the above items follow:

(Claims in bankruptcy)

"Claims in bankruptcy" refers to loans that are included in loans on which principal or interest payments have been continuously late for a considerable period of time for the reasons cited in Article 96, Paragraph 1, Number 3, Items A through E of the Corporate Income Tax Law Execution Ordinance (1965, Ordinance No. 97), or for the reasons set forth in Number 4 of the same paragraph. The Company sets aside a reserve for bad debts that is equivalent to the amount the Company believes it will be unable to recover based on an evaluation of each loan.

End of interim period under review (As of September 30, 2007)

*6 Gains on deferred installments

(In millions of yen)

	Balance at end of prior period	Gains during period	Amounts realized during period	Balance at end of period
Credit card shopping	1,087	6,778	7,033	832 (237)
Per item shopping	7,181	1,464	3,785	4,859 (526)
Guarantees	181	1,926	1,949	158 (-)
Loans	3	44,162	44,164	1 (-)
Total	8,453	54,331	56,932	5,852 (764)

Note: Amounts in parenthesis are merchant fees.

*7 Securitization of receivables

The amount of loans and installment receivables removed from the balance sheet through the securitization of claims stood at 129,476 million yen at the end of the interim period. The break down was as follows:

(In millions of yen)

Loans	82,373
Installment receivables	47,102
Total	129,476

*8 Bad debts

The bad debts included in loans and claims in bankruptcy are shown below:

(In millions of yen)

	Unsecured loans	Other loans	Total
Claims in bankruptcy	5,556	36,604	42,161
Loans in arrears	93,182	91,046	184,229
Loans in arrears longer than 3 months	28,894	8,754	37,649
Loans with adjusted terms	66,494	5,166	71,661
Total	194,128	141,572	335,701

Explanations for each of the above items follow:

(Claims in bankruptcy)

As on left

End of previous fiscal year (As of Mar. 31, 2007)

*6 Gains on deferred installments

(In millions of yen)

	Balance at end of prior period	Gains during period	Amounts realized during period	Balance at end of period
Credit card shopping	663	13,058	12,633	1,087 (160)
Per item shopping	13,108	6,830	12,757	7,181 (750)
Guarantees	239	4,076	4,134	181 (-)
Loans	10	89,802	89,809	3 (-)
Total	14,021	113,768	119,335	8,453 (911)

Note: Amounts in parenthesis are merchant fees.

*7 Securitization of receivables

The amount of loans and installment receivables removed from the balance sheets through the securitization of claims stood at 127,390 million yen at the end of the fiscal year. The break down was as follows:

(In millions of yen)

Loans	72,573
Installment receivables	54,817
Total	127,390

*8 Bad debts

The bad debts included in loans and claims in bankruptcy are shown below:

(In millions of yen)

	Unsecured loans	Other loans	Total
Claims in bankruptcy	6,094	36,913	43,008
Loans in arrears	100,173	80,645	180,819
Loans in arrears longer than 3 months	28,250	8,414	36,664
Loans with adjusted terms	62,900	4,653	67,553
Total	197,418	130,627	328,045

Explanations for each of the above items follow:

(Claims in bankruptcy)

As on left

End of previous interim period (As of September 30, 2006)	End of interim period under review (As of September 30, 2007)	End of previous fiscal year (As of Mar. 31, 2007)
(Loans in arrears) "Loans in arrears" refers to loans other than claims in bankruptcy for which unpaid interest is not accrued. This excludes loans, however, that are included in loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower, such as reduction or exemption of interest or extension of the repayment period on which the Company is periodically receiving payments.	(Loans in arrears) As on left	(Loans in arrears) As on left
(Loans in arrears longer than 3 months) "Loans in arrears longer than 3 months" refers to loans for which the principal or interest payment is three or more months overdue from the day following the scheduled payment date and that are not regarded as claims in bankruptcy or loans in arrears.	(Loans in arrears longer than 3 months) As on left	(Loans in arrears longer than 3 months) As on left
(Loans with adjusted terms) "Loans with adjusted terms" refers to loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower, such as reduction or exemption of interest or extension of the repayment period on which the Company is periodically receiving payments, and that are not regarded as claims in bankruptcy, loans in arrears or loans in arrears longer than 3 months.	(Loans with adjusted terms) As on left	(Loans with adjusted terms) As on left
*9 129,367 million yen of the allowance for bad debts is the estimated amount of interest repayments expected to be given priority application to loans outstanding.	*9 This includes 140,611 million yen in forecast repayments as estimated to receive priority application to loans outstanding.	*9 This includes 195,545 million yen in forecast repayments as estimated to receive priority application to loans outstanding.

B. Notes to the Consolidated Interim Statements of Income

Previous interim period (Apr. 1, 2006 to Sep. 30, 2006)	Interim period under review (Apr. 1, 2007 to Sep. 30, 2007)	Previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007)
*1 Breakdown of primary other operating expenses is as follows: (In millions of yen) Commissions 13,087 Transfer to allowance for bad debts 103,907 Transfer to reserve for losses on interest repayments 19,343 Employee salaries and bonuses 20,628 Transfer to allowance for bonus payments 4,466	*1 Breakdown of primary other operating expenses is as follows: (In millions of yen) Commissions 11,862 Transfer to allowance for bad debts 73,192 Transfer to reserve for losses on interest repayments 35,961 Employee salaries and bonuses 15,033	*1 Breakdown of primary other operating expenses is as follows: (In millions of yen) Advertising expenses 15,073 Transfer to allowance for bad debts 280,618 Transfer to reserve for losses on interest repayments 97,835 Employee salaries and bonuses 43,651 Transfer to allowance for bonus payments 3,782 Commissions 25,584
*2 —	*2 Breakdown of gains on sale of fixed assets is as follows: (In millions of yen) Equipment and fixtures 196 Software 600 Other 73 Total 870	*2 —
*3 Impairment losses The AIFUL Group recorded the following impairment losses in the interim period under review. (1) Assets with recognized impairment losses (see table A below) (2) Asset grouping method The AIFUL Group uses each operating company in the financial and venture capital businesses, with the exception of idle real estate and real estate for sale, and each property for rental in the real estate business as the smallest unit for asset grouping.	*3 —	*4 Impairment losses The AIFUL Group recorded the following impairment losses in the fiscal year under review. (1) Assets with recognized impairment losses (see table B below) (2) Asset grouping method The AIFUL Group uses each operating company in the financial and venture capital businesses, with the exception of idle real estate and real estate for sale, and each property for rental in the real estate business as the smallest unit for asset grouping. For assets involved in business reorganization, all of the business offices scheduled for closure at each operating company are used as a single unit for asset grouping.

Table A (Previous interim period, *3 (1)):

Location	Use	Category
Utsunomiya, Tochigi Prefecture	Idle real estate	Land and buildings, etc.
Nasu-gun, Tochigi Prefecture	Idle real estate	Land
Tamatsukuri-gun, Miyagi Prefecture	Idle real estate	Land

Table B (Previous fiscal year, *4 (1)):

(In millions of yen)

Use	Category	Impairment losses
Real estate for lease	Land and buildings, etc.	1,306
Idle real estate	Land and buildings, etc.	179
Business offices scheduled for closure	Structures, buildings, equipment and fittings, and finance leasing assets, etc.	5,318

Previous interim period (Apr. 1, 2006 to Sep. 30, 2006)	Interim period under review (Apr. 1, 2007 to Sep. 30, 2007)	Previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007)
(3) Background to recognition of impairment losses The AIFUL Group recognizes impairment losses due to a marked fall in the net sale value from the book value for idle real estate.		(3) Background to recognition of impairment losses The AIFUL Group recognizes the respective impairment losses when there is a marked decline in the net sales value of some real estate for lease and idle real estate compared to the book value, and on business offices scheduled for closure accompanying the announcement of the business reorganization plan.
(4) Amount of Impairment Losses (In millions of yen) Buildings and structures 121 Land 31 Total 152		(4) Amount of Impairment Losses (In millions of yen) Buildings and structures 3,794 Equipment and fittings 1,223 Land 1,319 Real estate for lease 134 Other 332 Total 6,804
(5) Method of calculation for recoverable value Recoverable value for idle real estate is measured using net sale value based on an appraised value provided by a real estate appraiser.		(5) Method of calculation for recoverable value The AIFUL Group calculates the recoverable value of real estate for lease and idle real estate from the net sale value computed on the basis of the saleable value estimated individually. Moreover, for business offices scheduled for closure, the AIFUL Group calculates recoverable value with an amount corresponding to depreciation and amortization at the time of closure as the use value.

C. Notes to the Consolidated Interim Statements of Change in Shareholders' Equity

Previous interim period (Apr. 1, 2006 to Sep. 30, 2006)

(1) Matters pertaining to issued shares

Type of shares	Number of shares at end of previous fiscal year	Increase in number of shares during interim period under review	Decrease in number of shares during interim period under review	Number of shares at end of interim period under review
Issued shares				
Common stock	142,035,000	—	—	142,035,000
Total	142,035,000	—	—	142,035,000
Treasury stock				
Common stock (Note)	412,124	378	—	412,502
Total	412,124	378	—	412,502

Note: The increase of 378 in the number of common shares of treasury stock is the result of the purchase of less-than-one-unit shares.

(2) Matters pertaining to warrants, etc.
There are no relevant matters.

(3) Matters pertaining to dividends
i) Amount of dividend payment

Resolution	Type of shares	Total amount of dividends (Million yen)	Dividend per share (Yen)	Record date	Effective date
General meeting of shareholders, June 27, 2006	Common stock	4,248	30	Mar. 31, 2006	Jun. 28, 2006

ii) Dividends with a record date during the interim period under review for which the effective date is during the next interim period

Resolution	Type of shares	Source of dividends	Total amount of dividends (Million yen)	Dividend per share (Yen)	Record date	Effective date
Board of directors meeting, November 7, 2006	Common stock	Retained earnings	4,248	30	Sep. 30, 2006	Dec. 11, 2006

Interim period under review (Apr. 1, 2007 to Sep. 30, 2007)

(1) Matters pertaining to issued shares

Type of shares	Number of shares at end of previous fiscal year	Increase in number of shares during interim period under review	Decrease in number of shares during interim period under review	Number of shares at end of interim period under review
Issued shares				
Common stock	142,035,000	—	—	142,035,000
Total	142,035,000	—	—	142,035,000
Treasury stock				
Common stock (Note)	412,835	42,775	—	455,610
Total	412,835	42,775	—	455,610

Note: The increase of 42,775 in the number of common shares of treasury stock is the result of the purchase of 42,700 shares in response to purchase requests and the purchase of 75 less-than-one-unit shares.

(2) Matters pertaining to warrants, etc.
There are no relevant matters.

(3) Matters pertaining to dividends
i) Amount of dividend payment

Resolution	Type of shares	Total amount of dividends (Million yen)	Dividend per share (Yen)	Record date	Effective date
General meeting of shareholders, May 21, 2007	Common stock	4,248	30	Mar. 31, 2007	Jun. 28, 2007

ii) Dividends with a record date during the interim period under review for which the effective date is during the next interim period

Resolution	Type of shares	Total amount of dividends (Million yen)	Source of dividends	Dividend per share (Yen)	Record date	Effective date
Board of directors meeting, November 5, 2007	Common stock	2,831	Retained earnings	20	Sep. 30, 2007	Dec. 10, 2007

Previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007)

(1) Matters pertaining to issued shares

Type of shares	Number of shares at end of previous fiscal year	Increase in number of shares during fiscal year under review	Decrease in number of shares during fiscal year under review	Number of shares at end of fiscal year under review
Issued shares				
Common stock	142,035,000	—	—	142,035,000
Total	142,035,000	—	—	142,035,000
Treasury stock				
Common stock (Note)	412,124	754	43	412,835
Total	412,124	754	43	412,835

Note: The increase of 754 in the number of common shares of treasury stock is the result of the purchase of less-than-one-unit shares.
The decrease of 43 in the number of common shares of treasury stock is the result of the sale of less-than-one-unit shares.

(2) Matters pertaining to warrants, etc.
There are no relevant matters.

(3) Matters pertaining to dividends
i) Amount of dividend payment

Resolution	Type of shares	Total amount of dividends (Million yen)	Dividend per share (Yen)	Record date	Effective date
General meeting of shareholders, June 27, 2006	Common stock	4,248	30	Mar. 31, 2006	Jun. 28, 2006
Board of directors meeting, November 7, 2006	Common stock	4,248	30	Sep. 30, 2006	Dec. 11, 2006

ii) Dividends with a record date during the fiscal year under review for which the effective date is during the next fiscal year

Resolution	Type of shares	Total amount of dividends (Million yen)	Source of dividends	Dividend per share (Yen)	Record date	Effective date
General meeting of shareholders, May 21, 2007	Common stock	4,248	Retained earnings	30	Mar. 31, 2007	Jun. 28, 2007

D Note to the Consolidated Interim Statements of Cash Flows

Previous interim period (Apr. 1, 2006 to Sep. 30, 2006)	Interim period under review (Apr. 1, 2007 to Sep. 30, 2007)	Previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007)
*1 Relationship between the balance of cash and cash equivalents at the end of the interim period and the amounts recorded in the categories shown on the Consolidated Interim Balance Sheets:	*1 Relationship between the balance of cash and cash equivalents at the end of the interim period and the amounts recorded in the categories shown on the Consolidated Interim Balance Sheets:	*1 Relationship between the balance of cash and cash equivalents at the end of the fiscal year and the amounts recorded in the categories shown on the Consolidated Balance Sheets:
(In millions of yen)	(In millions of yen)	(In millions of yen)
Cash and cash equivalents account 133,909	Cash and cash equivalents account 120,995	Cash and cash equivalents account 127, 166
Term deposits with maturity greater than 3 months (77)	Term deposits with maturity greater than 3 months (3,077)	Term deposits with maturity greater than 3 months (77)
Cash and cash equivalents 133,832	Cash and cash equivalents 117,917	Cash and cash equivalents 127,089

E Segment Information

Segment Information by Type of Business, Location, and Foreign Sales

	Previous interim period (Apr. 1, 2006 to Sep. 30, 2006)	Interim period under review (Apr. 1, 2007 to Sep. 30, 2007)	Previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007)
By type of business	The Company has omitted segment information by type of business, as the consumer loan business accounts for more than 90% of total operating revenues and operating income in all of the Company's business segments.	As on left	As on left
By region	The Company did not report segment information by location, as the Company did not have any consolidated subsidiaries or important offices located in countries or regions outside of Japan during the period.	As on left	As on left
Foreign sales	The Company did not have any foreign sales during the period.	As on left	As on left

F Per Share Information

(Yen)

	Previous interim period (Apr. 1, 2006 to Sep. 30, 2006)	Interim period under review (Apr. 1, 2007 to Sep. 30, 2007)	Previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007)
Net assets per share	3,447.03	1,887.85	1,777.44
Net income (loss) per share	(1,267.91)	151.68	(2,903.85)
Diluted net income per share	Diluted net income per share is not recorded because the Company posted a net loss per share and because there were no latent shares with a dilutive effect.	Diluted net income per share is not recorded because there were no latent shares with a dilutive effect.	Diluted net income per share is not recorded because the Company recorded a net loss per share and because there were no latent shares with a dilutive effect.

Note 1: Basis for calculation of net assets per share

	Previous interim period (Apr. 1, 2006 to Sep. 30, 2006)	Interim period under review (Apr. 1, 2007 to Sep. 30, 2007)	Previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007)
Total net assets	495,339 million yen	272,861 million yen	257,144 million yen
Amount deducted from total net assets	7,163 million yen	5,580 million yen	5,419 million yen
(Of which minority interests)	(7,163 million yen)	(5,580 million yen)	(5,419 million yen)
Net assets related to common stock at end of interim period	488,176 million yen	267,281 million yen	251,724 million yen
Number of shares of common stock at the end of the interim period used in the calculation of net assets per share	141,622,498 shares	141,579,390 shares	141,622,165 shares

Note 2: Basis for calculation of net income (loss) per share

	Previous interim period (Apr. 1, 2006 to Sep. 30, 2006)	Interim period under review (Apr. 1, 2007 to Sep. 30, 2007)	Previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007)
Net income (loss) per share			
Net income (loss)	(179,564 million yen)	21,475 million yen	(411,250 million yen)
Amount not attributable to common stock shareholders	—	—	—
Net income (loss) related to common stock	(179,564 million yen)	21,475 million yen	(411,250 million yen)
Average number of shares of common stock during the period	141,622,661 shares	141,584,803 shares	141,622,497 shares
Outline of stock not included in diluted net income per share due to lack of dilutive effect	New share subscription-type stock options (No. of shares: 328,200) decided upon at the 27th ordinary general meeting of shareholders (June 25, 2004) New share subscription-type stock options (No. of shares: 355,200) decided upon at the 28th ordinary general meeting of shareholders (June 24, 2005)	New share subscription-type stock options (No. of shares: 253,200) decided upon at the 27th ordinary general meeting of shareholders (June 25, 2004) New share subscription-type stock options (No. of shares: 278,400) decided upon at the 28th ordinary general meeting of shareholders (June 24, 2005)	New share subscription-type stock options (No. of shares: 325,800) decided upon at the 27th ordinary general meeting of shareholders (June 25, 2004) New share subscription-type stock options (No. of shares: 351,600) decided upon at the 28th ordinary general meeting of shareholders (June 24, 2005)

(Omissions from disclosure)
Notes pertaining to lease transactions, marketable securities, derivative transactions, stock options, etc., and business combinations have been omitted because there is not considered to be a strong necessity for disclosure in these brief financial statements.

V. Consolidated Results of Operations

1. Operating Revenue

(In millions of yen, except where noted)

Item \ Period		Previous interim period (Apr. 1, 2006 to Sep. 30, 2006)		Interim period under review (Apr. 1, 2007 to Sep. 30, 2007)		Previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007)	
		Amount	%	Amount	%	Amount	%
Interest on loans to customers		236,055	90.0	191,345	88.4	448,662	89.9
	Unsecured loans	196,418	74.9	161,883	74.8	374,839	75.1
	Secured loans	23,517	9.0	17,142	7.9	43,575	8.7
	Small business loans	16,119	6.1	12,319	5.7	30,247	6.1
Credit card revenue		6,195	2.4	7,111	3.3	12,754	2.6
Per-item credit revenue		7,468	2.8	3,934	1.8	12,998	2.6
Credit guarantee revenue		4,668	1.8	4,348	2.0	9,186	1.8
Other financial revenue		36	0.0	237	0.1	229	0.0
Other operating revenue		7,858	3.0	9,523	4.4	15,200	3.1
	Collection of purchased claims	1,798	0.7	3,398	1.6	3,725	0.8
	Revenue from operational investment securities	303	0.1	415	0.2	527	0.1
	Other	5,757	2.2	5,709	2.6	10,947	2.2
Total		262,283	100.0	216,502	100.0	499,031	100.0

Note: "Other" included in other operating revenue includes bad debt write-off recovery and card membership fees.

2. Other Operating Indicators

Item \ Period		End of previous interim period (As of September 30, 2006)	End of interim period under review (As of September 30, 2007)	End of previous fiscal year (As of March 31, 2007)
Total amount of loans outstanding (millions of yen)		2,145,220	1,810,833	1,985,263
	Unsecured loans	1,652,361	1,397,591	1,537,904
	Secured loans	325,322	265,597	291,716
	Small business loans	167,536	147,644	155,642
Number of customer accounts		3,773,046	3,291,426	3,547,633
	Unsecured loans	3,577,813	3,122,806	3,366,873
	Secured loans	96,255	80,449	87,384
	Small business loans	98,978	88,171	93,376
Number of branches		2,713	1,224	2,307
	Staffed branches	820	232	364
	Unstaffed branches	1,893	992	1,943
Number of automatic loan-contracting machines		2,237	1,100	1,872
Number of loan application processing machines		310	39	304
Number of ATMs		164,413	169,671	167,238
	Company-owned	2,359	1,231	1,998
	Partner-owned	162,054	168,440	165,240
Number of employees		6,876	5,306	6,477
Bad debt write-off (millions of yen)		89,343	127,400	205,980
Allowance for bad debts (millions of yen)		286,134	349,456	407,573
Net income (loss) per share (yen)		(1,267.91)	151.68	(2,903.85)
Net assets per share (yen)		3,447.03	1,887.85	1,777.44

Notes: 1. Total amount of loans outstanding and the number of customer accounts do not include loans and customer accounts related to claims in bankruptcy. Furthermore, off-balance sheet operating loans from the securitization of receivables (82,373 million yen at the end of the interim period under review, 97,169 million yen at the end of the previous interim period, and 72,573 at the end of the previous fiscal year) have been included.

2. Bad debt write-off does not include losses on claims in bankruptcy, which came to 3,907 million yen in the interim period under review, 4,157 million yen in the previous interim period, and 5,505 million yen in the previous fiscal year.

3. The allowance for bad debts includes the expected amount of interest repayments estimated to have priority application to loans outstanding (140,611 million yen at the end of the interim period under review, 129,367 million yen at the end of the previous interim period, and 195,545 at the end of the previous fiscal year).

VI. Non-Consolidated Interim Financial Statements

1. Non-Consolidated Interim Balance Sheets

(In millions of yen, except where noted)

		End of previous interim period (As of September 30, 2006)			End of interim period under review (As of September 30, 2007)			Condensed non-consolidated balance sheets for previous fiscal year (As of March 31, 2007)		
Category	Note No.	Amount		%	Amount		%	Amount		%
(Assets)										
I. Current assets										
1. Cash and cash equivalents		78,251			64,915			75,255		
2. Loans	*2 3, 5	1,425,810			1,166,767			1,298,611		
3. Customers' liabilities for acceptances and guarantees		61,437			56,740			58,914		
4. Real estate for sale	*2	134			—			—		
5. Deferred tax assets		8,440			12,742			9,333		
6. Short-term loans	*4	140			115			30,099		
7. Other	*2	29,412			21,555			28,466		
8. Allowance for bad debts	*6	(187,668)			(218,001)			(262,185)		
Total current assets			1,415,960	74.3		1,104,834	74.1		1,238,494	74.6
II. Fixed assets										
1. Tangible fixed assets										
(1) Land		6,762			6,762			6,762		
(2) Other	*1	26,388			19,652			21,056		
Total tangible fixed assets		33,151			26,414			27,818		
2. Intangible fixed assets		11,449			12,967			12,217		
3. Investment and other fixed assets										
(1) Stock in affiliated companies		133,929			110,419			110,144		
(2) Claims in bankruptcy	*5	27,769			35,110			33,517		
(3) Long-term loans to affiliated companies		269,866			240,302			277,502		
(4) Other		34,149			25,087			30,264		
(5) Allowance for bad debts	*7	(20,136)			(64,368)			(69,765)		
Total investment and other fixed assets		445,578			346,551			381,664		
Total fixed assets			490,179	25.7		385,933	25.9		421,700	25.4
III. Deferred assets										
Bond issuing expenses		497			466			631		
Total deferred assets			497	0.0		466	0.0		631	0.0
Total assets			1,906,636	100.0		1,491,234	100.0		1,660,826	100.0

(In millions of yen, except where noted)

Category	Note No.	End of previous interim period (As of September 30, 2006) Amount		%	End of interim period under review (As of September 30, 2007) Amount		%	Condensed non-consolidated balance sheets for previous fiscal year (As of March 31, 2007) Amount		%
(Liabilities)										
I Current liabilities										
1. Notes payable - trade		2,647			—			—		
2. Acceptance and guarantees		61,437			56,740			58,914		
3. Short-term debts	*2	33,000			16,000			16,000		
4. Current portion of bonds		62,500			54,000			72,000		
5. Current portion of long-term debts	*2	286,649			195,507			228,600		
6. Income taxes payable		11,571			183			37		
7. Reserve for accrued bonuses		2,346			2,009			2,042		
8. Business reorganization reserve		—			694			4,381		
9. Other		10,176			10,353			16,552		
Total current liabilities			470,328	24.7		335,488	22.5		398,529	24.0
II Long-term liabilities										
1. Bonds		375,500			389,100			414,100		
2. Long-term debts	*2	510,006			366,451			460,259		
3. Deferred tax liabilities		691			—			425		
4. Reserve for losses on interest repayments		79,757			124,744			122,956		
5. Allowance for retirement benefits for directors		1,222			931			1,255		
6. Interest swaps		9,598			6,714			8,193		
7. Other		136			268			101		
Total long-term liabilities			976,912	51.2		888,210	59.6		1,007,292	60.6
Total liabilities			1,447,241	75.9		1,223,698	82.1		1,405,821	84.6

(In millions of yen, except where noted)

Category	Note No.	End of previous interim period (As of September 30, 2006)			End of interim period under review (As of September 30, 2007)			Condensed non-consolidated balance sheets for previous fiscal year (As of March 31, 2007)		
		Amount		%	Amount		%	Amount		%
(Net Assets)										
I. Shareholders' equity										
1. Common stock			83,317	4.4		83,317	5.6		83,317	5.0
2. Capital surplus										
(1) Capital reserves		90,225			90,225			90,225		
Total capital surplus			90,225	4.7		90,225	6.0		90,225	5.4
3. Retained earnings										
(1) Earned surplus reserves		1,566			1,566			1,566		
(2) Other retained earnings										
General reserve		437,296			437,296			437,296		
Retained earnings carried forward		(151,054)			(340,893)			(355,054)		
Total retained earnings			287,808	15.1		97,968	6.6		83,807	5.1
4. Treasury stock			(2,967)	(0.2)		(3,110)	(0.2)		(2,968)	(0.1)
Total shareholders' equity			458,383	24.0		268,400	18.0		254,381	15.4
II. Evaluation and foreign currency translation adjustments										
1. Differences in evaluation of other marketable securities			7,381	0.4		3,916	0.2		6,376	0.4
2. Loss on deferred hedge			(6,369)	(0.3)		(4,781)	(0.3)		(5,752)	(0.4)
Total evaluation and foreign currency translation adjustments			1,011	0.1		(865)	(0.1)		623	0.0
Total net assets			459,395	24.1		267,535	17.9		255,005	15.4
Total net assets and liabilities			1,906,636	100.0		1,491,234	100.0		1,660,826	100.0

2. Non-Consolidated Interim Statements of Income

(In millions of yen, except where noted)

		Previous interim period (Apr. 1, 2006 to Sep. 30, 2006)			Interim period under review (Apr. 1, 2007 to Sep. 30, 2007)			Condensed non-consolidated statements of income for previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007)		
Category	Note No.	Amount		%	Amount		%	Amount		%
I. Operating revenue										
1. Interest on loans to customers		155,281		97.3	120,909		96.6	292,668		97.3
2. Financial revenue - other		12		0.0	175		0.1	179		0.1
3. Operating revenue - other		4,230		2.7	4,126		3.3	7,907		2.6
Total operating revenue			159,524	100.0		125,211	100.0		300,755	100.0
II. Operating expenses										
1. Financial expenses		14,537		9.1	12,925		10.3	28,858		9.6
2. Operating expenses - other		125,558		78.7	101,963		81.4	378,834		126.0
Total operating expenses			140,095	87.8		114,888	91.7		407,693	135.6
Operating income (loss)			19,428	12.2		10,323	8.3		(106,937)	(35.6)
III. Non-operating income	*1		3,040	1.9		2,916	2.3		6,002	2.0
IV Non-operating expenses	*2		185	0.1		77	0.1		289	0.1
Ordinary income (loss)			22,283	14.0		13,163	10.5		(101,225)	(33.7)
V. Extraordinary income	*3		4	0.0		6,063	4.8		2,941	1.0
VI Extraordinary losses	*4		158,419	99.3		663	0.5		242,879	80.7
Net income (loss) before taxes			(136,132)	(85.3)		18,563	14.8		(341,163)	(113.4)
Corporate tax, local and enterprise taxes		11,949			119			7,563		
Prior-year corporate tax, local and enterprise taxes		—			3,442			—		
Adjustment on corporate tax, etc.		11,565	23,514	14.8	(3,408)	153	0.1	10,672	18,235	6.1
Net income (loss)			(159,647)	(100.1)		18,409	14.7		(359,399)	(119.5)

3. Non-Consolidated Interim Statements of Change in Shareholders' Equity

Previous interim period (Apr. 1. 2006 to Sep. 30, 2006)

(In millions of yen)

	Shareholders' equity		
	Common stock	Capital surplus	
		Capital reserves	Total capital surplus
Balance at March 31, 2006	83,317	90,225	90,225
Change during the period			
Total change during the period	-	-	-
Balance at September 30, 2006	83,317	90,225	90,225

(In millions of yen)

	Shareholders' equity					
	Retained earnings				Treasury stock	Total shareholders' equity
	Earned surplus reserves	Other retained earnings		Total retained earnings		
		General reserve	Retained earnings carried forward			
Balance at March 31, 2006	1,566	395,496	54,641	451,704	(2,964)	622,281
Change during the period						
Distribution of retained earnings*			(4,248)	(4,248)		(4,248)
Addition to general reserve*		41,800	(41,800)	-		-
Net loss			(159,647)	(159,647)		(159,647)
Acquisition of treasury stock				-	(2)	(2)
Total change during the period	-	41,800	(205,695)	(163,895)	(2)	(163,898)
Balance at September 30, 2006	1,566	437,296	(151,054)	287,808	(2,967)	458,383

(In millions of yen)

	Evaluation and foreign currency translation adjustments			Total net assets
	Differences in evaluation of other marketable securities	Loss on deferred hedge	Total evaluation and foreign currency translation adjustments	
Balance at March 31, 2006	10,636	-	10,636	632,917
Change during the period				
Distribution of retained earnings*			-	(4,248)
Addition to general reserve*			-	-
Net loss			-	(159,647)
Acquisition of treasury stock			-	(2)
Net change in items other than shareholders' equity during the period	(3,254)	(6,369)	(9,624)	(9,624)
Total change during the period	(3,254)	(6,369)	(9,624)	(173,522)
Balance at September 30, 2006	7,381	(6,369)	1,011	459,395

Note*: Distribution of retained earnings approved by the ordinary general meeting of shareholders in June 2006.

Interim period under review (Apr. 1, 2007 to Sep. 30, 2007)

(In millions of yen)

	Shareholders' equity		
	Common stock	Capital surplus	
		Capital reserves	Total capital surplus
Balance at March 31, 2007	83,317	90,225	90,225
Change during the period			
Total change during the period	-	-	-
Balance at September 30, 2007	83,317	90,225	90,225

(In millions of yen)

	Shareholders' equity					
	Retained earnings				Treasury stock	Total shareholders' equity
	Earned surplus reserves	Other retained earnings		Total retained earnings		
		General reserve	Retained earnings carried forward			
Balance at March 31, 2007	1,566	437,296	(355,054)	83,807	(2,968)	254,381
Change during the period						
Distribution of retained earnings			(4,248)	(4,248)		(4,248)
Net income			18,409	18,409		18,409
Acquisition of treasury stock				-	(142)	(142)
Total change during the period	-	-	14,161	14,161	(142)	14,019
Balance at September 30, 2007	1,566	437,296	(340,893)	97,968	(3,110)	268,400

(In millions of yen)

	Evaluation and foreign currency translation adjustments			Total net assets
	Differences in evaluation of other marketable securities	Loss on deferred hedge	Total evaluation and foreign currency translation adjustments	
Balance at March 31, 2007	6,376	(5,752)	623	255,005
Change during the period				
Distribution of retained earnings			-	(4,248)
Net income			-	18,409
Acquisition of treasury stock			-	(142)
Net change in items other than shareholders' equity during the period	(2,459)	970	(1,488)	(1,488)
Total change during the period	(2,459)	970	(1,488)	12,530
Balance at September 30, 2007	3,916	(4,781)	(865)	267,535

Previous fiscal year (Apr. 1. 2006 to Mar. 31. 2007)

(In millions of yen)

	Shareholders' equity		
	Common stock	Capital surplus	
		Capital reserves	Total capital surplus
Balance at March 31, 2006	83,317	90,225	90,225
Change during fiscal year			
Total change during fiscal year	-	-	-
Balance at March 31, 2007	83,317	90,225	90,225

(In millions of yen)

	Shareholders' equity					
	Retained earnings				Treasury stock	Total shareholders' equity
	Earned surplus reserves	Other retained earnings		Total retained earnings		
		General reserve	Retained earnings carried forward			
Balance at March 31, 2006	1,566	395,496	54,641	451,704	(2,964)	622,281
Change during fiscal year						
Distribution of retained earnings*			(4,248)	(4,248)		(4,248)
Distribution of retained earnings			(4,248)	(4,248)		(4,248)
Addition to general reserve*		41,800	(41,800)	-		-
Net loss			(359,399)	(359,399)		(359,399)
Acquisition of treasury stock				-	(3)	(3)
Disposal of treasury stock			(0)	(0)	0	0
Total change during fiscal year	-	41,800	(409,696)	(367,896)	(3)	(367,899)
Balance at March 31, 2007	1,566	437,296	(355,054)	83,807	(2,968)	254,381

(In millions of yen)

	Evaluation and foreign currency translation adjustments			Total net assets
	Differences in evaluation of other marketable securities	Loss on deferred hedge	Total evaluation and foreign currency translation adjustments	
Balance at March 31, 2006	10,636	-	10,636	632,917
Change during fiscal year				
Distribution of retained earnings*			-	(4,248)
Distribution of retained earnings			-	(4,248)
Addition to general reserve*			-	-
Net loss			-	(359,399)
Acquisition of treasury stock			-	(3)
Disposal of treasury stock			-	0
Net change in items other than shareholders' equity during fiscal year	(4,260)	(5,752)	(10,012)	(10,012)
Total change during fiscal year	(4,260)	(5,752)	(10,012)	(377,912)
Balance at March 31, 2007	6,376	(5,752)	623	255,005

Note*: Distribution of retained earnings approved by the ordinary general meeting of shareholders in June 2006.

4. Significant Accounting Policies Relating to the Non-Consolidated Interim Financial Statements

Item	Previous interim period (Apr. 1, 2006 to Sep. 30, 2006)	Interim period under review (Apr. 1, 2007 to Sep. 30, 2007)	Previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007)
1. Depreciation methods for depreciable assets	Diminishing balance depreciation method Major useful lives are as follows: Buildings and structures 3-50 years Machinery and vehicles 13-15 years Equipment and fixtures 3-20 years	Diminishing balance depreciation method Major useful lives are as follows: Buildings and structures 3-50 years Machinery and vehicles 13-15 years Equipment and fixtures 3-20 years (Changes to accounting policies) In conjunction with the revision of Japan's Corporation Tax Law, AIFUL has changed the method of depreciation for assets except buildings (excludes attached facilities) acquired on or after April 1, 2007 to the method based on the Corporation Tax Law after its revision from the interim period under review. As a result, operating income, ordinary income, and net income before income taxes have each declined by 6 million yen. (Supplementary Data) In conjunction with the revision of the Corporation Tax Law, AIFUL has accounted for assets except building (excludes attached facilities) acquired on or before March 31, 2007 through the uniform depreciation over 5 years of the difference between an amount equivalent to 5% of the acquisition price and the memorandum price from the fiscal year following the fiscal year when 5% of the acquisition price is reached, through the adoption of a depreciation method based on the Corporation Tax Law before its revision. As a result, operating income, ordinary income, and net income before income taxes have each declined by 17 million yen.	Diminishing balance depreciation method Major useful lives are as follows: Buildings and structures 3-50 years Machinery and vehicles 13-15 years Equipment and fixtures 3-20 years
2. Accounting standards for allowances and reserves	(1) —	(1) Business reorganization reserve The Company calculated the amount of the estimated losses, including outlet liquidation losses, to provide for losses arising accompanying business reorganization.	(1) Business reorganization reserve As on left

5. Changes to Significant Accounting Policies Relating to the Non-Consolidated Interim Financial Statements

Previous interim period (Apr. 1, 2006 to Sep. 30, 2006)	Interim period under review (Apr. 1, 2007 to Sep. 30, 2007)	Previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007)
(Accounting Standards for Presentation of Net Assets in the Balance Sheets) The Company adopted Accounting Standards for Presentation of Net Assets in the Balance Sheet (ASBJ Statement No. 5, December 9, 2005) and Implementation Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet (ASBJ Guidance No. 8, December 9, 2005) starting in the interim period under review. The amount of shareholders' equity under former accounting standards was 465,765 million yen. With the amendment of the regulations for interim financial statements, the Company has presented net assets in the non-consolidated interim balance sheets for the interim period under review on the basis of the regulations for interim financial statements after amendment.	—	(Accounting Standards for Presentation of Net Assets in the Balance Sheets) The Company adopted Accounting Standards for Presentation of Net Assets in the Balance Sheet (ASBJ Statement No. 5, December 9, 2005) and Implementation Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet (ASBJ Guidance No. 8, December 9, 2005) starting in the fiscal year under review. The amount of shareholders' equity under former accounting standards was 260,757 million yen. With the amendment of the regulations for financial statements, the Company has presented net assets in the non-consolidated balance sheets for the fiscal year under review on the basis of the regulations for financial statements after amendment.
—	—	(Accounting Standards for Business Combinations, etc.) The Company adopted Accounting Standard for Business Combinations (Business Accounting Council, October 31, 2003) and Accounting Standard for Business Separations (ASBJ Statement No. 7, December 27, 2005) as well as Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Separations (ASBJ Guidance No. 10, December 27, 2005) starting in the fiscal year under review.

6. Changes in Labeling Method

Previous interim period (Apr. 1, 2006 to Sep. 30, 2006)	Interim period under review (Apr. 1, 2007 to Sep. 30, 2007)
—	(Non-Consolidated Interim Balance Sheets) 1. Real estate for sale (127 million yen for the interim period under review), which was presented as a separate item until the previous interim period, has been included under Other in Current assets due to its lack of financial significance. 2. Notes payable - trade (24 million yen for the interim period under review), which was presented as a separate item until the previous interim period, has been included under Other in Current liabilities due to its lack of financial significance.

7. Notes

A. Notes to the Non-Consolidated Interim Balance Sheets

End of previous interim period (As of September 30, 2006)	End of interim period under review (As of September 30, 2007)	End of previous fiscal year (As of Mar. 31, 2007)
*1 Cumulative amortization of tangible fixed assets 26,480 million yen	*1 Cumulative amortization of tangible fixed assets 21,140 million yen	*1 Cumulative amortization of tangible fixed assets 26,696 million yen
*2 Assets pledged as collateral and corresponding liabilities (1) Assets pledged as collateral (In millions of yen) Loans 714,457 Real estate for sale 104 Total 714,562 (2) Corresponding liabilities (In millions of yen) Short-term debts 20,000 Current portion of long-term debts 96,649 Long-term debts 165,397 Total 282,046 Above amounts include items related to the securitization of loans receivables, 605,826 million yen for outstanding loans receivables, 20,000 million yen for short-term debts, 39,216 million yen for the current portion of long-term debts, and 122,103 million yen for the long-term debts. The matters below are not included in the aforementioned amounts. i) With regard to 69,331 million yen of the current portion of long-term debts, and 106,409 million yen of long-term debts, totaling 175,741 million yen, the Company has contracted to offer 190,945 million yen in loans as collateral in response to creditors' requests. ii) The Company has also offered 1,907 million yen in cash and cash equivalents (Current assets [other]) as collateral for swap transactions. iii) Marutoh K.K. has offered its land, etc., as collateral for AIFUL's loans.	*2 Assets pledged as collateral and corresponding liabilities (1) Assets pledged as collateral (In millions of yen) Loans 197,472 Current assets (other) 97 Total 197,570 (2) Corresponding liabilities (In millions of yen) Current portion of long-term debts 46,359 Long-term debts 85,582 Total 131,941 Above amounts include items related to the securitization of loans receivables, 150,641 million yen for outstanding loans receivables, 17,810 million yen for the current portion of long-term debts, and 69,600 million yen for the long-term debts. The matters below are not included in the aforementioned amounts. i) With regard to 47,469 million yen of the current portion of long-term debts, and 78,734 million yen of long-term debts, totaling 126,203 million yen, the Company has contracted to offer 139,061 million yen in loans as collateral in response to creditors' requests. ii) The Company has also offered 1,332 million yen in cash and cash equivalents (Current assets [other]) as collateral for swap transactions. iii) Marutoh K.K. has offered its land, etc., as collateral for AIFUL's loans.	*2 Assets pledged as collateral and corresponding liabilities (1) Assets pledged as collateral (In millions of yen) Loans 314,882 Current assets (other) 100 Total 314,982 (2) Corresponding liabilities (In millions of yen) Current portion of long-term debts 54,042 Long-term debts 118,823 Total 172,866 Above amounts include items related to the securitization of loans receivables, 240,426 million yen for outstanding loans receivables, 11,846 million yen for the current portion of long-term debts, and 92,036 million yen for the long-term debts. The matters below are not included in the aforementioned amounts. i) With regard to 60,756 million yen of the current portion of long-term debts, and 96,713 million yen of long-term debts, totaling 157,469 million yen, the Company has contracted to offer 171,158 million yen in loans as collateral in response to creditors' requests. ii) The Company has also offered 1,734 million yen in cash and cash equivalents (Current assets [other]) as collateral for swap transactions. iii) Marutoh K.K. has offered its land, etc., as collateral for AIFUL's loans.
*3. Includes 1,083,031 million yen in personal unsecured loans.	*3. Includes 894,929 million yen in personal unsecured loans.	*3. Includes 995,077 million yen in personal unsecured loans.
*4 —	*4 —	*4. Assets pledged as collateral and corresponding market values Commercial paper 29,968 million yen
*5 The bad debts included in loans and claims in bankruptcy are shown below:	*5 The bad debts included in loans and claims in bankruptcy are shown below:	*5 The bad debts included in loans and claims in bankruptcy are shown below:

End of previous interim period (As of September 30, 2006) — (In millions of yen)

	Unsecured loans	Other loans	Total
Claims in bankruptcy	3,877	27,203	31,081
Loans in arrears	62,244	57,462	119,706
Loans in arrears longer than 3 months	21,682	7,354	29,036
Loans with adjusted terms	31,544	898	32,442
Total	119,349	92,918	212,267

End of interim period under review (As of September 30, 2007) — (In millions of yen)

	Unsecured loans	Other loans	Total
Claims in bankruptcy	3,885	35,257	39,142
Loans in arrears	68,079	74,416	142,496
Loans in arrears longer than 3 months	15,007	3,504	18,512
Loans with adjusted terms	38,006	1,683	39,690
Total	124,979	114,862	239,842

End of previous fiscal year (As of Mar. 31, 2007) — (In millions of yen)

	Unsecured loans	Other loans	Total
Claims in bankruptcy	4,152	32,783	36,935
Loans in arrears	74,402	68,529	142,932
Loans in arrears longer than 3 months	16,056	4,305	20,361
Loans with adjusted terms	36,207	1,695	37,903
Total	130,819	107,313	238,132

End of previous interim period (As of September 30, 2006)	End of interim period under review (As of September 30, 2007)	End of previous fiscal year (As of Mar. 31, 2007)
Explanations for each of the above items follow: (Claims in bankruptcy) "Claims in bankruptcy" refers to loans that are included in loans on which principal or interest payments have been continuously late for a considerable period of time for the reasons cited in Article 96, Paragraph 1, Number 3, Items A through E of the Corporate Income Tax Law Execution Ordinance (1965, Ordinance No. 97), or for the reasons set forth in Number 4 of the same paragraph. The Company sets aside a reserve for bad debts that is equivalent to the amount the Company believes it will be unable to recover based on an evaluation of each loan.	Explanations for each of the above items follow: (Claims in bankruptcy) As on left	Explanations for each of the above items follow: (Claims in bankruptcy) As on left
(Loans in arrears) "Loans in arrears" refers to loans other than claims in bankruptcy for which unpaid interest is not accrued. This excludes loans, however, that are included in loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower, such as reduction or exemption of interest or extension of the repayment period on which the Company is periodically receiving payments.	(Loans in arrears) As on left	(Loans in arrears) As on left
(Loans in arrears longer than 3 months) "Loans in arrears longer than 3 months" refers to loans for which the principal or interest payment is three or more months overdue from the day following the scheduled payment date and that are not regarded as claims in bankruptcy or loans in arrears.	(Loans in arrears longer than 3 months) As on left	(Loans in arrears longer than 3 months) As on left
(Loans with adjusted terms) "Loans with adjusted terms" refers to loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower, such as reduction or exemption of interest or extension of the repayment period on which the Company is periodically receiving payments, and that are not regarded as claims in bankruptcy, loans in arrears or loans in arrears longer than 3 months.	(Loans with adjusted terms) As on left	(Loans with adjusted terms) As on left
*6 120,609 million yen of the allowance for bad debts is the estimated amount of interest repayments expected to be given priority application to operating loans.	*6 This includes 121,201 million yen in forecast repayments as estimated to receive priority application to operating loans.	*6 This includes 167,530 million yen in forecast repayments as estimated to receive priority application to operating loans.
*7 —	*7 This includes 41,000 million yen in allowance for bad debts at affiliated companies.	*7 This includes 46,200 million yen in allowance for bad debts at affiliated companies.

B. Notes to the Non-Consolidated Interim Statements of Income

Previous interim period (Apr. 1, 2006 to Sep. 30, 2006)	Interim period under review (Apr. 1, 2007 to Sep. 30, 2007)	Previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007)
*1. Primary item for non-operating income Interest on loans 2,300 million yen	*1. Primary item for non-operating income Interest on loans 2,184 million yen	*1. Primary item for non-operating income Interest on loans 4,495 million yen
*2. Primary item for non-operating expenses Loss on investment in anonymous association 139 million yen	*2. Primary item for non-operating expenses Loss on investment in anonymous association 40 million yen	*2. Primary item for non-operating expenses Loss on investment in anonymous association 209 million yen
*3 —	*3 Primary items in extraordinary income Allowance for bad debts from previous year 5,200 million yen	*3 —
*4 Primary items in extraordinary loss Transfer to allowance for bad debts 99,197 million yen Transfer to reserve for losses on interest repayments 57,070 million yen	*4 —	*4 Primary items in extraordinary loss Transfer to allowance for bad debts 145,397 million yen Transfer to reserve for losses on interest repayments 57,070 million yen
*5 Depreciation expenses Tangible fixed assets 2,404 million yen Intangible fixed assets 1,906 million yen	*5 Depreciation expenses Tangible fixed assets 1,681 million yen Intangible fixed assets 1,812 million yen	*5 Depreciation expenses Tangible fixed assets 4,849 million yen Intangible fixed assets 3,792 million yen

C. Notes to the Non-Consolidated Interim Statements of Change in Shareholders' Equity

Previous interim period (Apr. 1. 2006 to Sep. 30, 2006)

(1) Matters pertaining to treasury stock

	Number of shares at end of previous fiscal year	Increase in number of shares during interim period under review	Decrease in number of shares during interim period under review	Number of shares at end of interim period under review
Common stock (Note)	412,124	378	—	412,502
Total	412,124	378	—	412,502

Note: The increase of 378 in the number of common shares of treasury stock is the result of the purchase of less-than-one-unit shares.

Interim period under review (Apr. 1. 2007 to Sep. 30. 2007)

(1) Matters pertaining to treasury stock

	Number of shares at end of previous fiscal year	Increase in number of shares during interim period under review	Decrease in number of shares during interim period under review	Number of shares at end of interim period under review
Common stock (Note)	412,835	42,775	—	455,610
Total	412,835	42,775	—	455,610

Note: The increase of 42,775 in the number of common shares of treasury stock is the result of the purchase of 42,700 shares in response to purchase requests and the purchase of 75 less-than-one-unit shares.

Previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007)

(1) Matters pertaining to treasury stock

	Number of shares at end of previous fiscal year	Increase in number of shares during fiscal year under review	Decrease in number of shares during fiscal year under review	Number of shares at end of fiscal year under review
Common stock (Note)	412,124	754	43	412,835
Total	412,124	754	43	412,835

Note: The increase of 754 in the number of common shares of treasury stock is the result of the purchase of less-than-one-unit shares.
The decrease of 43 in the number of common shares of treasury stock is the result of the sale of less-than-one-unit shares.

D Per Share Information

Previous interim period (Apr. 1, 2006 to Sep. 30, 2006)	Interim period under review (Apr. 1, 2007 to Sep. 30, 2007)	Previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007)
Net assets per share 3,243.30 yen Net income (loss) per share (1,127.27 yen) Diluted net income per share Diluted net income per share is not recorded because the Company posted a net loss per share and because there were no latent shares with a dilutive effect.	Net assets per share 1,889.65 yen Net income (loss) per share 130.03 yen Diluted net income per share Diluted net income per share is not recorded because there were no latent shares with a dilutive effect.	Net assets per share 1,800.60 yen Net income (loss) per share (2,537.73 yen) Diluted net income per share Diluted net income per share is not recorded because the Company recorded a net loss per share and because there were no latent shares with a dilutive effect.

Note: Basis for calculation of net income (loss) per share

	Previous interim period (Apr. 1, 2006 to Sep. 30, 2006)	Interim period under review (Apr. 1, 2007 to Sep. 30, 2007)	Previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007)
Net income (loss) per share			
Net income (loss)	(159,647 million yen)	18,409 million yen	(359,399 million yen)
Amount not attributable to common stock shareholders	—	—	—
Net income (loss) related to common stock	(159,647 million yen)	18,409 million yen	(359,399 million yen)
Average number of shares of common stock during the period	141,622,661 shares	141,584,803 shares	141,622,497 shares
Outline of stock not included in diluted net income per share due to lack of dilutive effect	New share subscription-type stock options (No. of shares: 328,200) decided upon at the 27th ordinary general meeting of shareholders (June 25, 2004) New share subscription-type stock options (No. of shares: 355,200) decided upon at the 28th ordinary general meeting of shareholders (June 24, 2005)	New share subscription-type stock options (No. of shares: 253,200) decided upon at the 27th ordinary general meeting of shareholders (June 25, 2004) New share subscription-type stock options (No. of shares: 278,400) decided upon at the 28th ordinary general meeting of shareholders (June 24, 2005)	New share subscription-type stock options (No. of shares: 325,800) decided upon at the 27th ordinary general meeting of shareholders (June 25, 2004) New share subscription-type stock options (No. of shares: 351,600) decided upon at the 28th ordinary general meeting of shareholders (June 24, 2005)

VII. Non-Consolidated Results of Operations

1. Operating Revenue

(In millions of yen, except where noted)

Item \ Period	Previous interim period (Apr. 1, 2006 to Sep. 30, 2006)		Interim period under review (Apr. 1, 2007 to Sep. 30, 2007)		Previous fiscal year (Apr. 1, 2006 to Mar. 31, 2007)	
	Amount	%	Amount	%	Amount	%
Interest on loans to customers	155,281	97.3	120,909	96.6	292,668	97.3
Unsecured loans	128,529	80.5	102,236	81.7	243,614	81.0
Secured loans	22,447	14.1	16,072	12.8	41,423	13.8
Small business loans	4,303	2.7	2,600	2.1	7,630	2.5
Other financial revenue	12	0.0	175	0.1	179	0.1
Other operating revenue	4,230	2.7	4,126	3.3	7,907	2.6
Credit guarantee revenue	2,574	1.6	2,399	1.9	5,052	1.7
Other	1,656	1.1	1,727	1.4	2,855	0.9
Total	159,524	100.0	125,211	100.0	300,755	100.0

Note: "Other" included in other operating revenue includes bad debt write-off recovery and credit management fees related to securitization of receivables.

2. Other Operating Indicators

Item \ Period	End of previous interim period (As of September 30, 2006)	End of interim period under review (As of September 30, 2007)	End of previous fiscal year (As of March 31, 2007)
Total amount of loans outstanding (millions of yen)	1,425,810	1,166,767	1,298,611
Unsecured loans	1,083,031	894,929	995,077
Secured loans	308,446	248,241	274,787
Small business loans	34,332	23,597	28,747
Number of customer accounts	2,060,365	1,723,659	1,894,105
Unsecured loans	1,942,320	1,628,460	1,788,545
Secured loans	92,995	77,033	84,047
Small business loans	25,050	18,166	21,513
Number of branches	1,903	1,019	1,805
Staffed branches	463	101	101
Unstaffed branches	1,440	918	1,704
Number of "Ojidosan" automatic loan-contracting machines	1,588	980	1,501
Number of loan application processing machines	310	39	304
Number of ATMs	87,319	90,046	89,058
Company-owned	1,809	1,056	1,668
Partner-owned	85,510	88,990	87,390
Number of employees	3,216	2,657	3,046
Bad debt write-off (millions of yen)	57,432	84,608	134,128
Allowance for bad debts (millions of yen)	207,804	282,369	331,951
Net income (loss) per share (yen)	(1,127.27)	130.03	(2,537.73)
Net assets per share (yen)	3,243.80	1,889.65	1,800.60

Notes: 1. Total amount of loans outstanding and the number of customer accounts do not include loans and customer accounts related to claims in bankruptcy.

2. Bad debt write-off does not include losses on claims in bankruptcy, which came to 3,322 million yen in the interim period under review, 3,676 million yen in the previous interim period, and 4,663 million yen in the previous fiscal year.

3. The allowance for bad debts includes the expected amount of interest repayments estimated to have priority application to operating loans (121,201 million yen at the end of the interim period under review, 120,609 million yen at the end of the previous interim period, and 167,530 at the end of the previous fiscal year).

2008年3月期　中間決算データブック

Data Book (The Interim Period Ending March, 2008)

－注:業績予想に関する注意事項－

このデータブックの数値のうち、過去の事実以外のアイフル株式会社及びそのグループ会社の計画・方針その他の記載にかかわるものは、将来の業績にかかる予想値であり、それらはいずれも、現時点においてアイフル株式会社及びそのグループ会社が把握している情報に基づく経営上の想定や見解を基礎に算出されたものです。従いまして、これらの予想値は、リスクや不確定要因を内包するものであり、現実の業績は、諸々の要因により、これらの予想値と異なってくる可能性があります。ここでの潜在的なリスクや不確定要因として考えられるものとしては、例えば、アイフル株式会社及びそのグループ会社を取り巻く経済情勢や消費者金融を取り巻く市場規模の変化、債務不履行に陥る顧客の割合、アイフル株式会社及びそのグループ会社が支払う借入金利率のレベル、法定貸付上限金利のレベル等が考えられますが、これらに限りません。なお、この資料はいかなる証券の投資勧誘を目的として作成したものでもありません。

－Note:Forward Looking Statements－

The figures contained in this DATA BOOK with respect to AIFUL's plans and strategies and other statements that are not historical facts are forward-looking statements about the future Performance of AIFUL which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in AIFUL's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates charged by AIFUL. This DATA BOOK does not constitute any offer of any securities for sale.

アイフル株式会社

AIFUL CORPORATION

EXHIBIT 5

I. 主要利益数値 (Review of Profit / Group & AIFUL)

(1) 連結(Consolidated)

年/決算月(Fiscal Year)				06/3	増減率(yoy%)	06/9	増減率(yoy%)	07/3	増減率(yoy%)	07/9	増減率(yoy%)	2008/3(E)	増減率(yoy%)
営業収益	(百万円)	Operating Revenue	(¥ Million)	549,547	6.0	262,283	-3.9	499,031	-9.2	216,502	-17.5	403,644	-19.1
営業費用	(百万円)	Operating Expenses	(¥ Million)	424,431	10.6	234,539	18.6	662,832	56.2	195,433	-16.7	371,960	-43.9
営業利益	(百万円)	Operating Income	(¥ Million)	125,116	-7.1	27,744	-63.0	-163,801	-	21,068	-24.1	31,684	-
経常利益	(百万円)	Ordinary Income	(¥ Million)	126,964	-6.2	28,115	-62.9	-163,092	-	21,504	-23.5	32,000	-
当期純利益	(百万円)	Net Income	(¥ Million)	65,827	-13.1	-179,564	-	-411,250	-	21,475	-	32,133	-
総資産	(百万円)	Total Assets	(¥ Million)	2,790,969	8.4	2,490,928	-7.1	2,214,559	-20.7	2,016,531	-19.0	1,938,633	-12.5
純資産	(百万円)	Net Assets	(¥ Million)	681,694	10.4	495,339	-25.1	257,144	-62.3	272,861	-44.9	280,700	9.2
一株当たり当期純利益	(円)	EPS	(¥)	464.84	-41.9	-1,267.91	-	-2,903.85	-	151.68	-	226.96	-
一株当たり純資産	(円)	BPS	(¥)	4,813.45	-26.4	3,447.03	-26.2	1,777.44	-63.1	1,887.85	-45.2	1,943.41	9.3
配当性向	(%)	Payout Ratio	(%)	12.9	*5.4*	-	-	-	-	13.2	-	17.6	-
自己資本比率	(%)	Equity Ratio	(%)	24.4	*0.4*	19.6	*-5.1*	11.4	*-13.0*	13.3	*-6.3*	14.2	*2.8*
純資産当期純利益率	(%)	ROE	(%)	10.1	*-2.9*	-	-	-88.1	*-98.3*	16.6	-	12.2	*100.3*
総資産当期純利益率	(%)	ROA	(%)	2.5	*-0.6*	-	-	-16.4	*-18.9*	2.0	-	1.5	*18.0*

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

(2) 単体(AIFUL)

年/決算月(Fiscal Year)				06/3	増減率(yoy%)	06/9	増減率(yoy%)	07/3	増減率(yoy%)	07/9	増減率(yoy%)	2008/3(E)	増減率(yoy%)
営業収益	(百万円)	Operating Revenue	(¥ Million)	343,515	0.9	159,524	-7.6	300,755	-12.4	125,211	-21.5	235,055	-21.8
営業費用	(百万円)	Operating Expenses	(¥ Million)	255,966	9.8	140,095	20.5	407,693	59.3	114,888	-18.0	220,629	-45.9
営業利益	(百万円)	Operating Income	(¥ Million)	87,548	-18.6	19,428	-65.5	-106,937	-	10,323	-46.9	14,426	-
経常利益	(百万円)	Ordinary Income	(¥ Million)	94,632	-15.9	22,283	-62.7	-101,225	-	13,163	-40.9	20,000	-
当期純利益	(百万円)	Net Income	(¥ Million)	50,381	-25.1	-159,647	-	-359,399	-	18,409	-	32,454	-
総資産	(百万円)	Total Assets	(¥ Million)	2,204,482	8.4	1,906,636	-10.5	1,660,826	-24.7	1,491,234	-21.8	1,456,844	-12.3
純資産	(百万円)	Net Assets	(¥ Million)	632,917	8.3	459,395	-25.9	255,005	-59.7	267,535	-41.8	278,748	9.3
期末発行済株式総数	(千株)	N. of Shares issued	(Thousand)	142,035	50.0	142,035	0.0	142,035	0.0	142,035	0.0	142,035	0.0
一株当たり当期純利益	(円)	EPS	(¥)	355.77	-50.0	-1,127.27	-	-2,537.73	-	130.03	-	229.23	-
一株当たり純資産	(円)	BPS	(¥)	4,469.03	-27.8	3,243.80	-25.9	1,800.60	-59.7	1,889.65	-41.7	1,968.85	9.3
一株当たり配当金	(円)	Cash Dividends per Share	(¥)	60.00	0.0	30.00	0.0	60.00	0.0	20.00	-33.3	40.00	-33.3
配当性向	(%)	Payout Ratio	(%)	16.9	*8.5*	-	-	-	-	15.4	-	17.4	-
自己資本比率	(%)	Equity Ratio	(%)	28.7	*0.0*	24.1	*-5.0*	15.4	*-13.3*	17.9	*-6.2*	19.1	*3.7*
純資産当期純利益率	(%)	ROE	(%)	8.3	*-3.9*	-	-	-81.0	*-89.2*	14.1	-	12.2	*93.1*
総資産当期純利益率	(%)	ROA	(%)	2.4	*-1.0*	-	-	-18.6	*-21.0*	2.3	-	2.1	*20.7*

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

2. グループ合計営業実績（Review of Operation / Group Total)

営業債権ベース(Managed Asset Basis)

(1)営業実績 (Operating Results)

年/決算月(Fiscal Year)		06/3	増減率(yoy%)	06/9	増減率(yoy%)	07/3	増減率(yoy%)	07/9	増減率(yoy%)	2008/3(E)	増減率(yoy%)
営業債権合計 (百万円)	Total Receivable Outstanding (¥Million)	2,681,746	6.3	2,563,501	-1.8	2,369,585	-11.6	2,159,949	-15.7	2,017,410	-14.9
営業貸付金残高	Loans Outstanding	2,232,417	6.5	2,145,220	-1.1	1,985,263	-11.1	1,810,833	-15.6	1,674,365	-15.7
無担保ローン	Unsecured	1,709,184	5.4	1,652,361	-1.2	1,537,904	-10.0	1,397,591	-15.4	1,281,706	-16.7
有担保ローン	Home Equity	357,025	1.4	325,322	-8.1	291,716	-18.3	265,597	-18.4	245,667	-15.8
事業者ローン	Small Business	166,208	37.4	167,536	17.0	155,642	-6.4	147,644	-11.9	146,990	-5.6
総合斡旋	Credit Card Shopping	101,134	27.0	106,856	20.3	117,222	15.9	118,185	10.6	127,064	8.4
個品斡旋	Installment Sales Finance	183,907	-10.9	150,879	-22.3	112,517	-38.8	83,449	-44.7	65,194	-42.1
支払承諾見返	Guarantee	153,766	8.7	148,930	1.0	141,929	-7.7	134,779	-9.5	138,579	-2.4
その他営業債権	Other	10,520	-	11,614	12.3	12,652	20.3	12,701	9.4	12,205	-3.5
口座数(残高あり) (千件)	Customer Accounts (Thousand)	3,898	2.7	3,773	-2.2	3,547	-9.0	3,291	-12.8	-	-
無担保ローン	Unsecured	3,694	2.1	3,577	-2.5	3,366	-8.9	3,122	-12.7	-	-
有担保ローン	Home Equity	104	4.8	96	-6.0	87	-16.5	80	-16.4	-	-
事業者ローン	Small Business	99	28.0	98	12.0	93	-5.2	88	-10.9	-	-
一口座当たり残高 (千円)	Per Account	572	3.7	568	1.1	559	-2.3	550	-3.2	-	-
無担保ローン	Unsecured	462	3.1	461	1.3	456	-1.2	447	-3.1	-	-
有担保ローン	Home Equity	3,411	-3.3	3,379	-2.3	3,338	-2.1	3,301	-2.3	-	-
事業者ローン	Small Business	1,681	8.0	1,692	4.5	1,666	-1.2	1,674	-1.1	-	-
クレジットカード会員数 (千件)	Credit Card Holders (Thousand)	13,096	9.4	13,592	9.3	14,065	7.4	14,541	7.0	14,712	4.6
個品斡旋口座数 (千件)	Shopping Installment Accounts (Thousand)	634	-21.7	553	-32.5	458	-27.6	365	-33.9	-	-
新規顧客件数 (千件)	New Accounts (Thousand)	597	2.5	155	-48.4	258	-56.7	82	-46.9	160	-37.5
無担保ローン	Unsecured	533	1.2	145	-46.1	242	-54.5	76	-47.1	148	-38.1
有担保ローン	Home Equity	25	4.6	1	-90.2	1	-93.1	0	-61.5	1	-13.0
事業者ローン	Small Business	38	22.4	8	-52.1	13	-63.1	5	-42.6	9	-30.1
新規クレジットカード発券数 (千枚)	New Issue of Credit Card (Thousand)	2,310	8.9	1,136	3.4	2,180	-5.7	995	-12.4	1,947	-10.7

(2)チャネル展開 (Marketing Channel)

年/決算月(Fiscal Year)		06/3	増減数	06/9	増減数	07/3	増減数	07/9	増減数	2008/3(E)	増減数
ローン事業店舗数 (店)	Loan Business Branches	2,722	*396*	2,713	*248*	2,307	*-415*	1,224	*-1,489*	1,214	*-1,093*
有人店舗	Staffed Branches	873	*-11*	820	*-73*	364	*-509*	232	*-588*	223	*-141*
無人店舗	Unstaffed Branches	1,849	*407*	1,893	*321*	1,943	*94*	992	*-901*	991	*-952*
ローン申込機	Simple Auto Application Machines	310	*303*	310	*210*	304	*-6*	39	*-271*	38	*-266*
自動契約機設置台数 (台)	Unmanned Loan-contracting machines	2,249	*79*	2,237	*35*	1,872	*-377*	1,100	*-1,137*	-	-
正社員数(a) (人)	N. of Employees (regularly payroll) (a)	6,675	*165*	6,876	*69*	6,477	*-198*	5,306	*-1,570*	5,144	*-1,333*
非正社員数(b) (人)	N. of Employees (temp.) (b)	3,562	*176*	3,440	*188*	3,278	*-284*	2,536	*-904*	-	-
合計(a)+(b) (人)	Total (a)+(b)	10,237	*341*	10,316	*257*	9,755	*-482*	7,842	*-2,474*	-	-
非正社員比率(b)/(a+b) (%)	Ratio of N. of Employees (b)/(a+b)	34.8	*0.6*	33.3	*1.0*	33.6	*-1.2*	32.3	*-1.0*	-	-

注) 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

:. グループ合計損益の内訳 (Revenue and Expenses / Group Total)

:計ベース(On-Balance)

(百万円/¥ Million)

年/決算月(Fiscal Year)		06/9	増減率 (yoy%)	07/3	増減率 (yoy%)	07/9	営業収益比 (%)	増減率 (yoy%)	2008/3(E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	262,283	-3.9	499,031	-9.2	216,502	100.0	-17.5	403,644	100.0	-19.1
営業貸付金利息	Interest Income	236,055	-3.7	448,662	-8.7	191,345	88.4	-18.9	354,711	87.9	-20.9
無担保ローン	Unsecured	196,418	-3.0	374,839	-7.5	161,883	74.8	-17.6	299,018	74.1	-20.2
有担保ローン	Home Equity	23,517	-17.4	43,575	-22.4	17,142	7.9	-27.1	31,898	7.9	-26.8
事業者ローン	Small Business	16,119	14.2	30,247	1.1	12,319	5.7	-23.6	23,795	5.9	-21.3
総合斡旋収益	Credit Card Shopping	6,195	23.4	12,754	13.1	7,111	3.3	14.8	14,859	3.7	16.5
個品斡旋収益	Installment Sales Finance	7,468	-17.6	12,998	-26.5	3,934	1.8	-47.3	6,937	1.7	-46.6
信用保証収益	Guarantees	4,668	12.5	9,186	6.0	4,348	2.0	-6.9	8,631	2.1	-6.0
その他の金融収益	Other Financial Revenue	36	111.8	229	554.3	237	0.1	558.3	482	0.1	110.5
その他の営業収益	Other Operating Revenue	7,858	-17.2	15,200	-26.0	9,523	4.4	21.2	18,019	4.5	18.5
営業投資有価証券売上高	Sales of Investment Securities	303	126.1	527	20.9	415	0.2	37.0	834	0.2	58.3
買取債権回収高	Purchased Loans Receivable	1,798	30.9	3,725	-	3,398	1.6	89.0	6,398	1.6	71.8
償却債権回収額	Bad Debt Recovery	2,328	-50.0	4,022	-52.9	2,374	1.1	2.0	4,335	1.1	7.8
その他	Other	3,428	3.2	6,924	-40.0	3,334	1.5	-2.7	6,452	1.6	-6.8
営業費用	Operating Expenses	234,539	18.6	662,832	56.2	195,433	90.3	-16.7	371,960	92.2	-43.9
金融費用	Financial Expenses	18,314	-3.3	36,615	-3.0	16,985	7.8	-7.3	35,314	8.7	-3.6
売上原価	Cost of Sales	1,407	76.3	2,829	1,535.3	2,727	1.3	93.8	5,048	1.3	78.4
営業投資有価証券売上原価	Cost of Investment Securities	72	14.3	163	9.4	125	0.1	73.6	412	0.1	152.8
債権買取原価	Cost of purchased loans and receivables	1,335	81.9	2,666	-	2,601	1.2	94.8	4,636	1.1	73.9
その他の営業費用	Other Operating Expenses (SG & A)	214,816	20.6	623,387	61.3	175,720	81.2	-18.2	331,596	82.2	-46.8
貸倒関連費用	Credit Cost	103,909	36.0	340,363	104.8	73,192	33.8	-29.6	158,669	39.3	-53.4
内貸倒損失	Bad Debt Write offs	89,343	18.4	205,980	37.5	127,400	58.8	42.6	237,215	58.8	15.2
利息返還関連費用	Return of overpayment Cost	19,343	-	113,074	436.6	35,961	16.6	85.9	38,037	9.4	-66.4
内利息返還金	Return of overpayment	13,976	-	36,308	-	35,554	16.4	154.4	64,470	16.0	77.6
広告宣伝費	Advertising Expenses	9,082	-38.0	15,073	-46.2	3,925	1.8	-56.8	7,301	1.8	-51.6
人件費	Salaries	30,040	1.8	56,631	-2.8	22,985	10.6	-23.5	45,990	11.4	-18.8
のれん償却	Amortization of Goodwill and Consolidation Differences	867	-27.0	1,734	-15.6	427	0.2	-50.7	855	0.2	-50.7
その他	Other	51,574	-8.5	96,509	-13.0	39,227	18.1	-23.9	80,742	20.0	-16.3
営業利益	Operating Income	27,744	-63.0	-163,801	-	21,068	9.7	-24.1	31,684	7.8	-
営業外収益	Non-operating Income	592	-36.1	1,064	-47.0	533	0.2	-10.0	439	0.1	-58.7
営業外費用	Non-operating Expenses	221	56.7	354	122.6	97	0.0	-56.1	123	0.0	-65.3
経常利益	Ordinary Income	28,115	-62.9	-163,092	-	21,504	9.9	-23.5	32,000	7.9	-
特別利益	Extraordinary Income	418	-44.6	3,744	366.3	965	0.5	130.9	1,435	0.4	-61.7
特別損失	Extraordinary Losses	177,403	14,695.9	※212,914	1,320.0	700	0.3	-99.6	1,847	0.5	-99.1
税引前利益	Income before Income Taxes	-148,869	-	-372,262	-	21,769	10.1	-	31,588	7.8	-
法人税・住民税及び事業税	Income Taxes	14,439	-44.9	15,795	-65.3	4,643	2.1	-67.8	4,270	1.1	-73.0
法人税等調整額	Effect of a Tax Consequences	16,054	-	24,733	-	-4,512	-2.1	-	-4,949	-1.2	-
少数株主利益	Minority Interest Loss	201	-78.7	-1,540	-	163	0.1	-18.9	133	0.0	-
当期純利益	Net Income	-179,564	-	-411,250	-	21,475	9.9	-	32,133	8.0	-

※当社グループは、平成18年10月に日本公認会計士協会より公表された「消費者金融会社等の利息返還請求による損失に係る引当金の計上に関する監査上の取扱い」にしたがって、利息返還損失引当金の見積り方法を変更したことに伴い、貸倒引当金繰入額107,012百万円、利息返還損失引当金繰入額69,312百万円の合計176,324百万円を特別損失に計上しています。

AIFUL Group has revised the reserve for interest repayment losses to 69,312 million yen and the reserve for bad debts to 107,012 million yen to accompany the announcement of the Accounting Treatment for Calculation of Reserves Relating to Losses at Consumer Finance Companies, etc., Resulting from Interest Repayment Claims by the Japanese Institute of Certified Public Accountants (JICPA) on October, 2006.

1. グループ合計資金調達の状況 （Review of Funding / Group Total）

営業債権ベース(Managed Asset Basis)

1）形態別調達金額(Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月(Fiscal Year)		06/3	構成比(%)	06/9	構成比(%)	07/3	構成比(%)	07/9	構成比(%)	2008/3(E)	構成比(%)
借入金	Borrowings	1,128,905	56.8	981,493	54.2	930,279	55.7	808,368	53.9	-	-
都市銀行等	City Banks	149,677	7.5	140,099	7.7	153,567	9.2	134,976	9.0	-	-
信託銀行	Trust Banks	423,831	21.3	355,017	19.6	330,245	19.8	289,730	19.3	-	-
地方銀行・第二地方銀行	Regional Banks	204,120	10.3	192,462	10.6	171,641	10.3	141,852	9.5	-	-
生命保険会社	Life Insurance	142,853	7.2	112,669	6.2	92,171	5.5	73,067	4.9	-	-
損害保険会社	Non-Life Insurance	34,387	1.7	29,477	1.6	26,044	1.6	20,392	1.4	-	-
外国銀行	Foreigner	10,000	0.5	12,000	0.7	15,000	0.9	15,000	1.0	-	-
シンジケートローン	Syndicated Loan	26,945	1.4	2,350	0.1	-	-	-	-	-	-
県信連等	Credit Association	75,283	3.8	76,446	4.2	69,584	4.2	65,191	4.3	-	-
その他	Other	61,808	3.1	60,971	3.4	72,026	4.3	68,158	4.5	-	-
CP・社債等	CP and Bonds	859,570	43.2	830,589	45.8	739,945	44.3	690,302	46.1	-	-
CP	CP	25,000	1.3	20,000	1.1	-	-	-	-	-	-
普通社債	SB	510,500	25.7	448,000	24.7	496,100	29.7	453,100	30.2	-	-
流動化	ABS, ABL	324,070	16.3	362,589	20.0	243,845	14.6	237,202	15.8	-	-
合 計	Total	1,988,476	100.0	1,812,082	100.0	1,670,225	100.0	1,498,671	100.0	1,460,408	100.0

2）長期・短期別調達金額(Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月(Fiscal Year)		06/3	構成比(%)	06/9	構成比(%)	07/3	構成比(%)	07/9	構成比(%)	2008/3(E)	構成比(%)
短期調達	Short-term Borrowings	138,200	7.0	123,050	6.8	91,370	5.5	86,770	5.8	88,810	6.1
短期借入	Borrowings	113,200	5.7	83,050	4.6	91,370	5.5	86,770	5.8	-	-
流動化	ABL	-	-	20,000	1.1	-	-	-	-	-	-
CP	CP	25,000	1.3	20,000	1.1	-	-	-	-	-	-
長期調達	Long-term Borrowings	1,850,276	93.0	1,689,032	93.2	1,578,855	94.5	1,411,901	94.2	1,371,598	93.9
固定金利借入	Fixed Rate	236,640	11.9	224,609	12.4	199,031	11.9	167,909	11.2	-	-
変動金利借入	Floating Rate	779,064	39.2	673,834	37.2	639,878	38.3	553,688	36.9	-	-
キャップ	With Cap	268,750	13.5	221,250	12.2	193,750	11.6	164,828	11.0	-	-
スワップ	With Swap	256,701	12.9	245,565	13.6	215,535	12.9	194,315	13.0	-	-
社債等(固定)	SB Other (Fixed Bond)	714,123	35.9	628,068	34.7	618,995	37.1	548,998	36.6	-	-
普通社債	SB	498,000	25.0	448,000	24.7	484,580	29.0	453,100	30.2	-	-
流動化	ABS, ABL	216,123	10.9	180,068	9.9	134,415	8.0	95,898	6.4	-	-
社債等(変動)	SB Other (Floating Bond)	120,447	6.1	162,520	9.0	120,950	7.2	141,303	9.4	-	-
普通社債	SB	12,500	0.6	-	-	11,520	0.7	-	-	-	-
スワップ	With Swap	-	-	-	-	-	-	-	-	-	-
流動化	ABS, ABL	107,947	5.4	162,520	9.0	109,430	6.6	141,303	9.4	-	-
キャップ	With Cap	57,947	2.9	42,520	2.3	109,430	6.6	141,303	9.4	-	-
固定金利借入比率	Ratio of Fixed Rate Borrowings to Total Borrowings	950,763	47.8	852,677	47.1	847,386	50.7	716,908	47.8	-	-
実質固定金利借入比率	Ratio of Borrowings at Fixed Ratio	1,534,161	77.2	1,362,012	75.2	1,366,102	81.8	1,217,355	81.2	-	-
合 計	Total	1,988,476	100.0	1,812,082	100.0	1,670,225	100.0	1,498,671	100.0	1,460,408	100.0

3）調達金利(Funding Rate)

(%)

年/決算月(Fiscal Year)		06/3	06/9	07/3	07/9	2008/3(E)
調達金利	Funding Rate	1.55	1.61	1.80	1.87	2.23
間接	Indirect	1.71	1.89	2.03	2.15	-
直接	Direct	1.33	1.27	1.51	1.54	-

※調達金利＝末約定ベース平均表面金利　　※Funding Rate = Interest Rate／Average Borrowing

（参考）

(%)

長期プライムレート	Long term prime rate	2.10	2.30	2.20	2.25	2.95

. アイフル営業実績 (Review of Operation / AIFUL)

1) 営業実績 (Operating Results)

年/決算月	(Fiscal Year)	06/3	増減率(yoy%)	06/9	増減率(yoy%)	07/3	増減率(yoy%)	07/9	増減率(yoy%)	2008/3(E)	増減率(yoy%)
営業債権合計	Total Receivable Outstanding	1,577,246	4.1	1,490,242	-3.7	1,361,303	-13.7	1,227,715	-17.6	1,128,446	-17.1
営業貸付金残高 (百万円)	Loans Outstanding (¥ Million)	1,512,717	2.8	1,425,810	-4.5	1,298,611	-14.2	1,166,767	-18.2	1,064,057	-18.1
無担保ローン	Unsecured	1,133,083	3.6	1,083,031	-2.9	995,077	-12.2	894,929	-17.4	817,689	-17.8
有担保ローン	Home Equity	341,152	-1.2	308,446	-9.9	274,787	-19.5	248,241	-19.5	225,732	-17.9
事業者ローン	Small Business	38,480	16.9	34,332	-3.2	28,747	-25.3	23,597	-31.3	20,636	-28.2
支払承諾見返	Guarantee	62,313	44.3	61,437	16.6	58,914	-5.5	56,740	-7.6	59,482	1.0
個人保証	Personal Loans	41,496	17.7	40,371	6.0	38,179	-8.0	36,252	-10.2	36,612	-4.1
事業者保証	Small business loans	20,817	163.1	21,066	44.5	20,734	-0.4	20,487	-2.7	22,870	10.3
その他	Other	2,216	-	2,994	73.1	3,777	70.4	4,208	40.5	4,907	29.9
口座数 (千件)	Customer Accounts (Thousand)	2,187	-1.2	2,060	-6.1	1,894	-13.4	1,723	-16.3	1,578	-16.7
無担保ローン	Unsecured	2,057	-1.6	1,942	-6.1	1,788	-13.1	1,628	-16.2	1,490	-16.8
有担保ローン	Home Equity	101	3.1	92	-7.3	84	-17.3	77	-17.2	71	-15.6
事業者ローン	Small Business	27	11.7	25	-5.3	21	-22.6	18	-27.5	16	-22.8
一口座当たり残高 (千円)	Per Account (¥ Thousand)	691	4.1	692	1.8	685	-0.9	676	-2.2	674	-1.6
無担保ローン	Unsecured	550	5.3	557	3.3	556	1.0	549	-1.4	549	-1.3
有担保ローン	Home Equity	3,355	-4.1	3,316	-2.8	3,269	-2.6	3,222	-2.8	3,184	-2.6
事業者ローン	Small Business	1,385	4.7	1,370	2.2	1,336	-3.5	1,298	-5.2	1,273	-4.7
新規顧客件数 (千件)	New Accounts (Thousand)	370	-1.4	90	-50.1	156	-57.8	60	-33.3	120	-22.8
無担保ローン	Unsecured	338	-1.6	89	-45.7	155	-54.1	59	-32.7	119	-22.7
有担保ローン	Home Equity	23	-0.6	0	-94.3	0	-96.7	0	-82.5	0	-5.5
事業者ローン	Small Business	9	2.2	0	-92.3	0	-95.7	0	-90.0	0	-91.0
実質平均利回り ※1 (%)	Average Yield ※1 (%)	22.4	*-0.2*	21.1	*-1.5*	20.8	*-1.5*	19.6	*-1.5*	19.2	*-1.6*
無担保ローン	Unsecured	24.2	*-0.3*	23.1	*-1.3*	22.9	*-1.3*	21.6	*-1.6*	21.2	*-1.7*
有担保ローン	Home Equity	15.9	*-0.2*	13.8	*-2.4*	13.5	*-2.5*	12.3	*-1.5*	11.9	*-1.6*
事業者ローン	Small Business	25.2	*-0.4*	23.6	*-2.0*	22.7	*-2.5*	19.8	*-3.8*	18.9	*-3.8*

※1：実質平均利回り＝営業貸付金利息／((営業貸付金期初残高＋営業貸付金期末残高)÷2)(%)
注） 斜体数値は増減数

※1: Average Yield=Interest Income/Average Loans Outstanding (%)
Notes: Italic Font = Increase or Decrease

2) チャネル展開 (Marketing Channel)

年/決算月	(Fiscal Year)	06/3	増減数(yoy)	06/9	増減数(yoy)	07/3	増減数(yoy)	07/9	増減数(yoy)	2008/3(E)	増減数(yoy)
ローン事業店舗数 ※2 (店)	Loan Business Branches ※2	1,912(967)	*340*	1,903(964)	*232*	1,805(931)	*-107*	1,019(574)	*-884*	1,018	*-787*
有人店舗	Staffed Branches	511(121)	*-34*	460(102)	*-81*	101(6)	*-410*	101(6)	*-359*	101	*0*
無人店舗	Unstaffed Branches	1,397(846)	*374*	1,440(862)	*314*	1,704(925)	*307*	918(568)	*-522*	917	*-787*
ローン申込機	Simple Auto Application Machines	310(271)	*303*	310(273)	*210*	304(269)	*-6*	39(35)	*-271*	38	*-266*
信販カード担当店等	Other	4	*0*	3	*-1*	0	*-4*	0	*-3*	0	*0*
自動契約機設置台数 (台)	Unmanned Loan-contracting Machines	1,595	*34*	1,588	*26*	1,501	*-94*	980	*-608*	-	-
併設型	At Staffed Branches	508	*-36*	458	*-77*	101	*-407*	101	*-357*	-	-
独立型	At Unstaffed Branches	1,087	*70*	1,130	*103*	1,400	*313*	879	*-251*	-	-
ATM・CDネットワーク (台)	AIFUL ATMs and Tie-up CDs	101,989	*10,886*	102,918	*3,361*	104,467	*2,478*	105,626	*2,708*	-	-
自社ATM	AIFUL ATMs	1,803	*42*	1,809	*49*	1,668	*-135*	1,056	*-753*	-	-
提携ATM-CD ※3	Tie-up ATM-CD ※3	84,836	*10,259*	85,510	*2,796*	87,390	*2,554*	88,990	*3,480*	-	-
提携コンビニ入金	Tie-up Convenience Store	15,350	*585*	15,599	*516*	15,409	*59*	15,580	*-19*	-	-
保証提携先金融機関	Guarantee Tie-up Banks										
個人保証	Personal Loans	44	*3*	44	*0*	43	*-1*	43	*-1*	-	-
事業者保証	Small business loans	57	*25*	59	*19*	58	*1*	62	*3*	-	-
正社員数(a) (人)	N. of Employees (regularly payroll) (a)	3,066	*-118*	3,216	*14*	3,046	*-20*	2,657	*-559*	2,554	*-492*
非正社員数(b) (人)	N. of Employees (temp.) (b)	1,501	*-2*	1,428	*-19*	1,362	*-139*	927	*-501*	-	-
合計(a)+(b)	Total (a)+(b)	4,567	*-120*	4,644	*-5*	4,408	*-159*	3,584	*-1,060*	-	-
非正社員比率(b)/(a+b) (%)	Ratio of N. of Employees (b)/(a+b)	32.9	*0.8*	30.7	*-0.4*	30.9	*-2.0*	25.9	*-4.9*	-	-

※2：()はロードサイド型
※3：提携ATM-CD台数には、セブン銀行(セブンイレブン)が含まれております。(06/3：11,484台、06/9：11,726台、07/3：12,088台、07/9：12,548台)
注） 斜体数値は増減数

※2 The figures in brackets represent the number of roadside type branches.
※3 Included Seven Bank CDs (06/3: 11,484, 06/9: 11,726, 07/3: 12,088, 07/9: 12,548)
Notes: Italic Font = Increase or Decrease

3. アイフル損益の内訳 (Revenue and Expenses / AIFUL)

(百万円/¥ Milli

年/決算月(Fiscal Year)		06/9	増減率 (yoy%)	07/3	増減率 (yoy%)	07/9	営業収益比 (%)	増減率 (yoy%)	2008/3(E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	159,524	-7.6	300,755	-12.4	125,211	100.0	-21.5	235,055	100.0	-2
営業貸付金利息	Interest Income	155,281	-7.3	292,668	-12.3	120,909	96.6	-22.1	226,731	96.5	-2
無担保ローン	Unsecured	128,529	-5.0	243,614	-9.8	102,236	81.7	-20.5	192,384	81.8	-2
有担保ローン	Home Equity	22,447	-19.3	41,423	-24.1	16,072	12.8	-28.4	29,688	12.6	-2
事業者ローン	Small Business	4,303	-1.9	7,630	-15.2	2,600	2.1	-39.6	4,659	2.0	-3
その他の金融収益	Other Financial Revenue	12	1,017.2	179	10,054.8	175	0.1	1,323.4	353	0.2	9
その他の営業収益	Other Operating Revenue	4,230	-16.8	7,907	-20.7	4,126	3.3	-2.5	7,971	3.4	[illegible]
信用保証収益	Loan Guarantee Fee	2,574	26.7	5,052	14.2	2,399	1.9	-6.8	4,787	2.0	-
償却債権回収額	Bad Debt Recovery	1,076	-56.8	1,840	-57.2	1,376	1.1	27.9	2,486	1.1	3
その他	Other	579	3.4	1,014	-17.1	350	0.3	-39.5	698	0.3	-3
営業費用	Operating Expenses	140,095	20.5	407,693	59.3	114,888	91.7	-18.0	220,629	93.9	-4
金融費用	Financial Expenses	14,537	-7.8	28,858	-7.6	12,925	10.3	-11.1	26,513	11.3	-
その他の営業費用	Other Operating Expenses (SG & A)	125,558	25.0	378,834	68.6	101,963	81.4	-18.8	194,116	82.6	-4
貸倒関連費用	Credit Cost	62,719	38.9	218,085	110.7	43,549	34.8	-30.6	104,531	44.5	-5
内貸倒損失	Bad Debt Write offs	57,432	26.9	134,128	43.6	84,608	67.6	47.3	155,558	66.2	1
利息返還関連費用	Return of overpayment Cost	16,745	-	77,081	352.9	26,936	21.5	60.9	26,936	11.5	-6
内利息返還金	Return of overpayment	11,078	-	28,215	-	25,148	20.1	127.0	49,626	21.1	7
広告宣伝費	Advertising Expenses	3,486	-61.1	5,733	-65.3	1,942	1.6	-44.3	4,269	1.8	-2
支払手数料	Commission	6,130	-9.6	11,449	-18.4	4,454	3.6	-27.3	8,788	3.7	-2
人件費	Salaries	15,101	0.4	28,649	-2.9	12,068	9.6	-20.1	23,408	10.0	-1
賃借料・地代家賃	Rental Expenses・Land Rent	6,135	-6.5	11,612	-8.0	4,074	3.3	-33.6	8,141	3.5	-2
消耗品費・修繕費	Supplies・Repair and Maintenance	3,123	-1.7	5,043	-29.4	1,862	1.5	-40.4	4,168	1.8	-1
通信費	Communications	774	-37.4	1,583	-35.6	791	0.6	2.1	1,779	0.8	1
保険料	Insurance Premium	2,298	10.9	2,771	-33.7	121	0.1	-94.7	212	0.1	-9
減価償却費	Depreciation	4,310	34.0	8,641	13.9	3,494	2.8	-18.9	6,835	2.9	-2
事業税	Enterprise Tax (Pro forma standard taxation)	339	-30.6	514	-42.8	173	0.1	-48.9	285	0.1	-4
その他	Other	4,393	-43.4	7,667	-16.8	2,493	2.0	-43.2	4,764	2.0	-3
営業利益	Operating Income	19,428	-65.5	-106,937	-	10,323	8.3	-46.9	14,426	6.1	
営業外収益	Non-operating Income	3,040	-10.8	6,002	-16.1	2,916	2.3	-4.1	5,675	2.4	-
営業外費用	Non-operating Expenses	185	54.9	289	308.3	77	0.1	-58.4	101	0.0	-6
経常利益	Ordinary Income	22,283	-62.7	-101,225	-	13,163	10.5	-40.9	20,000	8.5	
特別利益	Extraordinary Income	4	-98.5	2,941	922.2	6,063	4.8	143,273.5	10,215	4.3	24
特別損失	Extraordinary Losses	158,419	70,560.2	※242,879	2,080.0	663	0.5	-99.6	1,059	3.6	-9
税引前利益	Income before Income Taxes	-136,132	-	-341,163	-	18,563	14.8	-	29,156	12.4	
法人税・住民税及び事業税	Income Taxes	11,949	-52.7	7,563	-81.8	3,561	2.8	-70.2	3,601	1.5	-5
法人税等調整額	Effect of a Tax Consequences	11,565	-	10,672	-	-3,408	-2.7	-	-6,899	-2.9	
当期純利益	Net Income	-159,647	-	-359,399	-	18,409	14.7	-	32,454	13.8	

※当社は、平成18年10月に日本公認会計士協会より公表された「消費者金融会社等の利息返還請求による損失に係る引当金の計上に関する監査上の取扱い」にしたがって、利息返還損失引当金の見積り方法を変更したことに伴い、貸倒引当金繰入額99,197百万円、利息返還損失引当金繰入額57,070百万円の合計156,267百万円を特別損失に計上しています。

AIFUL has revised the reserve for interest repayment losses to 57,070 million yen and the reserve for bad debts to 99,197 million yen to accompany the announcement of the Accounting Treatment for Calculation of Reserves Relating to Losses at Consumer Finance Companies, etc., Resulting from Interest Repayment Claims by the Japanese Institute of Certified Public Accountants (JICPA) on October, 2006.

. アイフル資金調達の状況 (Review of Funding / AIFUL)

1)形態別調達金額(Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月(Fiscal Year)		06/9	構成比(%)	07/3	構成比(%)	07/9	構成比(%)	平均借入期間(年)	2008/3(E)	構成比(%)
借入金	Borrowings	648,336	51.1	600,978	50.5	490,548	48.0	4.5	-	-
都市銀行等	City Banks	106,051	8.4	120,203	10.1	102,296	10.0	-	-	-
信託銀行	Trust Banks	229,459	18.1	204,932	17.2	162,086	15.9	-	-	-
地方銀行・第二地方銀行	Regional Banks	133,751	10.6	118,875	10.0	98,672	9.7	-	-	-
信用金庫	Shinkin Banks	20,500	1.6	16,600	1.4	13,300	1.3	-	-	-
生命保険会社	Life Insurance	111,070	8.8	91,395	7.7	72,897	7.1	-	-	-
損害保険会社	Non-Life Insurance	28,034	2.2	24,052	2.0	18,930	1.9	-	-	-
外国銀行	Foreigner	12,000	0.9	15,000	1.3	15,000	1.5	-	-	-
県信連	Credit Association	4,984	0.4	3,460	0.3	2,161	0.2	-	-	-
その他	Other	2,485	0.2	6,459	0.5	5,205	0.5	-	-	-
社債等	Bonds	619,319	48.9	589,982	49.5	530,510	52.0	6.1	-	-
普通社債	SB	438,000	34.6	486,100	40.8	443,100	43.4	-	-	-
流動化	ABS, ABL	181,319	14.3	103,882	8.7	87,410	8.6	-	-	-
合 計	Total	1,267,656	100.0	1,190,960	100.0	1,021,059	100.0	5.3	994,627	100.0

2)長期・短期別調達金額(Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月(Fiscal Year)		06/9	構成比(%)	07/3	構成比(%)	07/9	構成比(%)	残存期間(年)	2008/3(E)	構成比(%)
短期調達	Short-term Borrowings	33,000	2.6	16,000	1.3	16,000	1.6	0.1	16,000	1.6
短期借入	Borrowings	13,000	1.0	16,000	1.3	16,000	1.6	-	-	-
流動化	ABL	20,000	1.6	-	-	-	-	-	-	-
長期調達	Long-term Borrowings	1,234,656	97.4	1,174,960	98.7	1,005,059	98.4	2.9	978,627	98.4
固定金利借入	Fixed Rate	166,140	13.1	142,684	12.0	115,406	11.3	2.4	-	-
変動金利借入	Floating Rate	469,196	37.0	442,294	37.1	359,142	35.2	2.8	-	-
キャップ	With Cap	221,250	17.5	193,750	16.3	164,828	16.1	-	-	-
スワップ	With Swap	245,565	19.4	215,535	18.1	194,315	19.0	-	-	-
社債等(固定)	SB Other (Fixed Bond)	487,320	38.4	498,462	41.9	450,510	44.1	3.0	-	-
普通社債	SB	438,000	34.6	474,580	39.8	443,100	43.4	-	-	-
流動化	ABS, ABL	49,320	3.9	23,882	2.0	7,410	0.7	-	-	-
社債等(変動)	SB Other (Floating Bond)	111,999	8.8	91,520	7.7	80,000	7.8	4.5	-	-
普通社債	SB	-	-	11,520	1.0	-	-	-	-	-
スワップ	With Swap	-	-	-	-	-	-	-	-	-
流動化	ABS, ABL	111,999	8.8	80,000	6.7	80,000	7.8	-	-	-
キャップ	With Cap	11,999	0.9	80,000	6.7	80,000	7.8	-	-	-
固定金利借入比率	Ratio of Fixed Rate Borrowings to Total Borrowings	653,460	51.5	641,146	53.8	565,916	55.4	-	-	-
実質固定金利借入比率	Ratio of Borrowings at Fixed Ratio	1,132,275	89.3	1,130,431	94.9	1,005,059	98.4	-	-	-
合 計	Total	1,267,656	100.0	1,190,960	100.0	1,021,059	100.0	2.9	994,627	100.0

※キャップ・スワップには、開始年月日が未到来のキャップ想定元本2,500百万円、スワップを含んでおりません。
※The date exclude 2.5billion yen notional amount interest cap options and swap options which effective date is not arrived yet.

3)調達金利(Funding Rate)

(%)

年/決算月(Fiscal Year)		06/9	07/3	07/9	2008/3(E)
調達金利	Funding Rate	1.63	1.80	1.86	2.21
間接	Indirect	1.88	1.95	2.07	-
直接	Direct	1.37	1.65	1.68	-

※調達金利＝末約定ベース平均表面金利　※Funding Rate = Interest Rate／Average Borrowing

(参考)

(%)

長期プライムレート	Long term prime rate	2.30	2.20	2.25	2.95
5年スワップレート	5Y SWAP rate	1.27	1.33	1.41	
JGB(10年)	10Y JGB	1.67	1.63	1.68	

アイフル債権ポートフォリオ （Analysis of Loan Portfolio / AIFUL）

貸付利率別残高構成(Breakdown By Interest Rate)

貸付利率 Interest Rate on Loans to Customers		年/決算月(Fiscal Year)	06/9 件数(千件) Account ※1	構成比(%)	残高(百万円) Loan Balance ※2	構成比(%)
無担保ローン (Unsecured Loans)		<25.0%	314	16.2	299,738	27.7
	25.0%≦	<26.0%	96	5.0	99,350	9.2
	26.0%≦	<27.0%	39	2.0	37,486	3.5
	27.0%≦	<28.0%	129	6.7	99,970	9.2
	28.0%≦	<29.0%	1,114	57.4	444,819	41.1
	29.0%≦		247	12.7	101,665	9.4
	合計	(Total)	1,942	100.0	1,083,031	100.0
有担保ローン (Home Equity Loans)		<13.0%	7	8.0	37,217	12.1
	13.0%≦	<14.0%	2	2.7	18,401	6.0
	14.0%≦	<15.0%	3	3.8	21,703	7.0
	15.0%≦	<16.0%	8	9.6	35,992	11.7
	16.0%≦	<17.0%	2	2.7	13,658	4.4
	17.0%≦	<18.0%	3	3.7	15,798	5.1
	18.0%≦		64	69.5	165,674	53.7
	合計	(Total)	92	100.0	308,446	100.0
事業者ローン (Small Business Loans)		<28.0%	15	60.9	23,549	68.6
	28.0%≦	<29.0%	9	39.0	10,768	31.4
	29.0%≦		0	0.1	14	0.0
	合計	(Total)	25	100.0	34,332	100.0
合計		(Total)	2,060	100.0	1,425,810	100.0

貸付利率 Interest Rate on Loans to Customers		年/決算月(Fiscal Year)	07/3 件数(千件) Account ※1	構成比(%)	残高(百万円) Loan Balance ※2	構成比(%)	07/9 件数(千件) Account ※1	構成比(%)	残高(百万円) Loan Balance ※2	構成比(%)
無担保ローン (Unsecured Loans)		<18.0%	161	9.0	75,078	7.5	191	11.8	102,665	
	18.0%≦	<20.0%	19	1.1	31,180	3.1	55	3.4	40,125	
	20.0%≦	<22.0%	36	2.1	59,523	6.0	32	2.0	51,101	
	22.0%≦	<24.0%	63	3.5	83,081	8.3	52	3.2	69,488	
	24.0%≦	<26.0%	129	7.2	135,728	13.6	112	6.9	114,596	
	26.0%≦	<28.0%	150	8.4	120,563	12.1	128	7.9	101,800	
	28.0%≦		1,228	68.7	489,921	49.2	1,054	64.8	415,150	
	合計	(Total)	1,788	100.0	995,077	100.0	1,628	100.0	894,929	
有担保ローン (Home Equity Loans)		<13.0%	7	9.3	35,591	13.0	8	10.9	34,793	
	13.0%≦	<14.0%	2	2.7	16,413	6.0	2	2.8	15,044	
	14.0%≦	<15.0%	3	3.8	19,180	7.0	2	3.8	17,300	
	15.0%≦	<16.0%	8	9.8	32,674	11.9	7	10.2	30,120	
	16.0%≦	<17.0%	2	2.7	12,184	4.4	2	2.7	10,820	
	17.0%≦	<18.0%	3	3.7	13,913	5.1	2	3.6	12,342	
	18.0%≦		57	68.0	144,829	52.7	50	66.1	127,819	
	合計	(Total)	84	100.0	274,787	100.0	77	100.0	248,241	
事業者ローン (Small Business Loans)		<18.0%	2	10.7	2,398	8.3	2	14.4	2,716	
	18.0%≦	<25.0%	4	19.8	6,997	24.3	3	20.2	6,047	
	25.0%≦	<28.0%	7	34.8	11,539	40.1	6	35.1	9,432	
	28.0%≦		7	34.7	7,811	27.2	5	30.2	5,400	
	合計	(Total)	21	100.0	28,747	100.0	18	100.0	23,597	
合計		(Total)	1,894	100.0	1,298,611	100.0	1,723	100.0	1,166,767	

貸付金額別残高構成(Breakdown By Amount)

貸付金額 Loan Outstanding		年/決算月(Fiscal Year)	06/3 件数(千件) Account ※1	構成比(%)	残高(百万円) Loan Balance ※2	構成比(%)	06/9 件数(千件) Account ※1	構成比(%)	残高(百万円) Loan Balance ※2	構成比(%)	07/3 件数(千件) Account ※1	構成比(%)	残高(百万円) Loan Balance ※2	構成比(%)	07/9 件数(千件) Account ※1	構成比(%)	残高(百万円) Loan Balance ※2	構成比(%)
無担保ローン (Unsecured Loans)		(千円/¥ Thousand)																
		<100	157	7.7	10,372	0.9	157	8.1	10,699	1.0	153	8.6	10,528	1.1	153	9.4	10,776	
	100≦	<200	196	9.5	31,166	2.8	167	8.6	26,409	2.4	152	8.5	24,139	2.4	143	8.8	22,725	
	200≦	<300	163	7.9	40,675	3.6	148	7.6	37,317	3.4	136	7.6	34,384	3.5	122	7.5	30,596	
	300≦	<400	192	9.4	67,303	5.9	181	9.4	63,598	5.9	165	9.3	57,857	5.8	153	9.4	52,981	
	400≦	<500	903	43.9	432,288	38.2	863	44.5	413,041	38.1	789	44.1	376,236	37.8	700	43.0	332,209	
	500≦	<1,000	249	12.1	202,870	17.9	232	12.0	189,669	17.5	210	11.8	171,528	17.2	190	11.7	153,764	
	1,000≦		194	9.5	348,406	30.7	191	9.8	342,296	31.6	179	10.0	320,402	32.2	164	10.1	291,875	
	合計	(Total)	2,057	100.0	1,133,083	100.0	1,942	100.0	1,083,031	100.0	1,788	100.0	995,077	100.0	1,628	100.0	894,929	
有担保ローン (Home Equity Loans)		(千円/¥ Thousand)																
		<1,000	6	5.9	3,874	1.1	5	6.1	3,680	1.2	5	6.5	3,451	1.3	5	6.9	3,318	
	1,000≦	<5,000	82	81.2	223,320	65.5	75	81.3	204,013	66.1	68	81.1	182,043	66.2	62	80.9	164,898	
	5,000≦	<10,000	11	10.8	80,725	23.7	9	10.6	72,281	23.4	8	10.6	65,021	23.7	8	10.5	58,946	
	10,000≦	<50,000	2	2.0	32,229	9.4	1	1.9	27,586	8.9	1	1.8	23,444	8.5	1	1.7	20,312	
	50,000≦	<100,000	0	0.0	549	0.2	0	0.0	432	0.1	0	0.0	373	0.1	0	0.0	311	
	100,000≦		0	0.0	453	0.1	0	0.0	452	0.1	0	0.0	452	0.2	0	0.0	452	
	合計	(Total)	101	100.0	341,152	100.0	92	100.0	308,446	100.0	84	100.0	274,787	100.0	77	100.0	248,241	
事業者ローン (Small Business Loans)		(千円/¥ Thousand)																
		<1,000	8	30.5	5,109	13.3	7	31.4	4,714	13.7	7	33.3	4,197	14.6	6	35.6	3,673	
	1,000≦	<2,000	16	58.2	25,172	65.4	14	56.8	21,856	63.7	11	54.1	17,543	61.0	9	50.8	13,702	
	2,000≦		3	11.3	8,198	21.3	2	11.8	7,760	22.6	2	12.6	7,006	24.4	2	13.5	6,220	
	合計	(Total)	27	100.0	38,480	100.0	25	100.0	34,332	100.0	21	100.0	28,747	100.0	18	100.0	23,597	
合計		(Total)	2,187	100.0	1,512,717	100.0	2,060	100.0	1,425,810	100.0	1,894	100.0	1,298,611	100.0	1,723	100.0	1,166,767	

※1: Thousand
※2: ¥Million

9. アイフル無担保ローン顧客属性(Unsecured Loans Customer Profile / AIFUL)

(1)性　別 (Sex)

(千件/Thousand)

		年/決算月(Fiscal Year)	06/9	構成比(%)	07/3	構成比(%)	07/9	構成比(%)
新規顧客 (New Accounts)	男　性	(Male)	62	70.5	109	70.4	41	68.8
	女　性	(Female)	26	29.5	45	29.6	18	31.2
	合　計	(Total)	89	100.0	155	100.0	59	100.0
既存顧客 (Existing Accounts)	男　性	(Male)	1,339	69.0	1,235	69.1	1,127	69.2
	女　性	(Female)	602	31.0	552	30.9	501	30.8
	合　計	(Total)	1,942	100.0	1,788	100.0	1,628	100.0

(2)年齢別(Age)

(千件/Thousand)

		年/決算月(Fiscal Year)	06/9	構成比(%)	07/3	構成比(%)	07/9	構成比(%)
新規顧客 (New Accounts)	20 ～ 29	(才/Age)	41	46.5	71	46.3	26	44.0
	30 ～ 39		18	21.2	33	21.7	14	23.9
	40 ～ 49		13	15.1	23	15.3	9	16.7
	50 ～ 59		11	12.7	19	12.8	7	12.7
	60 ～		4	4.5	6	3.9	1	2.8
	合　計	(Total)	89	100.0	155	100.0	59	100.0
既存顧客 (Existing Accounts)	20 ～ 29	(才/Age)	449	23.1	396	22.2	342	21.0
	30 ～ 39		555	28.6	511	28.6	466	28.7
	40 ～ 49		391	20.1	367	20.5	344	21.1
	50 ～ 59		347	17.9	323	18.1	296	18.2
	60 ～		199	10.3	190	10.6	178	11.0
	合　計	(Total)	1,942	100.0	1,788	100.0	1,628	100.0

(3)保険種別(Type of Social Security)

(千件/Thousand)

		年/決算月(Fiscal Year)	06/9	構成比(%)	07/3	構成比(%)	07/9	構成比(%)
新規顧客 (New Accounts)	会社員(社保)	Office Worker (Company Health Insurance)	39	44.3	75	48.6	35	59.4
	会社員(国保)	Office Worker (National Health Insurance)	41	46.2	66	43.0	20	34.3
	自営業者	Self Employed	8	9.5	13	8.5	3	6.2
	合　計	Total	89	100.0	155	100.0	59	100.0

(4)年収別(Annual Income)

(千件/Thousand)

		年/決算月(Fiscal Year)	06/9	構成比(%)	07/3	構成比(%)	07/9	構成比(%)
新規顧客 (New Accounts)	＜ 2,000	(千円/¥Thousand)	16	18.4	29	18.8	11	18.4
	2,000 ≦ ＜ 3,000		22	25.1	38	25.1	14	24.7
	3,000 ≦ ＜ 4,000		22	25.6	38	25.1	14	24.8
	4,000 ≦ ＜ 5,000		12	14.5	22	14.5	8	14.6
	5,000 ≦ ＜ 7,000		9	11.0	17	11.0	6	11.7
	7,000 ≦ ＜ 10,000		3	4.3	6	4.4	2	4.8
	10,000 ≦		0	1.1	1	1.0	0	1.1
	合　計	(Total)	89	100.0	155	100.0	59	100.0

10. アイフル貸倒&不良債権 (Credit Cost & NPL's / AIFUL)

1)クレジットコストの状況／年間比較(Credit Cost / YOY%)

(百万円/¥ Million)

年/決算月(Fiscal Year)		06/3	/(L)%	06/9	/(L)%	07/3	/(L)%	07/9	/(L)%	2008/3(E)	/(L)%
営業債権合計 (L)	Total Receivable Outstanding (L)	1,577,246	-	1,490,242	-	1,361,303	-	1,227,715	-	1,128,446	-
期末営業貸付金	Loans outstanding	1,512,717	-	1,425,810	-	1,298,611	-	1,166,767	-	1,064,057	-
無担保	Unsecured	1,133,083	-	1,083,031	-	995,077	-	894,929	-	817,689	-
有担保	Home equity	341,152	-	308,446	-	274,787	-	248,241	-	225,732	-
事業者	Small business	38,480	-	34,332	-	28,747	-	23,597	-	20,636	-
支払承諾見返等	Guarantee, etc	64,529	-	64,431	-	62,691	-	60,948	-	59,482	-
期初貸倒引当金	Allowance for bad debt (Beginning)	81,928	5.19	85,659	5.75	85,659	6.29	262,185	21.36	262,185	23.23
貸倒発生額合計 ①	Total Write-offs ①	93,422	5.92	57,432	3.85	134,128	9.85	84,608	6.89	155,558	13.79
前年同期比	YOY%	2.4		26.9		43.6		47.3		16.0	
貸倒発生額 ②	Write-offs ②	91,890	6.07	56,350	3.95	131,683	10.14	82,855	7.10	152,403	14.32
前年同期比	YOY%	1.7		26.6		43.3		47.0		15.7	
無担保	Unsecured	80,606	7.11	50,684	4.68	119,087	11.97	75,044	8.39	137,476	16.81
有担保	Home equity	8,940	2.62	4,180	1.36	8,575	3.12	5,012	2.02	10,163	4.50
事業者	Small business	2,343	6.09	1,485	4.33	4,020	13.98	2,797	11.86	4,765	23.09
支払承諾見返等	Guarantee, etc	1,532	2.37	1,082	1.68	2,444	3.90	1,753	2.88	3,154	5.30
個別貸倒引当金繰入 ③ (個別引当) ※	Non-operating Allowance for bad debt ※ ③	6,366	0.42	2,475	0.17	6,917	0.53	3,126	0.27	8,617	0.81
無担保	Unsecured	2,537	0.22	2,025	0.19	2,470	0.25	2,102	0.23	2,762	0.34
有担保	Home equity	3,705	1.09	393	0.13	4,354	1.58	969	0.39	5,764	2.55
事業者	Small business	124	0.32	55	0.16	92	0.32	53	0.23	91	0.44
①+③	Total Write-offs ①+③	99,789	6.33	59,907	4.02	141,046	10.36	87,734	7.15	164,175	14.55
前年同期比	YOY%	2.7		23.0		41.3		46.5		16.4	
②+③	Write-offs ②+③	98,256	6.50	58,825	4.13	138,601	10.67	85,981	7.37	161,020	15.13
前年同期比	YOY%	2.1		22.7		41.1		46.2		16.2	
無担保	Unsecured	83,143	7.34	52,710	4.87	121,558	12.22	77,147	8.62	140,238	17.15
有担保	Home equity	12,645	3.71	4,574	1.48	12,930	4.71	5,982	2.41	15,927	7.06
事業者	Small business	2,467	6.41	1,541	4.49	4,113	14.31	2,851	12.08	4,855	23.53
支払承諾見返等	Guarantee, etc	1,532	2.36	1,082	1.68	2,444	3.90	1,753	2.88	3,154	5.30
貸倒関連費用(営業費用)	Credit Cost	103,520	6.56	62,719	4.21	218,085	16.02	43,549	3.55	104,531	9.26
貸倒関連費用(特別損失)	Extraordinary Losses	-	-	99,197	6.66	99,197	7.29	-	-	-	-
期末貸倒引当金	Allowance for bad debt (End)	85,659	5.43	187,668	12.59	262,185	19.26	218,001	17.76	202,543	17.95
内債権放棄	which for Waiver of principal	-	-	120,609	8.46	167,530	12.90	121,201	10.39	96,549	9.07
利息返還損失引当金	Allowance for losses on return of overpayment	17,019	1.13	79,757	5.59	122,956	9.47	124,744	10.69	100,266	9.42

※:個別貸倒引当金繰入＝破産更生債権(有担保)＋民事再生債権

Non-operating allowance for bad debt=Loans with legal bankruptcy (home equity)＋Loans with civil rehabilitation law.

0. アイフル貸倒&不良債権 (Credit Cost & NPL's / AIFUL)

2)不良債権の状況(金融庁「4分類」)(NPL defined by FSA)

(百万円/¥ Million)

年/決算月(Fiscal Year)		06/3	/(L) %	06/9	/(L) %	07/3	/(L) %	07/9	/(L) %	2008/3(E)	/(L) %
期末営業貸付金 (L)	Loans outstanding (L)	1,512,717	-	1,425,810	-	1,298,611	-	1,166,767	-	1,064,057	-
無担保	Unsecured	1,133,083	-	1,083,031	-	995,077	-	894,929	-	817,689	-
有担保	Home equity	341,152	-	308,446	-	274,787	-	248,241	-	225,732	-
事業者	Small business	38,480	-	34,332	-	28,747	-	23,597	-	20,636	-
4分類開示債権合計 ①	NPL total ①	146,236	9.67	212,267	14.89	238,132	18.34	239,842	20.56	-	-
破綻先	Category 4	30,309	2.00	31,081	2.18	36,935	2.84	39,142	3.35	-	-
延滞債権	Category 3	63,877	4.22	119,706	8.40	142,932	11.01	142,496	12.21	-	-
3ヶ月以上延滞債権	Category 2	15,666	1.04	29,036	2.04	20,361	1.57	18,512	1.59	-	-
貸出条件緩和債権	Category 1	36,383	2.41	32,442	2.28	37,903	2.92	39,690	3.40	-	-
うち無担保ローン ②	Unsecured Loan ②	84,234	7.43	119,349	11.02	130,819	13.15	124,979	13.97	-	-
破綻先	Category 4	4,169	0.37	3,877	0.36	4,152	0.42	3,885	0.43	-	-
延滞債権	Category 3	32,548	2.87	62,244	5.75	74,402	7.48	68,079	7.61	-	-
3ヶ月以上延滞債権	Category 2	11,899	1.05	21,682	2.00	16,056	1.61	15,007	1.68	-	-
貸出条件緩和債権	Category 1	35,617	3.14	31,544	2.91	36,207	3.64	38,006	4.25	-	-
期末貸倒引当金 ③	Allowance for NPL ③	106,998	7.07	207,804	14.57	331,951	25.56	282,369	24.20	268,252	25.21
無税	Untaxable	105,530	6.98	111,466	7.82	109,894	8.46	99,232	8.50	99,984	9.40
有税	Taxable	1,467	0.10	96,337	6.76	222,056	17.10	183,137	15.70	168,267	15.81
流動 ④	Current assets ④	85,659	5.66	187,668	13.16	262,185	20.19	218,001	18.68	202,543	19.03
固定	Fixed assets	21,339	1.41	20,136	1.41	69,765	5.37	64,368	5.52	65,709	6.18
NPLカバー率(ALL) ③/①	Coverage ratio (All) ③/①	73.2	-	97.9	-	139.4	-	117.7	-	-	-
NPLカバー率(無担保) ④/②	Coverage ratio (Unsecured) ④/②	101.7	-	157.2	-	200.4	-	174.4	-	-	-

破綻先
未収利息不計上貸付金のうち、破産債権、再生債権、更生債権、その他これらに準ずる貸付金

延滞債権
その他の未収利息不計上の、5ヶ月以上11ヶ月未満延滞債権(回収専門の管理センターが管理)
但し、債務者の経営再建または支援を図ることを目的として利息の支払いを猶予したものを除く

3ヶ月以上延滞債権
営業店債権の内、3ヶ月以上5ヶ月未満の延滞債権(未収利息計上)

貸出条件緩和債権
上記以外の当該貸付金の回収を促進することなどを目的に、金利の減免等債務者に
有利となる取決めを行なった貸付金

Claims in bankruptcy (category 4):
Loans to borrowers declared bankruptcy, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest.

Loans in Arrears (category 3):
NPL's exclusive of accrued interest. That are past due for over 5 months or more and held by collection department.
This category excludes loans on which interest is being waived in support of business restructuring.

Loans in Arrears Longer than 3 months (category 2):
NPL's past due for 3 months or more that do not fall into the above two categories.

Loans with adjusted terms (category 1):
NPL's, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

0. アイフル貸倒&不良債権 (Credit Cost & NPL's / AIFUL)

3) 無担保ローン延滞遷移率(ストック) (Details of Unsecured Loans)

(単位:百万円/¥Million)

年/決算月(Fiscal Year)		06/3 (6M)	増減率(yoy%)	06/9 (6M)	増減率(yoy%)	07/3 (6M)	増減率(yoy%)	07/9 (6M)	増減率(yoy%)
移管発生率 ※1	Transfer (5M+Arrearage) Ratio ※1	0.659	*0.093*	1.005	*0.437*	1.092	*0.433*	1.033	*0.028*
移管額	Transfer (5M+Arrearage)	43,392	19.6	64,099	73.3	63,712	46.8	54,217	-15.4

※1:移管発生比率=移管発生金額/営業店残高

注) 斜体数値は増減数

※1:Transfer Ratio = Transfer (5M+Arrearage) / Unsecured Loans Outstanding (Branch's)

Notes: Italic Font = Increase or Decrease

4) 貸倒償却要因別状況/残高(無担保ローン) (Reason for Write-off, Unsecured)

(単位:百万円/¥Million)

年/決算月(Fiscal Year)		06/3 (12M)	償却単価 ※2 (per account)	06/9 (6M)	償却単価 ※2 (per account)	07/3 (12M)	償却単価 ※2 (per account)	07/9 (6M)	償却単価 ※2 (per account)
償却理由(合計)	Reason for Write-off (Total)	80,606	455	50,684	452	119,087	449	75,044	466
増減率	YOY%	-0.7		28.1		47.7		48.1	
破産	Bankruptcy	25,681	536	11,414	557	21,770	560	8,858	581
増減率/占有率	YOY/Share%	-11.3	31.9%	-14.1	22.5%	-15.2	18.3%	-22.4	11.8%
債権放棄 ※3	Waiver of principal due to a settlement	24,532	-	14,817	-	40,886	-	27,788	-
増減率/占有率	with lawyer ※3 YOY/Share%	20.4	30.4%	46.0	29.2%	66.7	34.3%	87.5	37.0%
内利息返還に伴う債権放棄	Which for return of overpayment	-	-	-	-	20,118	-	14,937	-
連絡不能等	Loss of contact, etc.	12,109	378	7,403	380	12,013	382	6,366	390
増減率/占有率	YOY/Share%	-20.5	15.0%	7.0	14.6%	-0.8	10.1%	-14.0	8.5%
介入後未決	Unsettled intervention	7,415	534	5,081	551	10,938	542	8,637	571
増減率/占有率	YOY/Share%	14.5	9.2%	19.2	10.0%	47.5	9.2%	70.0	11.5%
不履行	No intention to repay	10,868	369	11,968	396	33,478	400	23,392	428
増減率/占有率	YOY/Share%	7.0	13.5%	142.2	23.6%	208.0	28.1%	95.5	31.2%

※2:償却単価=償却金額/償却件数(単位:千円)

※3:債権放棄1口座あたり単価(06/3 399千円、06/9 425千円、07/3 439千円、07/9 439千円)。

※2:Write-offs per account=Write-offs/Accounts of Write-offs (¥Thousand)

※3:Waiver of principal due to a settlement (per account): 06/3 399, 6/9 425, 07/3 439, 07/9 439 (¥Thousand)

1. ライフ営業指標 (Review of Operation / LIFE)

営業債権ベース(Managed Asset Basis)

1)営業実績(Operating Results)

年/決算月(Fiscal Year)			06/9	増減率(yoy%)	07/3	増減率(yoy%)	07/9 ①	増減率(yoy%)	2008/3(E)	増減率(yoy%)
営業債権合計	(百万円)	Balance (¥Million)	753,769	-2.1	717,884	-7.9	670,800	-11.0	644,238	-10.3
割賦売掛金		Installment Receivable	257,736	-8.9	229,735	-19.4	201,634	-21.8	192,259	-16.3
総合斡旋		Credit Card Shopping	106,856	20.3	117,222	15.9	118,185	10.6	127,064	8.4
個品斡旋		Installment Sales Finance	150,880	-25.6	112,512	-38.8	83,449	-44.7	65,194	-42.1
営業貸付金		Loans (Cash Advance)	399,921	4.4	396,260	0.4	382,634	-4.3	365,582	-7.7
カードキャッシング		with Credit Card	228,652	6.1	229,984	4.2	227,208	-0.6	222,333	-3.3
キャッシュプラザ		with Loan Card (Life Play Card)	170,209	1.9	164,880	-4.8	153,687	-9.7	141,150	-14.4
その他		Other	1,059	111.8	1,395	95.1	1,738	64.1	2,098	50.4
支払承諾見返		Guarantee	87,490	-7.7	83,013	-9.2	78,037	-10.8	79,097	-4.7
新型商品		High Yield Product	27,343	8.1	26,914	0.6	26,304	-3.8	30,936	14.9
旧型商品		Low Yield Product	60,147	-13.5	56,099	-13.3	51,733	-14.0	48,161	-14.1
その他営業債権		Other	8,621	-0.3	8,876	6.7	8,493	-1.5	7,298	-17.8
クレジットカード		Credit Card								
有効カード会員数	(千人)	Number of Card Holders (Thousand)	13,592	*1,154*	14,065	*969*	14,541	*949*	14,712	*647*
プロパー		Proper	1,909	*170*	1,961	*141*	2,009	*100*	2,046	*85*
提携		Affinity	11,683	*985*	12,103	*827*	12,532	*849*	12,666	*563*
新規発行数	(千枚)	*Number of New Issue (Thousand)*	*1,136*	*37*	2,180	*-130*	995	*-141*	1,947	*-233*
プロパー		Proper	131	*23*	241	*8*	102	*-29*	232	*-9*
提携		Affinity	1,004	*14*	1,938	*-139*	892	*-112*	1,714	*-224*
単価(残高÷残有会員数)	(千円)	Balance per Account (¥Thousand)								
総合斡旋		Shopping	65	8.3	65	3.2	66	1.5	69	6.2
キャッシング		Cashing	272	0.4	272	0.4	271	-0.4	271	-0.4
買上実績	(百万円)	Purchase Results (¥Million)								
個品斡旋		Installment Sales Finance	23,215	-61.6	32,528	-69.9	6,213	-73.2	12,743	-60.0
カード事業		Credit Card	386,440	14.2	796,600	12.8	421,863	9.2	866,144	8.7
総合斡旋		Shopping	265,858	20.6	561,299	19.2	311,820	17.3	647,965	15.4
キャッシング		Cashing	120,581	2.3	235,301	0.0	110,043	-8.7	218,178	-7.3
実質平均利回り		Average Yield	17.2	*-0.1*	17.1	*-0.2*	17.3	*0.1*	16.6	*-0.6*
割賦売掛金収益		Installment Receivable	9.9	*0.0*	9.9	*0.1*	10.3	*0.4*	10.5	*0.5*
総合斡旋		Credit Card Shopping	11.8	*-0.2*	11.9	*-0.1*	12.3	*0.5*	12.4	*0.4*
個品斡旋		Installment Sales Finance	9.1	*-0.2*	9.0	*-0.2*	8.7	*-0.4*	8.7	*-0.2*
営業貸付収益		Loans (Cash Advance)	23.4	*-0.8*	23.0	*-0.9*	22.1	*-1.3*	20.6	*-2.4*
カードキャッシング		with Credit Card	23.0	*-0.6*	22.8	*-0.6*	22.0	*-1.0*	21.0	*-1.8*
キャッシュプラザ		with Loan Card (Life Play Card)	24.0	*-1.0*	23.4	*-1.3*	22.4	*-1.6*	20.1	*-3.3*
支払承諾見返		Guarantee	4.7	*0.3*	4.7	*0.3*	4.9	*0.2*	4.9	*0.2*

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

会計残高

	(On-Balance) 07/9 ②	増減率(yoy%)	(Off-Balance) 07/9 ①−②
Balance	541,323	-8.5	129,477
Installment Receivable	154,531	-18.3	47,103
Credit Card Shopping	93,162	12.6	25,023
Installment Sales Finance	61,369	-42.3	22,080
Loans (Cash Advance)	300,261	-1.9	82,373
with Credit Card	173,189	-2.0	54,019
with Loan Card (Life Play Card)	125,332	-2.3	28,355
Other	1,738	64.1	-
Guarantee	78,037	-10.8	-
High Yield Product	26,304	-3.8	-
Low Yield Product	51,733	-14.0	-
Other	8,493	-1.5	-

2)チャネル展開(Marketing Channel)

年/決算月(Fiscal Year)			06/9	増減数(yoy)	07/3	増減数(yoy)	07/9	増減数(yoy)	2008/3(E)	増減数(yoy)
事業店舗数	(店)	Business Branches	286	*0*	183	*-105*	138	*-148*	139	*-44*
営業店舗		Branches	69	*0*	56	*-13*	11	*-58*	11	*-45*
ライフカード店		Life card (new concept branches)	13	*6*	12	*3*	12	*-1*	13	*1*
キャッシュプラザ		Cash Plaza	204	*-6*	115	*-95*	115	*-89*	115	*0*
有人		Staffed	103	*-11*	41	*-69*	41	*-62*	41	*0*
無人		Unstaffed	101	*5*	74	*-26*	74	*-27*	74	*0*
加盟店数	(社)	Member Merchant	99,659	*2,913*	101,575	*3,192*	103,790	*4,131*	106,053	*4,478*
新型保証提携数	(行)	Tie-up Banks (High Yield Product)	117	*9*	115	*1*	115	*-2*	125	*10*
正社員数(a)	(人)	N. of Employees (regularly payroll) (a)	1,975	*106*	1,886	*24*	1,506	*-469*	1,474	*-412*
非正社員数(b)	(人)	N. of Employees (temp.) (b)	1,806	*1*	1,743	*-103*	1,545	*-261*	1,529	*-214*
合計(a)+(b)	(人)	Total (a)+(b)	3,781	*107*	3,629	*-79*	3,051	*-730*	3,003	*-626*
非正社員比率(b)/(a+b)	(人)	Ratio of N. of Employees (b)／(a+b)	47.8	*-1.4*	48.0	*-1.8*	50.6	*2.9*	50.9	*2.9*

注:ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

2. ライフ損益の内訳 (Revenue and Expenses / LIFE)

営業債権ベース(Managed Asset Basis)

(百万円/¥ Million)

年/決算月(Fiscal Year)		06/9	増減率 (yoy%)	07/3	増減率 (yoy%)	07/9	営業収益比 (%)	増減率 (yoy%)	2008/3(E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	66,564	0.2	129,479	-3.3	61,867	100.0	-7.1	113,820	100.0	-12.1
割賦売掛金収益	Installment Receivable	14,116	-2.7	26,618	-9.7	11,342	18.3	-19.7	22,233	19.5	-16.5
総合斡旋	Credit Card Shopping	6,449	21.8	13,316	15.5	7,326	11.8	13.6	15,117	13.3	13.5
個品斡旋	Installment Sales Finance	7,659	-16.8	13,289	-25.9	4,011	6.5	-47.6	7,108	6.2	-46.5
その他	Other	6	-60.0	11	-59.3	3	0.0	-50.0	7	0.0	-36.4
営業貸付収益	Loans (Cash Advance)	46,605	2.7	91,342	0.0	44,983	72.7	-3.5	80,613	70.8	-11.7
カードキャッシング	with Credit Card	25,976	3.2	51,615	2.2	27,031	43.7	4.1	49,361	43.4	-4.4
キャッシュプラザ	with Loan Card (Life Play Card)	20,576	2.0	39,606	-2.8	17,869	28.9	-13.2	31,049	27.3	-21.6
その他融資	Other	52	173.7	120	179.1	82	0.1	57.7	202	0.2	68.3
信用保証収益	Guarantee	2,094	-1.1	4,134	-2.5	1,949	3.2	-6.9	3,844	3.4	-7.0
その他の金融収益	Other Financial Revenue	37	23.3	64	23.1	75	0.1	102.7	128	0.1	100.0
その他の営業収益	Other Operating Revenue	3,711	-15.8	7,319	-17.2	3,516	5.7	-5.3	7,000	6.2	-4.4
償却債権回収額	Bad Debt Recovery	960	-47.6	1,664	-52.9	694	1.1	-27.7	1,294	1.1	-22.2
その他の業務収入	Other	2,751	6.9	5,655	6.5	2,822	4.6	2.6	5,706	5.0	0.9
営業費用	Operating Expenses	60,418	10.1	148,559	36.2	56,846	91.9	-5.9	108,858	95.6	-26.7
金融費用	Financial Expenses	4,729	9.2	9,201	6.7	4,591	7.4	-2.9	10,102	8.9	9.8
貸倒関連費用	Credit Cost	24,599	17.6	68,944	76.5	22,959	37.1	-6.7	39,387	34.6	-42.9
利息返還関連費用	Return of overpayment Cost	965	-	11,435	-	2,142	3.5	122.0	5,334	4.7	-53.4
その他の営業費用	Other Operating Expenses (SG&A)	30,123	1.8	58,978	-3.9	27,151	43.9	-9.9	54,034	47.5	-8.4
広告宣伝費	Advertising Expenses	2,927	-9.9	5,587	-13.8	1,023	1.7	-65.0	1,915	1.7	-65.7
人件費	Salaries	8,434	1.8	16,427	-0.4	7,356	11.9	-12.8	14,336	12.6	-12.7
その他	Other	18,761	3.9	36,963	-3.7	18,771	30.3	0.1	37,782	33.2	2.2
販売費	Sales Cost	9,303	6.1	18,330	2.8	9,695	15.7	4.2	19,578	17.2	6.8
システム費	System Cost	4,288	4.6	8,649	-6.8	4,218	6.8	-1.6	8,157	7.2	-5.7
施設費	Rent Cost	2,007	8.2	4,008	6.9	1,862	3.0	-7.2	3,760	3.3	-6.2
管理費	Admin Cost	3,161	-5.2	5,975	-20.5	2,995	4.8	-5.3	6,285	5.5	5.2
営業利益	Operating Income	6,145	-46.9	-19,079	-	5,021	8.1	-18.3	4,961	4.4	-
営業外利益	Non-operating Income	66	-5.7	135	-13.5	48	0.1	-27.3	51	0.0	-62.2
営業外費用	Non-operating Expenses	6	-33.3	13	-27.8	12	0.0	100.0	12	0.0	-7.7
経常利益	Ordinary Income	6,205	-46.7	-18,957	-	5,056	8.2	-18.5	5,000	4.4	-
特別利益	Extraordinary Income	410	162.8	649	308.2	59	0.1	-85.6	59	0.1	-90.9
特別損失	Extraordinary Losses	3,174	5,190.0	9,613	668.4	121	0.2	-96.2	184	0.2	-98.1
税引前利益	Income before Income Taxes	3,441	-70.7	-27,921	-	4,995	8.1	45.2	4,875	4.3	-
法人税・住民税及び事業税	Income Taxes	776	683.8	4,918	2,759.3	608	1.0	-21.6	240	0.2	-95.1
法人税等調整額	Effect of a Tax Consequences	912	-	10,473	7.5	-797	-1.3	-	1,979	1.7	-81.1
当期純利益	Net Income	1,751	-74.5	-43,313	-	5,184	8.4	196.1	2,656	2.3	-

注: ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。
Note : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

2. ライフ損益の内訳 (Revenue and Expenses / LIFE)

会計ベース(On-Balance)

(百万円/¥ Million)

年/決算月(Fiscal Year)		06/9	増減率 (yoy%)	07/3	増減率 (yoy%)	07/9	営業収益比 (%)	増減率 (yoy%)	2008/3(E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	65,359	-0.3	127,425	-3.6	60,930	100.0	-6.8	112,062	100.0	-12.1
割賦売掛金収益	Installment Receivable	13,651	-3.0	25,719	-11.1	11,006	18.1	-19.4	21,797	19.5	-15.2
総合斡旋	Credit Card Shopping	6,195	23.4	12,754	13.1	7,111	11.7	14.8	14,859	13.3	16.5
個品斡旋	Installment Sales Finance	7,449	-17.5	12,954	-26.4	3,891	6.4	-47.8	6,929	6.2	-46.5
その他	Other	6	-60.0	11	-59.3	3	0.0	-50.0	7	0.0	-36.4
営業貸付収益	Loans (Cash Advance)	45,865	2.1	90,187	0.0	44,382	72.8	-3.2	79,291	70.8	-12.1
カードキャッシング	with Credit Card	25,582	2.8	51,034	2.6	26,685	43.8	4.3	48,579	43.4	-4.8
キャッシュプラザ	with Loan Card (Life Play Card)	20,230	1.2	39,032	-3.5	17,613	28.9	-12.9	30,509	27.2	-21.8
その他融資	Other	52	173.7	120	179.1	82	0.1	57.7	202	0.2	68.3
信用保証収益	Guarantee	2,094	-1.1	4,134	-2.5	1,949	3.2	-6.9	3,844	3.4	-7.0
その他の金融収益	Other Financial Revenue	37	23.3	64	23.1	75	0.1	102.7	128	0.1	100.0
その他の営業収益	Other Operating Revenue	3,711	-15.8	7,319	-17.2	3,516	5.8	-5.3	7,000	6.2	-4.4
償却債権回収額	Bad Debt Recovery	960	-47.6	1,664	-52.9	694	1.1	-27.7	1,294	1.2	-22.2
その他の業務収入	Other	2,751	6.9	5,655	6.5	2,822	4.6	2.6	5,706	5.1	0.9
営業費用	Operating Expenses	59,213	9.8	146,505	36.5	55,908	91.8	-5.6	107,100	95.6	-26.9
金融費用	Financial Expenses	3,524	2.7	7,147	3.0	3,654	6.0	3.7	8,344	7.4	16.7
貸倒関連費用	Credit Cost	24,599	17.6	68,944	76.5	22,959	37.7	-6.7	39,387	35.1	-42.9
利息返還関連費用	Return of overpayment Cost	965	-	11,435	-	2,142	3.5	122.0	5,334	4.8	-53.4
その他の営業費用	Other Operating Expenses (SG&A)	30,123	1.8	58,978	-3.9	27,151	44.6	-9.9	54,034	48.2	-8.4
広告宣伝費	Advertising Expenses	2,927	-9.9	5,587	-13.8	1,023	1.7	-65.0	1,915	1.7	-65.7
人件費	Salaries	8,434	1.8	16,427	-0.4	7,356	12.1	-12.8	14,336	12.8	-12.7
その他	Other	18,761	3.9	36,963	-3.7	18,771	30.8	0.1	37,782	33.7	2.2
販売費	Sales Cost	9,303	6.1	18,330	2.8	9,695	15.9	4.2	19,578	17.5	6.8
システム費	System Cost	4,288	4.6	8,649	-6.8	4,218	6.9	-1.6	8,157	7.3	-5.7
施設費	Rent Cost	2,007	8.2	4,008	6.9	1,862	3.1	-7.2	3,760	3.4	-6.2
管理費	Admin Cost	3,161	-5.2	5,975	-20.5	2,995	4.9	-5.3	6,285	5.6	5.2
営業利益	Operating Income	6,145	-46.9	-19,079	-	5,021	8.2	-18.3	4,961	4.4	-
営業外利益	Non-operating Income	66	-5.7	135	-13.5	48	0.1	-27.3	51	0.0	-62.2
営業外費用	Non-operating Expenses	6	-33.3	13	-27.8	12	0.0	100.0	12	0.0	-7.7
経常利益	Ordinary Income	6,205	-46.7	-18,957	-	5,056	8.3	-18.5	5,000	4.5	-
特別利益	Extraordinary Income	410	162.8	649	308.2	59	0.1	-85.6	59	0.1	-90.9
特別損失	Extraordinary Losses	3,174	5,190.0	9,613	668.4	121	0.2	-96.2	184	0.2	-98.1
税引前利益	Income before Income Taxes	3,441	-70.7	-27,921	-	4,995	8.2	45.2	4,875	4.4	-
法人税・住民税及び事業税	Income Taxes	776	683.8	4,918	2,759.3	608	1.0	-21.6	240	0.2	-95.1
法人税等調整額	Effect of a Tax Consequences	912	-	10,473	7.5	-797	-1.3	-	1,979	1.8	-81.1
当期純利益	Net Income	1,751	-74.5	-43,313	-	5,184	8.5	196.1	2,656	2.4	-

13. ライフ資金調達の状況 (Review of Funding / LIFE)

営業債権ベース(Managed Asset Basis)

1)形態別調達金額(Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

会計ベース (On-Balance)

年/決算月(Fiscal Year)		06/3	構成比(%)	06/9	構成比(%)	07/3	構成比(%)	07/9	構成比(%)	2008/3(E)	構成比(%)	会計ベース (On-Balance) 07/9	構成比(%)
借入金	Borrowings	320,524	58.8	317,111	60.4	342,872	69.6	314,359	66.3	-	-	314,359	96.9
都市銀行等	City Banks	34,818	6.4	34,048	6.5	33,364	6.8	32,680	6.9	-	-	32,680	10.1
信託銀行	Trust Banks	56,495	10.4	51,262	9.8	50,134	10.2	49,934	10.5	-	-	49,934	15.4
地方銀行・第二地方銀行	Regional Banks	48,510	8.9	56,961	10.8	51,515	10.5	42,430	8.9	-	-	42,430	13.1
系統金融機関	Cooperative Financial Ins.	43,375	8.0	50,962	9.7	49,524	10.0	49,730	10.5	-	-	49,730	15.3
生命保険会社	Life Insurance	2,899	0.5	1,599	0.3	776	0.2	170	0.0	-	-	170	0.1
損害保険会社	Non-Life Insurance	2,090	0.4	1,443	0.3	1,992	0.4	1,462	0.3	-	-	1,462	0.5
その他	Other	57,637	10.6	58,486	11.1	65,567	13.3	62,953	13.3	-	-	62,953	19.4
シンジケートローン	Syndicated Loan	4,700	0.9	2,350	0.4	-	-	-	-	-	-	-	-
アイフル	AIFUL	70,000	12.9	60,000	11.4	90,000	18.3	75,000	15.8	-	-	75,000	23.1
CP・社債等	CP and Bonds	224,154	41.2	207,895	39.6	149,963	30.4	159,792	33.7	-	-	10,000	3.1
流動化	ABS	189,154	34.7	177,895	33.9	139,963	28.4	149,792	31.6	-	-	-	-
CP	CP	25,000	4.6	20,000	3.8	-	-	-	-	-	-	-	-
普通社債	SB	10,000	1.8	10,000	1.9	10,000	2.0	10,000	2.1	-	-	10,000	3.1
合計	Total	544,678	100.0	525,006	100.0	492,835	100.0	474,151	100.0	460,611	100.0	324,359	100.0

2)長期・短期別調達金額(Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月(Fiscal Year)		06/3	構成比(%)	06/9	構成比(%)	07/3	構成比(%)	07/9	構成比(%)	2008/3(E)	構成比(%)	会計ベース (On-Balance) 07/9	構成比(%)
短期調達	Short-term Borrowings	84,900	15.6	89,550	17.1	74,970	15.2	70,770	14.9	72,810	15.8	70,770	21.8
短期借入	Borrowings	59,900	11.0	69,550	13.2	74,970	15.2	70,770	14.9	-	-	70,770	21.8
CP	CP	25,000	4.6	20,000	3.8	-	-	-	-	-	-	-	-
長期調達	Long-term Borrowings	459,778	84.4	435,456	82.9	417,865	84.8	403,381	85.1	387,801	84.2	253,589	78.2
固定金利借入	Fixed Rate	57,979	10.6	58,469	11.1	56,347	11.4	52,503	11.1	-	-	52,503	16.2
変動金利借入	Floating Rate	202,645	37.2	189,092	36.0	211,555	42.9	191,086	40.3	-	-	191,086	58.9
社債等(固定)	ABS (Fixed Bond)	161,782	29.7	140,748	26.8	120,532	24.5	98,488	20.8	-	-	10,000	3.1
普通社債	SB	10,000	1.8	10,000	1.9	10,000	2.0	10,000	2.1	-	-	10,000	3.1
流動化	ABS	151,782	27.9	130,748	24.9	110,532	22.4	88,488	18.7	-	-	-	-
社債等(変動)	ABS (Floating Bond)	37,372	6.9	47,146	9.0	29,430	6.0	61,303	12.9	-	-	-	-
流動化	ABS	37,372	6.9	47,146	9.0	29,430	6.0	61,303	12.9	-	-	-	-
キャップ	With Cap	37,372	6.9	27,146	5.2	29,430	6.0	61,303	12.9	-	-	-	-
合計	Total	544,678	100.0	525,006	100.0	492,835	100.0	474,151	100.0	460,611	100.0	324,359	100.0

3)調達金利(Funding Rate)

(%)

年/決算月(Fiscal Year)		06/3	06/9	07/3	07/9	2008/3(E)
調達金利	Funding Rate	1.40	1.47	1.67	1.77	2.21
間接	Indirect	1.78	1.81	1.98	2.12	-
直接	Direct	0.87	0.95	0.97	1.09	-

※調達金利＝末約定ベース平均残高金利　※Funding Rate= Interest Rate／Average Borrowing

(参考)

(%)

長期プライムレート	Long term prime rate	2.10	2.30	2.20	2.25	2.95

注: ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。
Note :The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

14. ライフ顧客属性(Customer Profile / LIFE)

(1)クレジットカード(Credit Card)

1)性別 (Sex)

(千件/Thousand)

年/決算月(Fiscal Year)		06/9	構成比(%)	07/3	構成比(%)	07/9	構成比(%)
新規顧客 (New Accounts)	男 性 (Male)	670	59.6	1,299	59.9	591	60.1
	女 性 (Female)	454	40.4	870	40.1	392	39.9
	合 計 (Total)	1,124	100.0	2,170	100.0	984	100.0
既存顧客 (Existing Accounts)	男 性 (Male)	7,770	57.5	8,040	57.4	8,298	57.4
	女 性 (Female)	5,741	42.5	5,961	42.6	6,166	42.6
	合 計 (Total)	13,511	100.0	14,002	100.0	14,465	100.0

2)年齢別 (Age)

(千件/Thousand)

年/決算月(Fiscal Year)	(才/Age)	06/9	構成比(%)	07/3	構成比(%)	07/9	構成比(%)
新規顧客 (New Accounts)	～ 19	6	0.6	8	0.4	6	0.6
	20 ～ 29	186	16.6	345	15.9	155	15.8
	30 ～ 39	232	20.7	438	20.2	184	18.7
	40 ～ 49	218	19.4	428	19.8	183	18.7
	50 ～ 59	228	20.3	448	20.6	204	20.7
	60 ～	252	22.5	500	23.1	250	25.4
	合 計 (Total)	1,124	100.0	2,170	100.0	984	100.0
既存顧客 (Existing Accounts)	～ 19	11	0.1	9	0.1	12	0.1
	20 ～ 29	1,036	7.7	1,058	7.6	1,070	7.4
	30 ～ 39	2,624	19.4	2,634	18.8	2,650	18.3
	40 ～ 49	2,956	21.9	3,045	21.8	3,128	21.6
	50 ～ 59	3,444	25.5	3,536	25.3	3,593	24.8
	60 ～	3,438	25.5	3,716	26.5	4,010	27.7
	合 計 (Total)	13,511	100.0	14,002	100.0	14,465	100.0

(2)ライフキャッシュプラザ(LIFE Cash Plaza)

1)性別 (Sex)

(千件/Thousand)

年/決算月(Fiscal Year)		06/9	構成比(%)	07/3	構成比(%)	07/9	構成比(%)
新規顧客 (New Accounts)	男 性 (Male)	15	65.6	30	61.2	9	56.3
	女 性 (Female)	8	34.4	19	38.8	7	43.7
	合 計 (Total)	23	100.0	49	100.0	16	100.0
既存顧客 (Existing Accounts)	男 性 (Male)	196	55.3	187	55.0	173	54.6
	女 性 (Female)	158	44.7	153	45.0	144	45.4
	合 計 (Total)	355	100.0	340	100.0	317	100.0

2)年齢別 (Age)

(千件/Thousand)

年/決算月(Fiscal Year)	(才/Age)	06/9	構成比(%)	07/3	構成比(%)	07/9	構成比(%)
新規顧客 (New Accounts)	20 ～ 29	6	26.8	12	25.2	4	24.6
	30 ～ 39	6	29.0	13	28.4	4	28.8
	40 ～ 49	5	21.2	11	23.3	4	24.5
	50 ～ 59	3	16.6	8	17.4	2	17.4
	60 ～	1	6.5	2	5.7	0	4.7
	合 計 (Total)	23	100.0	49	100.0	16	100.0
既存顧客 (Existing Accounts)	20 ～ 29	36	10.4	33	9.9	29	9.2
	30 ～ 39	91	25.8	85	25.2	77	24.6
	40 ～ 49	92	26.1	89	26.4	85	26.9
	50 ～ 59	88	24.8	84	24.9	78	24.8
	60 ～	45	12.8	46	13.6	46	14.6
	合 計 (Total)	355	100.0	340	100.0	317	100.0

5. ライフ貸倒&不良債権 (Credit Cost & NPL's / LIFE)

1)営業債権ベース／年間比較 (Write-off / Balance / YOY%)

(百万円/¥ Million

年/決算月(Fiscal Year)		06/9			07/3			07/9			2008/3(E)		
		償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio
合計	Total	20,108	753,769	2.67	44,498	717,884	6.20	28,048	670,800	4.18	48,139	644,238	7.4
増減率	yoy%	-2.4			19.4			39.5			8.2		
カード	Card	8,268	335,508	2.46	17,671	347,207	5.09	12,574	345,393	3.64	21,082	349,397	6.0
増減率	yoy%	7.2			20.9			52.1			19.3		
総合斡旋	Shopping	1,203	106,856	1.13	2,451	117,222	2.09	1,755	118,185	1.48	3,148	127,064	2.4
キャッシング	Cashing	7,064	228,652	3.09	15,220	229,984	6.62	10,818	227,208	4.76	17,933	222,333	8.0
個品斡旋	Installment Sales Finance	3,353	150,880	2.22	7,029	112,512	6.25	3,129	83,449	3.75	5,801	65,194	8.9
増減率	yoy%	19.5			31.1			-6.7			-17.5		
ﾗｲﾌｷｬｯｼｭﾌﾟﾗｻﾞ	Loan Card (Life Play Card)	6,978	170,209	4.10	15,302	164,880	9.28	10,741	153,687	6.99	18,048	141,150	12.7
増減率	yoy%	11.8			25.6			53.9			17.9		
支払承諾見返	Guarantee	924	65,247	1.42	1,799	62,836	2.86	1,221	59,235	2.06	2,299	61,744	3.7
増減率	yoy%	-7.6			-5.3			32.1			27.8		
住宅	Home Loan	219	30,951	0.71	478	29,133	1.64	144	27,373	0.53	310	24,728	1.2
増減率	yoy%	1.4			-29.2			-34.2			-35.1		
その他	Other	363	972	-	2,217	1,315	-	236	1,661	-	597	2,022	-
増減率	yoy%	-86.2			-12.3			-35.0			-73.1		
カード事故	Fraudulent Use of Credit Card	132	-	-	257	-	-	145	-	-	295	-	-
加盟店未精算金	Loss from Member Merchant Fraudulent	227	-	-	1,949	-	-	88	-	-	293	-	-
その他	Other	4	-	-	10	-	-	3	-	-	8	-	-

2)買上金額ベース／年間比較 (Write-off / Transaction Volume / YOY%)

(百万円/¥ Million

年/決算月(Fiscal Year)		06/9			07/3			07/9			2008/3(E)		
		償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio
総合斡旋	Shopping	1,203	265,858	0.45	2,451	561,299	0.44	1,755	311,820	0.56	3,148	647,965	0.4

注: ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

16. 事業者ローン2社の営業指標 （Review of Operation / Small Business Loan Subsidiaries）

営業債権ベース(Managed Asset Basis)

1)ビジネクスト(Businext / JV with Sumitomo Trust & Banking started April 2001)

年/決算月(Fiscal Year)		06/9	増減率(yoy%)	07/3	増減率(yoy%)	07/9	増減率(yoy%)	2008/3(E)	増減率(yoy%)
営業貸付金残高 (百万円)	Loans Outstanding (¥ Million)	80,165	34.1	82,328	12.6	83,078	3.6	85,806	4.2
口座数 (千件)	Customer Accounts (Thousand)	44	18.6	44	6.6	44	1.3	43	-2.3
一口座当たり残高 (千円)	Per Account (¥ Thousand)	1,808	13.1	1,830	5.7	1,850	2.3	1,972	7.8
新規顧客件数 (千件)	New Accounts (Thousand)	5	-30.5	9	-39.8	4	-20.2	6	-33.3
平均名目金利 ※ (%)	Average interest rate ※ (%)	14.9	*-0.1*	14.9	*-0.1*	14.8	*-0.1*	14.7	*-0.1*
貸倒償却率 (%)	Write off Ratio (%)	1.9	*0.2*	4.3	*1.4*	3.5	*1.6*	6.8	*2.6*
営業店舗数 (店)	Loan Business Branches	10	*3*	10	*3*	10	*0*	10	*0*
有人店舗	Staffed	10	*3*	10	*3*	10	*0*	10	*0*
無人店舗	Unstaffed	-	-	-	-	-	-	-	-
社員数 (人)	Number of Employees	91	*11*	101	*19*	119	*28*	124	*23*

注） 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

2)シティズ(City's / Acquisition : Oct 2002)

年/決算月(Fiscal Year)		06/9	増減率(yoy%)	07/3	増減率(yoy%)	07/9	増減率(yoy%)	2008/3(E)	増減率(yoy%)
営業貸付金残高 (百万円)	Loans Outstanding (¥ Million)	66,959	17.1	58,316	-14.1	54,894	-18.0	56,432	-3.2
口座数 (千件)	Customer Accounts (Thousand)	32	26.2	30	-4.9	28	-14.1	27	-10.0
一口座当たり残高 (千円)	Per Account (¥ Thousand)	2,034	-7.2	1,936	-9.6	1,941	-4.6	2,062	6.5
新規顧客件数 (千件)	New Accounts (Thousand)	3	-46.0	5	-66.4	1	-67.0	4	-20.0
平均名目金利 ※ (%)	Average interest rate ※ (%)	24.3	*-2.3*	23.7	*-1.7*	22.2	*-2.1*	21.9	*-1.8*
貸倒償却率 (%)	Write off Ratio (%)	0.9	*-0.1*	4.1	*2.2*	2.1	*1.2*	5.5	*1.4*
営業店舗数 (店)	Loan Business Branches	63	*6*	47	*-16*	47	*-16*	47	*0*
有人店舗	Staffed	63	*6*	47	*-16*	47	*-16*	47	*0*
無人店舗	Unstaffed	-	-	-	-	-	-	-	-
社員数 (人)	Number of Employees	769	*-25*	670	*-148*	477	*-292*	460	*-210*

注） 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

17. 事業者ローン2社の損益の内訳 (Revenue and Expenses / Small Business Loan Subsidiaries)

1)ビジネクスト(Businext / JV with Sumitomo Trust & Banking started April 2001)

(百万円/¥ Million)

年/決算月(Fiscal Year)		06/9		07/3		07/9			2008/3(E)		
			増減率(yoy%)		増減率(yoy%)		営業収益比(%)	増減率(yoy%)		営業収益比(%)	増減率(yoy%)
営業収益	Operating Revenue	5,493	42.6	11,159	29.2	5,694	100.0	3.7	11,468	100.0	2.8
営業貸付金利息	Interest Income	5,477	42.8	11,134	29.3	5,667	99.5	3.5	11,423	99.6	2.6
その他	Other	15	6.1	25	0.1	27	0.5	80.0	45	0.4	80.0
営業費用	Operating Expenses	4,860	49.0	10,036	41.2	5,970	104.8	22.8	11,434	99.7	13.9
金融費用	Financial Expenses	709	51.3	1,536	44.7	942	16.5	32.9	1,962	17.1	27.7
広告宣伝費	Advertising Expenses	430	12.9	910	12.5	356	6.3	-17.2	787	6.9	-13.5
貸倒費用	Credit Cost	2,649	67.6	5,392	54.3	3,558	62.5	34.3	6,396	55.8	18.6
人件費	Salaries	492	23.2	1,008	22.0	545	9.6	10.8	1,118	9.7	10.9
その他	Other	578	34.6	1,190	29.8	567	10.0	-1.9	1,170	10.2	-1.7
営業利益	Operating Income	633	7.2	1,122	-26.4	-276	-4.8	-	34	0.3	-97.0
営業外収益	Non-operating Income	0	-99.3	0	-95.6	9	0.2	-	-	-	-
営業外費用	Non-operating Expenses	-	-	-	-	-	-	-	-	-	-
経常利益	Ordinary Income	633	6.1	1,122	-26.8	-266	-4.7	-	34	0.3	-97.0
特別利益	Extraordinary Income	-	-	-	-	-	-	-	-	-	-
特別損失	Extraordinary Losses	0	-	2	-	-	-	-	-	-	-
税引前利益	Income before Income Taxes	633	6.1	1,120	-26.9	-266	-4.7	-	34	0.3	-97.0
法人税･住民税及び事業税	Income Taxes	754	19,880.0	1,528	1,629.3	196	3.4	-74.0	207	1.8	-86.5
法人税等調整額	Effect of a Tax Consequences	-494	-	-1,058	-	-307	-5.4	-	-196	-1.7	-
当期純利益	Net Income	373	-77.1	651	-73.1	-155	-2.7	-	23	0.2	-96.5

2)シティズ(City's / Acquisition : Oct 2002)

(百万円/¥ Million)

年/決算月(Fiscal Year)		06/9		07/3		07/9			2008/3(E)		
			増減率(yoy%)		増減率(yoy%)		営業収益比(%)	増減率(yoy%)		営業収益比(%)	増減率(yoy%)
営業収益	Operating Revenue	7,389	13.7	13,550	-3.2	5,022	100.0	-32.0	9,594	100.0	-29.2
営業貸付金利息	Interest Income	7,315	14.2	13,430	-2.7	4,953	98.6	-32.3	9,470	98.7	-29.5
その他	Other	73	-21.3	120	-36.6	68	1.4	-6.8	124	1.3	3.3
営業費用	Operating Expenses	5,588	-4.7	13,642	-1.7	6,082	121.1	8.8	10,734	111.9	-21.3
金融費用	Financial Expenses	410	36.6	775	14.9	348	6.9	-15.1	706	7.4	-8.9
広告宣伝費	Advertising Expenses	98	-24.4	192	-39.2	94	1.9	-4.1	236	2.5	22.9
貸倒費用	Credit Cost	791	-22.8	4,470	19.5	2,375	47.3	200.3	4,082	42.5	-8.7
人件費	Salaries	3,189	4.7	5,372	-13.0	1,587	31.6	-50.2	3,163	33.0	-41.1
その他	Other	1,098	-19.2	2,831	-4.5	1,676	33.4	52.6	2,546	26.5	-10.1
営業利益	Operating Income	1,801	182.4	-91	-	-1,060	-21.1	-	-1,139	-11.9	-
営業外収益	Non-operating Income	23	251.9	50	358.7	8	0.2	-65.2	8	0.1	-84.0
営業外費用	Non-operating Expenses	2	-7.6	10	32.3	0	0.0	-	3	0.0	-70.0
経常利益	Ordinary Income	1,822	184.0	-51	-	-1,051	-20.9	-	-1,134	-11.8	-
特別利益	Extraordinary Income	-	-	-	-	1	0.0	-	1	0.0	-
特別損失	Extraordinary Losses	869	1,332.0	1,776	1,964.3	27	0.5	-96.9	46	0.5	-97.4
税引前利益	Income before Income Taxes	952	63.9	-1,828	-	-1,076	-21.4	-	-1,178	-12.3	-
法人税･住民税及び事業税	Income Taxes	949	220.7	1,465	167.1	241	4.8	-74.6	118	1.2	-91.9
法人税等調整額	Effect of a Tax Consequences	-542	-	28	-	-	-	-	166	1.7	492.9
当期純利益	Net Income	545	63.5	-3,322	-	-1,318	-26.2	-	-1,464	-15.3	-

18. グループ経営一覧表 (Group Management)

(百万円/¥ Million)

		06/9	増減率(yoy%)	07/3	増減率(yoy%)	07/9	構成比(%)	増減率(yoy%)	2008/3(E)	構成比(%)	増減率(yoy%)
営業債権残高合計 ※1	Total Receivable Outstanding ※1	2,563,501	-1.8	2,369,585	-11.6	2,159,949	100.0	-15.7	2,017,410	100.0	-14.9
アイフル	Aiful	1,490,242	-3.7	1,361,303	-13.7	1,227,715	56.8	-17.6	1,128,446	55.9	-17.1
ライフ	Life	753,769	-2.1	717,884	-7.9	670,800	31.1	-11.0	644,238	31.9	-10.3
ビジネクスト	Businext	80,165	34.1	82,328	12.6	83,078	3.8	3.6	85,806	4.3	4.2
シティズ	City's	66,959	17.1	58,316	-14.1	54,894	2.5	-18.0	56,432	2.8	-3.2
ワイド	Wide	92,716	-6.1	80,953	-19.0	66,294	3.1	-28.5	55,678	2.8	-31.2
トライト	Tryto	62,584	1.2	54,954	-17.4	45,666	2.1	-27.0	37,276	1.8	-32.2
営業収益 ※2	Total Operating Revenue ※2	262,283	-3.9	499,031	-9.2	216,502	100.0	-17.5	403,644	100.0	-19.1
アイフル	Aiful	159,524	-7.6	300,755	-12.4	125,211	57.8	-21.5	235,055	58.2	-21.8
ライフ	Life	65,359	-0.3	127,425	-3.6	60,930	28.1	-6.8	112,062	27.8	-12.1
ビジネクスト	Businext	5,493	42.6	11,159	29.2	5,694	2.6	3.7	11,468	2.8	2.8
シティズ	City's	7,389	13.7	13,550	-3.2	5,022	2.3	-32.0	9,594	2.4	-29.2
ワイド	Wide	12,080	-4.0	22,664	-10.3	8,539	3.9	-29.3	15,293	3.8	-32.5
トライト	Tryto	8,121	2.2	15,000	-7.6	5,675	2.6	-30.1	10,314	2.6	-31.2
経常利益 ※2	Total Ordinary Income ※2	28,115	-62.9	-163,092	-	21,504	100.0	-23.5	32,000	100.0	-
アイフル	Aiful	22,283	-62.7	-101,225	-	13,163	61.2	-40.9	20,000	62.5	-
ライフ	Life	6,205	-46.7	-18,957	-	5,056	23.5	-18.5	5,000	15.6	-
ビジネクスト	Businext	633	6.1	1,122	-26.8	-266	-1.2	-	34	0.1	-97.0
シティズ	City's	1,822	184.0	-51	-	-1,051	-4.9	-	-1,134	-3.5	-
ワイド	Wide	-1,206	-	-18,366	-	4,234	19.7	-	7,855	24.5	-
トライト	Tryto	613	-69.0	-15,537	-	338	1.6	-44.9	2,898	9.1	-
当期純利益 ※2	Total Net Income ※2	-179,564	-	-411,250	-	21,475	100.0	-	32,133	100.0	-
アイフル	Aiful	-159,647	-	-359,399	-	18,409	85.7	-	32,454	101.0	-
ライフ	Life	1,751	-74.5	-43,313	-	5,184	24.1	196.1	2,656	8.3	-
ビジネクスト	Businext	373	-77.1	651	-73.1	-155	-0.7	-	23	0.1	-96.5
シティズ	City's	545	63.5	-3,322	-	-1,318	-6.1	-	-1,464	-4.6	-
ワイド	Wide	-13,554	-	-35,040	-	4,216	19.6	-	7,795	24.3	-
トライト	Tryto	-6,677	-	-24,465	-	518	2.4	-	2,907	9.0	-

※1 営業債権ベース (Managed Asset Basis)

※2 会計ベース (On-Balance)

19. 消費者金融業界動向(Overview of Consumer Credit Industry)

(1)自己破産申請件数の推移 (Trend of Personal Bankruptcy in Japan)

○1997年～2007年8月推移(Number of Petitions 1997-Aug 2007)

暦年	1997年	1998年	1999年	2000年	2001年	2002年	2003年	2004年	2005年	2006年	2007年 (8M)	1月	2月	3月	4月	5月	6月	7月	8月
件数	71,299	103,803	122,741	139,281	160,419	214,633	242,377	211,402	184,294	165,917	98,693	9,381	12,432	13,728	12,737	12,404	13,354	12,598	12,059
yoy	26.2%	45.6%	18.2%	13.5%	15.2%	33.8%	12.9%	-12.8%	-12.8%	-10.0%	-10.8%	-10.5%	-13.4%	-14.2%	-10.9%	-6.7%	-11.5%	-6.6%	-11.3%

(2)形態別信用供与残高(Consumer Credit Balance)

(億円/¥ 100Million)

	消費者信用全体 Consumer Credit Total	伸び率(yoy%)	販売信用(ショッピング) Credit Sales (Shopping)	伸び率(yoy%)	クレジットカード Credit Card	伸び率(yoy%)	個品割賦 Installment Credit	伸び率(yoy%)	消費者金融 Consumer Finance	伸び率(yoy%)	預貯金担保 Deposited Collateral	伸び率(yoy%)	消費者ローン計 Consumer Loans	伸び率(yoy%)	銀行等金融機関 Banks & Other Financial Institutions	伸び率(yoy%)	消費者金融会社 Consumer Finance Companies	伸び率(yoy%)	信販・カード会社等 Credit Sales & Credit Card Companies etc.	伸び率(yoy%)
1996年	752,407	0.6	182,892	3.2	27,875	12.0	155,017	1.8	569,515	-0.2	195,480	-1.7	374,035	0.5	262,502	-3.7	59,634	14.5	51,899	9.4
1997年	743,335	-1.2	182,621	-0.1	28,927	3.8	153,694	-0.9	560,714	-1.5	187,847	-3.9	372,867	-0.3	251,897	-4.0	65,179	9.3	55,791	7.5
1998年	709,823	-4.5	171,535	-6.1	29,852	3.2	141,683	-7.8	538,288	-4.0	182,329	-2.9	355,959	-4.5	231,478	-8.1	71,371	9.5	53,110	-4.8
1999年	668,243	-5.9	163,518	-4.7	31,018	3.9	132,500	-6.5	504,725	-6.2	153,514	-15.8	351,211	-1.3	217,957	-5.8	78,586	10.1	54,668	2.9
2000年	652,247	-2.4	159,639	-2.4	32,735	5.5	126,907	-4.2	492,608	-2.4	135,988	-11.4	356,620	1.5	210,091	-3.6	88,489	12.6	58,040	6.2
2001年	635,927	-2.5	153,683	-3.7	33,649	2.8	120,034	-5.4	482,244	-2.1	123,727	-9.0	358,517	0.5	199,793	-4.9	96,918	9.5	61,806	6.5
2002年	607,750	-4.4	148,353	-3.5	35,675	6.0	112,678	-6.1	459,397	-4.7	106,548	-13.9	352,849	-1.6	185,566	-7.1	102,357	5.6	64,926	5.1
2003年	595,118	-2.1	148,316	0.0	38,672	8.4	109,644	-2.7	446,802	-2.7	100,310	-5.9	346,492	-1.8	178,987	-3.5	101,755	-0.6	65,750	1.3
2004年	582,415	-2.1	147,711	-0.4	41,210	6.6	106,501	-2.9	434,704	-2.7	89,705	-10.6	344,999	-0.4	176,795	-1.2	101,571	-0.2	66,633	1.3
2005年	559,394	-4.0	150,394	1.8	45,389	10.1	105,005	-1.4	409,000	-5.9	78,529	-12.5	330,471	-4.2	166,273	-6.0	98,862	-2.7	65,336	-1.9

出所:(社)日本クレジット産業協会「消費者信用市場統計」 Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

(3)形態別信用供与額(Consumer Credit Provided)

(億円/¥ 100Million)

	消費者信用全体 Consumer Credit Total	伸び率(yoy%)	販売信用(ショッピング) Credit Sales (Shopping)	伸び率(yoy%)	クレジットカード Credit Card	伸び率(yoy%)	個品割賦 Installment Credit	伸び率(yoy%)	消費者金融 Consumer Finance	伸び率(yoy%)	預貯金担保 Deposited Collateral	伸び率(yoy%)	消費者ローン計 Consumer Loans	伸び率(yoy%)	銀行等金融機関 Banks & Other Financial Institutions	伸び率(yoy%)	消費者金融会社 Consumer Finance Companies	伸び率(yoy%)	信販・カード会社等 Credit Sales & Credit Card Companies etc.	伸び率(yoy%)
1996年	756,177	3.8	322,020	7.1	167,531	14.0	154,489	0.5	434,157	1.4	213,635	-1.6	220,522	4.6	58,544	-7.1	75,886	14.8	86,092	5.3
1997年	765,205	1.2	330,416	2.6	181,238	8.2	149,178	-3.4	434,789	0.1	204,712	-4.2	230,077	4.3	55,521	-5.2	83,550	10.1	91,006	5.7
1998年	760,811	-0.6	330,469	0.0	190,131	4.9	140,338	-5.9	430,342	-1.0	198,242	-3.2	232,100	0.9	49,343	-11.1	91,404	9.4	91,353	0.4
1999年	731,252	-3.9	332,667	0.7	201,511	6.0	131,156	-6.5	398,585	-7.4	169,916	-14.3	228,669	-1.5	39,788	-19.4	94,966	3.9	93,915	2.8
2000年	735,868	0.6	346,490	4.2	217,920	8.1	128,570	-2.0	389,378	-2.3	153,328	-9.8	236,050	3.2	41,126	3.4	99,811	5.1	95,113	1.3
2001年	740,963	0.7	355,015	2.5	232,739	6.8	122,276	-4.9	385,948	-0.9	139,232	-9.2	246,716	4.5	39,858	-3.1	106,327	6.5	100,531	5.7
2002年	728,225	-1.7	363,459	2.4	246,790	6.0	116,669	-4.6	364,766	-5.5	120,080	-13.8	244,656	-0.8	40,448	1.5	101,917	-4.1	102,291	1.8
2003年	730,147	0.3	379,301	4.4	265,819	7.7	113,482	-2.7	350,846	-3.8	112,682	-6.2	238,164	-2.7	39,461	-2.4	97,507	-4.3	101,196	-1.1
2004年	741,417	1.5	401,945	6.0	291,611	9.7	110,334	-2.8	339,472	-3.2	101,822	-9.6	237,650	-0.2	33,005	-16.4	102,845	5.5	101,800	0.6
2005年	765,056	3.2	430,347	7.1	321,701	10.3	108,646	-1.5	334,709	-1.4	89,446	-12.2	245,263	3.2	40,458	22.6	104,194	1.3	100,611	-1.2

出所:(社)日本クレジット産業協会「消費者信用市場統計」 Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

EXHIBIT 6

AIFUL Corporation
Press Release

November 19, 2007

AIFUL Changes Responsibilities of Some Executive Officers

KYOTO — AIFUL Corporation has announced that a meeting of its board of directors held November 19, 2007, approved the following changes in the responsibilities of certain executive officers.

Changes in responsibilities (Effective November 19, 2007)

Name	New position	Current position
Shintaro Hashima	Director Senior Executive Officer Senior General Manager, Information Systems Division, concurrently overseeing General Affairs Department and Legal Department	Director Senior Executive Officer overseeing General Affairs Department and Legal Department
Masami Munetake	Director Executive Officer Senior General Manager, Personnel Division, concurrently overseeing Compliance Monitoring Department	Director Executive Officer Senior General Manager, Personnel Division
Hiroshi Abe	Director	Director Executive Officer Senior General Manager, Information Systems Division, concurrently overseeing Compliance Monitoring Department

AIFUL Corporation
Headquarters: 381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President: Yoshitaka Fukuda
Stock code: 8515
Exchanges: TSE 1st Section; OSE 1st Section
Fiscal year: Ending March 31
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
Telephone: (03) 4503-6050 (Public Relations)
(03) 4503-6100 (Investor Relations)

EXHIBIT 7

AIFUL Corporation
Press Release

December 25, 2007

AIFUL Announces Change of Organization Name

KYOTO — AIFUL Corporation has announced that a meeting of its board of directors held today approved the following change of an organization name.

Organization name change as of January 1, 2008 (please see attached organization chart):

AIFUL's current Inspection Department will be renamed the Internal Auditing Department. This is part of its efforts to prepare for building an internal system that is compliant with the new evaluation of internal controls concerning financial reporting (J-SOX) which will start in Japan in April 2008. Due to this change of a department name, the following personnel changes will also be effective on the same date.

Name	New position	Former position
Itaru Sato	Executive Officer overseeing Credit Assessment Department and Internal Auditing Department, General Manager, Credit Assessment Department	Executive Officer overseeing Credit Assessment Department and Inspection Department, General Manager, Credit Assessment Department
Shoji Nakayama	General Manager, Internal Auditing Department	General Manager, Inspection Department

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 4503-6100 (Investor Relations)

AIFUL Corporation Organization Chart (As of January 1, 2008)


General Meeting of Shareholders
Board of Auditors
Auditor's Office
Board of Directors
Risk Management Committee
Compliance Committee
President
Management Planning Division
Management Planning Department
Corporate Management Department
Business Development Department
Guarantee Business Department
Marketing Department
Finance Division
Finance Department
Investor Relations Office
Public Relations Department
Coordination Department
Information Systems Division
Next Generation Systems Office
Information Systems Development Department
Information Systems Operating Department
General Affairs Department
Compliance Monitoring Department
Legal Department
Accounting Department
Personnel Division
Personnel Department
Training Department
Credit Assessment Department
Internal Auditing Department
Loan Business Division
Loan Business Planning and Promotion Department
East Japan Contact Center
West Japan Contact Center
East Japan Loan Business Department
Kanto Loan Business Department
Tokyo Koshinetsu Loan Business Department
Chubu Loan Business Department
Kinki Loan Business Department
Chugoku-Shikoku Loan Business Department
Kyushu Loan Business Department
Credit Management Division
East Japan Counseling Center
West Japan Counseling Center
East Japan Loan Recovery Department
West Japan Loan Recovery Department
Secured Loan Management Department
Assistance Center

EXHIBIT 8

AIFUL Corporation
Press Release

December 27, 2007

AIFUL Issues New Update on Strengthening of Compliance Structure

KYOTO — AIFUL Corporation has issued a new update on its efforts to strengthen its compliance structure and revise its internal regulations, systems, organizations and employee education programs in efforts to prevent recurrence of any legal violations. The progress that AIFUL has made since the previous announcement on September 21, 2007 is summarized below. Underlined texts indicate the current status of the initiatives the company has implemented thus far as well as new initiatives.

1. Increasing the Group's Auditing Capacity

To strengthen auditing systems, AIFUL and the AIFUL Group abolished the Management Planning Division's Group Audit Department on October 1, 2007, and established a new organization, the Auditor's Office, to support auditors in the performance of their functions.

2. Revision of Internal Regulations

AIFUL has made its internal rules even more rigorous, tightening up its regulations relating to loan and agreement practices and debt collection practices. Specific steps taken include:

- Changes to telephone calling regulations
- Review of credit assessment procedures
- Formulation of the Loans Code of Conduct to clarify prohibited practices when concluding loans and agreements
- Tightening of age limitations on loans
- Introduction of approval by Credit Assessment Department for flow of operations in reissue of credit cards
- Tightening of the screening criteria for home equity loans
- Total abolition of letters of attorney for obtaining documents from government offices
- Tightening of the rules when providing product information to customers
- Tightening of rules on telephone calls and dispatch of debt collection documents.

3. System Construction

AIFUL has built the system described below, adhering to the customer-first principle.

<Omitted display of telephone number in work telephone number column>
In order to eliminate telephone calls placed accidentally to the workplaces of customers, work telephone numbers are no longer displayed on terminals for the management of debt collection.

<Recording progress of negotiations>
AIFUL has rebuilt its system for inputting the progress of negotiations with the aim of improving accuracy, such as by expanding the number of input characters.

<Building highly reliable web-based services>
To deliver enhanced security and convenience when customers use AIFUL's web site to apply for services, or when AIFUL members use member services via the web site, AIFUL has become the first in Japan's consumer finance industry to adopt the mobile phone-compatible "Global Server ID EV for Mobile" EV SSL certificate.

4. Thorough Employee Guidance and Training

In addition to its focus on customers, AIFUL has been making even more exhaustive efforts in employee guidance and training, including those outlined below, in order to foster a corporate culture that values compliance even more.

<Held study sessions on Japan's Money Lending Business Control Law>
As a last step in preparation for the implementation of the Money Lending Business Control Law that became effective on December 19, 2007, a four-day study session on the law was held from December 10 to 13 for the senior general managers, the general managers of all loan business departments, and the managers, assistant managers and branch managers of all centers and branches. The study session covered topics including the structure of the law, the significance of the revision of the law, internal control systems, changes mandated by the law, and self-regulation. Attendees were later tested on the material. In addition, assistant managers and branch managers held study sessions and tests at all loan business departments and centers.

<Strengthened telephone service monitoring>
AIFUL has increased the frequency of telephone service monitoring, aiming to further improve the quality of its phone-based services. In the eight months from April to November 2007, the company monitored a total of 67,679 calls involving 1,493 employees at its counseling centers, secured loan management department and the assistance center, a total of 5,283 calls involving 317 employees at its toll-free customer service department, Heartful Center, and a total of 3,548 calls involving 281 employees at its customer center, which is responsible for ATM applications. Moreover, the company has also carried out monitoring for a total of 9,552 calls involving 886 employees at all of its loan business offices. Looking to the future, AIFUL will continue this monitoring with the objectives of raising the quality of customer service and ensuring total compliance.

<Held compliance training sessions at all branches>
From May 8 to 10, 2006, AIFUL ran training sessions for all employees to raise awareness about legal compliance. In addition, since July 2006, the company has designated the fifth business day of each month as a compliance day when all employees participate in training sessions with standardized content.

Apart from this, AIFUL ran a total of 826 study sessions, which were held by the managers of loan offices during the eight-month period from April to November 2007, on such areas as compliance, legislation, and service.

<Introduced new qualification system to ensure complete penetration of a compliance mindset>
The company has made the acquisition of the Law and Regulations Manager Certification (in-house qualification), Compliance Officer Certification (external qualification), and the Personal Information Protection Officer Certification (external qualification) conditions for promotion to management positions. In addition, currently serving managers are required to obtain these qualifications.

To sum up results to date, 219 employees passed the Compliance Officer Certification exam held on September 9, 2007, bringing the overall number of employees who have acquired certification to 1,899. The number of employees who have passed the Personal Information Protection Officer Certification exam stands at 2,184, unchanged since the previous report.

Moreover, the company implemented the Law and Regulations Manager Certification (in-house qualification), which mainly includes Japan's revised Money Lending Business Control and Regulation Law, data handling, and in-house regulations for all assistant branch managers (section chiefs), supervisors, and all loan office leaders and higher ranking positions in March 2007. The total number of employees who have acquired the qualification is now 1,240.

<Introduced operations manager system>
AIFUL has introduced Operations Manager Certification (in-house qualification) for employees at all branches and call centers who have contact with customers through loan and debt collection services with the aim of ensuring they acquire the necessary legal knowledge and business expertise for each service conducted.

Examinations have been held for the Credit Product Handling Operations Certification, the Secured Product Handling Operations Certification, and the Counseling Operations Certification for loan office employees, and the Counseling Operations Certification and the Inbound Operations Certification for employees in specialist debt collection departments and counseling centers. Thirty seven employees newly acquired the qualification in this round, bringing the total number of employees who have acquired it to 5,931.

<Implementation of in-house counseling education>
AIFUL has launched counselor training for staff working in debt collection departments. The aim is to enable employees to go beyond mere debt collection duties to also give money management counseling and help resolve customer issues.

AIFUL's training department and an outside consulting company jointly formulated a training curriculum, and carried out training at the departments specializing in debt collection in East and West Japan. A total of 552 employees have completed training—249 in East Japan and 303 in West Japan. AIFUL is planning for all employees at the East and West Japan Counseling Centers to have completed training by March 2008.

In parallel with this, starting December, AIFUL has conducted counselor training programs for the East and West Japan Loan Recovery Departments.

<Revised AIFUL Group Handbook and provided new compliance tools>
The company originally distributed the *AIFUL GROUP HANDBOOK* to Group employees on August 31, 2006. With the establishment of its new management philosophy and the formulation of regulations and general rules, the company made a major revision to the *AIFUL GROUP HANDBOOK* and distributed the handbook again on August 20, 2007.

Moreover, with the aim of further increasing awareness of the new management philosophy, regulations and general rules, the company is distributing a philosophy card that employees can carry for easy reference. The company has also distributed tabletop stands and philosophy stickers to increase opportunities for all employees to access the philosophy, guidelines and general rules. The company has posted the declarations and pledges of its new management philosophy on its website and worked to increase recognition of this new commitment outside the company.

5. Strengthening and Expansion of In-house Checking Structures

<Reviewed and strengthened Inspection Department structures>
AIFUL has revised all the inspection requirements for the Inspection Department by better aligning the items for inspection with the key categories of Financial Services Agency inspections since April 1, 2006. At the same time, the regular inspection cycle for all branches, which was previously 12 months, has been shortened to six months.

Since April 2007, AIFUL has conducted even stricter regular inspections than in the previous term, including checks from the perspective of the Money Lending Business Restriction Law and detection of irregularities, and checks of accounting, personal data management and unstaffed offices. As of September 30, 2007, all 231 targeted sites had been inspected. In addition, AIFUL has, since October, been conducting a second round of regular inspections for this year. As of November 30, 55 of the 239 targeted sites had received a second inspection.

<Compliance Monitoring Department conducted on-site checks of compliance>
In June 2007, AIFUL established an On-Site Compliance Section within the Compliance Monitoring Department with the aim of strengthening internal compliance management at all loan offices, contact centers, and the Credit Management Division. As of November 30, the On-Site Compliance Section had conducted inspections at 27 locations nationwide.

The On-Site Compliance Section seeks to identify risk-prone areas that might disadvantage customers in any way, inspects for latent risks, and conducts operational improvement, guidance, and training on site to increase knowledge and awareness of compliance issues.

The On-Site Compliance Section also provides training and follow up for the Compliance Officers that are stationed at sites nationwide, in an effort to build an organizational framework that minimizes risk.

<Monitoring and checking functions for branches>
The 476 staffed branches as of April 1, 2006 were reduced to 101 branches as of April 1, 2007 through closures and amalgamations. AIFUL has appointed a permanent branch manager and assistant branch manager to be the responsible parties at each of the 101 branches, strengthening the monitoring and checking functions for employees compared with the past.

Furthermore, in a new strategy, the company has assigned a Compliance Officer to all departments since May 2007 with the aim of correcting and improving inadequacies and strengthening the self-rectification function of each department.

The Compliance Officers conduct checks on loan ledgers, branch management, the handling of personal information, and security based on reports to check operations, and they provide reports to the Compliance Monitoring Department every month. Moreover, they carry out interviews with employees on such areas as whether abuse of workplace authority, sexual harassment and other labor-management problems are taking place based on a work environment check list, and they provide a report to the Compliance Monitoring Department every month.

6. Enhancement of Compliance Structures

<Compliance audit implemented by external organization>
AIFUL has concluded a legal consulting agreement with Nakajima Transactional Law Office (representative attorney: Shigeru Nakajima) for the period from July 2006 to the end of March 2007. Mr. Nakajima has an extensive track record in the fields of compliance and corporate crisis management, and AIFUL is receiving advice and support aimed at preventing any recurrence of the company's legal violations and establishing solid compliance structures.

In addition, AFIUL requested a consulting company to undertake an internal audit, which that company has now completed, identifying issues relating to a variety of areas such as organization and structures, human resources, and corporate culture.

AIFUL has decided to continue the consulting agreement with Nakajima Transactional Law Office until March 31, 2008 in order to further consolidate the compliance structure.

7. Revision of Personnel Evaluation System

<Elimination of excessively target-driven management system>
The company-wide target management system based on performance targets was eliminated at all loan offices and call centers as of April 2006.

<Added requirements for appointment to assistant branch manager and leader positions>
The company has added acquisition of the qualification for a Lending Operations Manager specified in the Money Lending Business Restriction Law to the requirements for appointment as assistant branch manager, supervisor and leader.

As of November 30, 2007, the number of employees who successfully completed the Loan Operations Manager training stood at 1,774.

8. Establishment of Other Internal Structures

<Complete centralization of debt recovery operations>
AIFUL completed the full centralization of all debt recovery operations with the aim of preventing problems and ensuring thorough compliance in April 2006.

<Implementation of compliance commendations>
The company has set up Inspection Commendations as a system to commend departments that have an outstanding track record on compliance, with the aim of facilitating the establishment of a corporate culture that prioritizes compliance with laws and regulations.

Looking to the future, AIFUL will continue to be united in efforts to establish a firm compliance structure, and will also continue to report on the status of progress of these revisions.

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 4503-6100 (Investor Relations)

EXHIBIT9

(Brief Description in English)

Corporate Governance Report dated October 1, 2007

Under the Listing Rule and the Timely Disclosure Regulation of the Tokyo Stock Exchange, Inc. ("TSE"), AIFUL CORPORATION (the "Company") is required to file with TSE, a Corporate Governance Report. A Corporate Governance Report filed by the Company is made public by TSE under its applicable rules and regulations.

The information contained in the above-referenced Corporate Governance Report includes, *inter alia*, information concerning the corporate governance of the Company, such as the framework of its corporate governance, major shareholders, management, policies applicable to its stakeholders and the framework of its internal control system.

EXHIBIT 10

Document available for public inspection by investors

Corporate Structure and Procedures Regarding
Timely Disclosure of Corporate Information
(Document attached to the Written Oath Regarding Timely Disclosure)

November 28, 2007

AIFUL CORPORATION
(Securities Code: 8515, 1st Section, Tokyo Stock Exchange)
(or Tokyo Stock Exchange, Mothers Section)

Our corporate structure and procedures regarding the timely disclosure of corporate information are as follows:

Description

1. Our Basic Position regarding the Timely Disclosure

AIFUL Corporation (the "Company") is conducting the business activity under the corporate philosophy "Earn the support of the public with sincerity and hard work", to obtain support from all stakeholders such as investors, etc. including customers and shareholders.
The Company considers the timely disclosure to be significant to accomplish such corporate philosophy, and has established the organization system, information cooperation system and information management system in order to make the timely and appropriate information disclosure of the corporate information.

2. Condition of the Corporate Structure, etc. regarding the Timely Disclosure

Based on our basic position regarding the timely disclosure, the Company collects and manages the facts or account settlement information which have material impact on the judgment of investment, and in order to make the timely and appropriate disclosure, provides for the "regulations on information management" and "regulations against insider trading", etc., and carries out such collection, management and provision by the following corporate structure.

• In case of disaster, after the occurrence of certain events, the Company will establish the Disaster Countermeasures Division and collect the relevant information, and establish the system to make the timely and appropriate information disclosure in close collaboration with each related unit focusing on the Disaster Countermeasures Division.

• With respect to the information regarding the accounts settlement, the Accounting Department collects the account settlement information from each unit and each group company, and prepares the disclosure materials. Also, in the process of preparation of the disclosure materials, the Company establishes separate organization systems which are accounting functions (Accounting Department) and management accounting functions (Management Planning Department) other than the prescribed verification

procedures, and the accounting audit in accordance with the Company Law and the Financial Instruments and Exchange Law, and has a double-checking process.
Furthermore, the Company establishes the system to prepare the accurate disclosure materials, which follows the Timely Disclosure Regulation of the Tokyo Stock Exchange, such as including the confirmation from the related units of the Investor Relations Office, Public Relations Department, Legal Department and Management Planning Department.

- The material information and material facts of the Company and each group company collected by the above measures are submitted or reported to the meeting of the Board of Directors held every month, in principle (or held from time to time when needed). Also, with respect to the information including the determined facts resolved at the meeting of the Board of Directors, considering the consultation with each related unit by the Information Management Office, under the direction of the director in charge of the Legal Department who is the information control officer, the Company promptly judges the necessity of the timely disclosure of the information which seems to have a material impact on the judgment of investment as well as makes the judgment as to whether such information falls under a disclosure item provided for in the Timely Disclosure Regulation of the Tokyo Stock Exchange.

- With respect to the information which is judged to be subject to the timely disclosure, the Legal Department, Public Relations Department and Investor Relations Office make timely disclosure by press releases, publication on the Company's homepage and by registration on the TDnet (Timely Disclosure network).

- End of Document -

Exhibit

Corporate Structure and Procedures


Each Group Company
Presiding Department of information or director in charge
fact regarding the decision
fact regarding the occurrence
information regarding the accounts settlement
Reporting
Reporting
AIFUL CORPORATION
fact regarding the occurrence
information regarding the accounts settlement
Reporting
Reporting
Reporting
Finance Division
Disaster Countermeasures Division
General Affairs Department
Information Systems Division
Accounting Department
Reporting
Management Planning Division
Information Management Office・Risk Management Committee ・Corporate Management Department (Management of each group company)
collaboration
Submitting and reporting
Submitting and reporting
the meeting of the Board of Director (President and CEO)
fact regarding the decision
fact regarding the occurrence
information regarding the accounts settlement
Audit by the Auditors
Resolution
Public Relations Department
Legal Department (Information Control Officer)
Investor Relations Office
Information Disclosure (TDnet・press release・publication on the homepage)

Document available for public inspection by investors

Corporate Structure and Procedures Regarding
Timely Disclosure of Corporate Information
(Document attached to the Written Oath Regarding Timely Disclosure)

November 28, 2007

AIFUL CORPORATION
(Securities Code: 8515, 1st Section, Osaka Securities Exchange S, G)

Our corporate structure and procedures regarding the timely disclosure of corporate information are as follows:

Description

1. Our Basic Position regarding the Timely Disclosure

AIFUL Corporation (the "Company") is conducting the business activity under the corporate philosophy "Earn the support of the public with sincerity and hard work", to obtain support from all stakeholders such as investors, etc. including customers and shareholders.
The Company considers the timely disclosure to be significant to accomplish such corporate philosophy, and has established the organization system, information cooperation system and information management system in order to make the timely and appropriate information disclosure of the corporate information.

2. Condition of the Corporate Structure, etc. regarding the Timely Disclosure

Based on our basic position regarding the timely disclosure, the Company collects and manages the facts or account settlement information which have material impact on the judgment of investment, and in order to make the timely and appropriate disclosure, provides for the "regulations on information management" and "regulations against insider trading", etc., and carries out such collection, management and provision by the following corporate structure.

- In case of disaster, after the occurrence of certain events, the Company will establish the Disaster Countermeasures Division and collect the relevant information, and establish the system to make the timely and appropriate information disclosure in close collaboration with each related unit focusing on the Disaster Countermeasures Division.

- With respect to the information regarding the accounts settlement, the Accounting Department collects the account settlement information from each unit and each group company, and prepares the disclosure materials. Also, in the process of preparation of the disclosure materials, the Company establishes separate organization systems which are accounting functions (Accounting Department) and management accounting functions (Management Planning Department) other than the prescribed verification procedures, and the accounting audit in accordance with the Company Law and the

Financial Instruments and Exchange Law, and has a double-checking process. Furthermore, the Company establishes the system to prepare the accurate disclosure materials, which follows the Timely Disclosure Regulation of the Osaka Securities Exchange such as including the confirmation from the related units of the Investor Relations Office, Public Relations Department, Legal Department and Management Planning Department.

- The material information and material facts of the Company and each group company collected by the above measures are submitted or reported to the meeting of the Board of Directors held every month, in principle (or held from time to time when needed). Also, with respect to the information including the determined facts resolved at the meeting of the Board of Directors, considering the consultation with each related unit by the Information Management Office, under the direction of the director in charge of the Legal Department who is the information control officer, the Company promptly judges the necessity of the timely disclosure of the information which seems to have a material impact on the judgment of investment as well as makes the judgment as to whether such information falls under a disclosure item provided for in the Timely Disclosure Regulation of the Osaka Securities Exchange.

- With respect to the information which is judged to be subject to the timely disclosure, the Legal Department, Public Relations Department and Investor Relations Office make timely disclosure by press releases, publication on the Company's homepage and by registration on the TDnet (Timely Disclosure network).

- End of Document -

Exhibit

Corporate Structure and Procedures


Each Group Company
Presiding Department of information or director in charge
fact regarding the decision
fact regarding the occurrence
information regarding the accounts settlement
Reporting
Reporting
AIFUL CORPORATION
fact regarding the occurrence
information regarding the accounts settlement
Reporting
Reporting
Reporting
Finance Division
Disaster Countermeasures Division
General Affairs Department
Information Systems Division
Accounting Department
Reporting
Management Planning Division
Information Management Office・Risk Management Committee ・Corporate Management Department (Management of each group company)
collaboration
Submitting and reporting
Submitting and reporting
the meeting of the Board of Director (President and CEO)
fact regarding the decision
fact regarding the occurrence
information regarding the accounts settlement
Audit by the Auditors
Resolution
Public Relations Department
Legal Department (Information Control Officer)
Investor Relations Office
Information Disclosure（TDnet・press release・publication on the homepage）

END